2024 Annual Report Notice of Annual General Meeting of Shareholders | Proxy Statement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-51539

Cimpress plc

(Exact Name of Registrant as Specified in Its Charter)

Ireland **(State or Other Jurisdiction of Incorporation or Organization)**	**98-0417483** **(I.R.S. Employer Identification No.)**

First Floor Building 3, Finnabair Business and Technology Park A91 XR61,
Dundalk, Co. Louth
Ireland
(Address of Principal Executive Offices)
Registrant's telephone number, including area code: 353 42 938 8500
Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
Ordinary Shares, nominal value of €0.01 per share	CMPR	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
	Smaller reporting company ☐	
	Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in this filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

The aggregate market value of the ordinary shares held by non-affiliates of the registrant was approximately $1.76 billion on December 31, 2023 (the last business day of the registrant's most recently completed second fiscal quarter) based on the last reported sale price of the registrant's ordinary shares on the NASDAQ Global Select Market.

As of August 5, 2024, there were 25,066,128 Cimpress plc ordinary shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE The registrant intends to file a definitive proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended June 30, 2024. Portions of such proxy statement are incorporated by reference into Items 10, 11, 12, 13, and 14 of Part III of this Annual Report on Form 10-K.

CIMPRESS PLC ANNUAL REPORT ON FORM 10-K For the Year Ended June 30, 2024 TABLE OF CONTENTS Page Part I Item 1. Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 Item 1A. Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13 Item 1B. Unresolved Staff Comments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24 Item 1C. Cybersecurity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25 Item 2. Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25 Item 3. Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26 Item 4. Mine Safety Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26 Part II Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issued Purchases of Equity Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26 Item 6. [Reserved] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27 Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations . . . . . . . 28 Item 7A. Quantitative and Qualitative Disclosures About Market Risk . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43 Item 8. Financial Statements and Supplementary Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45 Item 9. Changes in and Disagreements with Accountants and Financial Disclosure . . . . . . . . . . . . . . . . . . . 97 Item 9A. Controls and Procedures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 97 Item 9B. Other Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 98 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections . . . . . . . . . . . . . . . . . . . . . . . . . 98 Part III Item 10. Directors, Executive Officers and Corporate Governance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 98 Item 11. Executive Compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 98 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 98 Item 13. Certain Relationships and Related Transactions, and Director Independence . . . . . . . . . . . . . . . . . . 98 Item 14. Principal Accountant Fees and Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 98 Part IV Item 15. Exhibits and Financial Statement Schedules . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 99 Item 16. Form 10-K Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 100 Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 101

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PART I Item 1. Business Overview & Strategy Cimpress is a strategically focused collection of businesses that specialize in print mass customization, through which we deliver large volumes of individually small-sized customized orders of printed materials and related products. Our products and services include a broad range of marketing materials, business cards, signage, promotional products, logo apparel, packaging, books and magazines, wall decor, photo merchandise, invitations and announcements, design and digital marketing services, and other categories. Mass customization is a core element of the business model of each Cimpress business and is a competitive strategy that seeks to produce goods and services to meet individual customer needs with near mass production efficiency. We discuss mass customization in more detail further below. We have grown substantially over our history, from $0 in 1995 to $0.2 billion of revenue in fiscal year 2006, the year when we became a publicly traded company, then to $3.3 billion of revenue in fiscal year 2024. As we have grown we have achieved important benefits of scale. Our strategy is to invest in and build customer-focused, entrepreneurial print mass customization businesses for the long term, which we manage in a decentralized, autonomous manner. We drive competitive advantage across Cimpress through a select few shared strategic capabilities that have the greatest potential to create Cimpress-wide value. We limit all other central activities to only those which absolutely must be performed centrally. We believe this decentralized structure is beneficial in many ways as it enables our businesses to be more customer focused, to make better decisions faster, to manage a holistic cross-functional value chain required to serve customers well, to be more agile, to be held more accountable for driving investment returns, and to understand where we are successful and where we are not. This structure delegates responsibility, authority and resources to the CEOs and managing directors of our various businesses. We believe this approach has provided great value, enabling our businesses to respond quickly to changes in customer needs and adapt to changing market conditions, while also providing our leaders an environment to share best practices and insights across the group. The select few shared strategic capabilities into which we invest include our (1) mass customization platform ("MCP"), (2) talent infrastructure in India, (3) central procurement of large-scale capital equipment, shipping services, major categories of our raw materials and other categories of spend, and (4) peer-to-peer knowledge sharing among our businesses. We encourage each of our businesses to leverage these capabilities, but each business is free to choose the extent to which they use these services. This optionality, we believe, creates healthy pressure on the central teams who provide such services to deliver compelling value to our businesses. We limit all other central activities to only those that must be performed centrally. Out of more than 15,000 employees, we have approximately 100 who work in central activities that fall into this category, which includes tax, treasury, internal audit, legal, sustainability, corporate communications, consolidated reporting and compliance, investor relations, capital allocation, and the functions of our CEO and CFO. We have developed guardrails and accountability mechanisms in key areas of governance including cultural aspects such as a focus on customers and being socially responsible, as well as operational aspects such as the processes by which we set strategy and financial budgets and review performance, and the policies by which we ensure compliance with applicable laws. Our Uppermost Financial Objective Our uppermost financial objective is to maximize our intrinsic value per share. We define intrinsic value per share as (a) the unlevered free cash flow per diluted share that, in our best judgment, will occur between now and the long-term future, appropriately discounted to reflect our cost of capital, minus (b) net debt per diluted share. We define unlevered free cash flow as adjusted free cash flow plus cash interest payments, partially offset by cash interest received on our cash and marketable securities. This financial objective is inherently long term in nature. Thus an explicit outcome of this is that we accept fluctuations in our financial metrics as we make investments that we believe will deliver attractive long-term returns on investment. 1

We ask investors and potential investors in Cimpress to understand our uppermost financial objective by which we endeavor to make all financially evaluated decisions. We often make decisions in service of this priority that could be considered non-optimal were they to be evaluated based on other financial criteria such as (but not limited to) near-term revenue, operating income, net income, EPS, adjusted EBITDA, and cash flow.

Mass Customization

Mass customization is a business model that allows companies to deliver major improvements to customer value across a wide variety of customized product categories. Companies that master mass customization can automatically direct high volumes of orders into smaller streams of homogeneous orders that are then sent to specialized production lines. If done with structured data flows and the digitization of the configuration and manufacturing processes, setup costs become very small, and small volume orders become economically feasible.



Mass Customization Breaks the Traditional Tradeoff
That Was Required Between Cost and Volume
Custom
Made
Unit
Cost
Mass
Produced
Mass
Customized
Volume Produced of a Given Product

The chart illustrates this concept. The horizontal axis represents the volume of production of a given product; the vertical axis represents the cost of producing one unit of that product. Traditionally, the only way to manufacture at a low unit cost was to produce a large volume of that product: mass-produced products fall in the lower right-hand corner of the chart. Custom-made products (i.e., those produced in small volumes for a very specific purpose) historically incurred very high unit costs: they fall in the upper left-hand side of the chart.

Mass customization breaks this trade off, enabling low-volume, low-cost production of individually unique products. Very importantly, relative to traditional alternatives mass customization creates value in many ways, not just lower cost. Other advantages can include faster production, greater personal relevance, avoidance of obsolete stock and material finished goods inventory, better design, flexible shipping options, more product choice, and higher quality.

Mass customization in print-related markets delivers a breakthrough in customer value, particularly in markets in which the worth of a physical product is inherently tied to a specific, unique use or application. For instance, there is limited value to a sign that is the same as is used by many other companies: the business owner needs to describe what is unique about their business. Likewise, customized packaging is a way for a business to add their brand identity to what is oftentimes the first physical touchpoint with a customer for online purchases. Before mass customization, producing a high-quality custom product required high per-order setup costs, so it simply was not economical to produce a customized product in low quantities.

There are three ingredients to mass customization applied to print applications: (1) web-to-print or e-commerce stores that offer a wide variety of customizable products, a replacement of more expensive and harder-to-scale physical stores with limited geographic reach; (2) software-driven order aggregation, which enables significantly reduced costs on low-volume orders; and (3) democratized design that combines intuitive design software with a large scale of human designers that are typically located in low-cost locations to deliver high-quality, lower-cost, highly scalable alternatives to traditional graphic design services.

We believe that the business cards sold by our Vista business provide a concrete example of the potential of our mass customization business model to deliver significant customer value and to develop strong profit franchises in large markets that were previously low growth and commoditized. Millions of very small customers (for example, home-based businesses) rely on Vista to design and procure aesthetically pleasing, high-quality, quickly delivered, and low-priced business cards. The Vista production operations for a typical order of 250 standard business cards in Europe and North America require less than 14 seconds of labor for all of pre-press, printing, cutting and packaging, versus an hour or more for traditional printers. Combined with advantages of scale in graphic design support services, purchasing of materials, our self-service online ordering, pre-press automation, auto-scheduling and automated manufacturing processes, we allow customers to design, configure, and procure business cards at a fraction of the cost of typical traditional printers with consistent quality and delivery reliability. Customers have extensive, easily configurable, customization options such as rounded corners, different shapes,

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specialty papers, “spot varnish”, reflective foil, folded cards, or different paper thicknesses. Achieving this type of product variety while also being very cost efficient took us almost two decades and requires massive volume, significant engineering investments, and significant capital. For example, business cards is a mature market that, at the overall market level, has experienced continual declines over the past two decades. Yet, for Vista, this is a highly profitable category that has grown over that time period despite the market declines. We currently produce many other product categories (such as flyers, brochures, signage, drinkware, pens, apparel, embroidered soft goods, labels, packaging, stickers, books, catalogs, magazines, calendars, holiday cards, invitations, photobooks, and canvas prints) via similar methods. While these product categories are not as automated as business cards, each is well along the spectrum of mass customization relative to traditional suppliers and thus provide great customer value and a strong, profitable, and growing revenue stream.

Market and Industry Background

Print's Mass Customization Opportunity

Mass customization of print and related products is not a market itself, but rather a business model that can be applied across global geographic markets, to customers from varying businesses (micro, small, medium, and large), graphic designers, resellers, printers, teams, associations, groups, consumers, and families, to which we offer products such as the following:


Marketing Materials
Packaging & Labels
Home & Family
Soft Goods & Apparel
Business Identity
Invitations & Stationery
Signage & Displays
Promotional Products
Fabric & Textiles

Large traditional print markets undergoing disruptive innovation

The products, geographies and customer applications listed above constitute a large market opportunity that is highly fragmented. We believe that the vast majority of the print-related markets to which mass customization could apply are still served by traditional business models that force customers either to produce in large quantities per order or to pay a high price per unit.

We believe that these large and fragmented markets are moving away from small traditional suppliers that employ job shop business models to fulfill a relatively small number of customer orders and toward businesses such as those owned by Cimpress that aggregate a relatively large number of orders and fulfill them via a focused supply chain and production capabilities at relatively high volumes, thereby achieving the benefits of mass customization. We believe we are relatively early in the process of what will be a multi-decade shift from job-shop business models to mass customization, as innovation continues to bring new product categories into this model.

Cimpress’ current revenue represents a very small fraction of this market opportunity. We believe that Cimpress and competitors who have built their businesses around a mass customization model are “disruptive innovators” to these large markets because we enable small-volume production of personalized, high-quality products at an affordable price. Disruptive innovation, a term coined by Harvard Business School professor Clayton Christensen, describes a process by which a product or service takes root initially in simple applications at the bottom of a market (such as the free business cards for the most price sensitive of micro-businesses or basic white t-shirts that VistaPrint started with) and then moves up market, eventually displacing established competitors (such as those in the markets mentioned above).

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We believe that a large opportunity exists for major markets to shift to a mass customization paradigm and, even though we are largely decentralized, the select few shared strategic capabilities into which we centrally invest provide significant scale-based competitive advantages for Cimpress. We believe this opportunity to deliver substantially better customer value and, therefore, disrupt large traditional industries can translate into tremendous future opportunity for Cimpress. Earlier in our history, we focused primarily on a narrow set of customers (highly price-sensitive and discount-driven micro businesses and consumers) with a limited offering of relatively simple-to-produce products. Through acquisitions and via significant investments in our Vista business, we have expanded the breadth and depth of our product offerings, extended our ability to serve our traditional customers and gained a capability to serve a vast range of customer types with ever- more-complex product formats. This has been a key part of our growth over the last two decades, and we expect to continue to focus on capturing growth via innovation and new product introduction in the coming decades. Print Market Opportunity Our businesses conduct market research on an ongoing basis, and through those studies we remain confident in the overall market opportunity; however, our estimates are only approximate. Despite the imprecise nature of our estimates, we believe that our understanding is directionally correct and that we operate in a vast aggregate market with significant opportunity for Cimpress to grow as we continue delivering a differentiated and attractive value proposition to customers. Today, we believe that the revenue opportunity for low-to-medium order quantities (i.e., still within our focus of small-sized individual orders) in the four product categories below is over $100 billion annually in North America, Europe and Australia, and significantly higher if you include other geographies and custom consumer products. These product categories are listed in order of current market penetration by mass customization models. • Small format marketing materials such as business cards, flyers, leaflets, inserts, brochures, and magazines. Businesses of all sizes are the main end users of short-and-medium run lengths (per order quantities below 2,500 units for business cards and below 20,000 units for other materials). This opportunity is estimated to be more than $25 billion per year. • Large format products such as banners, signs, tradeshow displays, and point-of-sale displays. Businesses of all sizes are the main end users of short-and-medium run lengths (less than 1,000 units). This opportunity is estimated to be more than $35 billion per year. • Promotional products, apparel, and gifts including decorated apparel, bags, and textiles, and hard goods such as pens, USB sticks, and drinkware. The end users of short-and-medium runs of these products range from businesses to teams, associations and groups, as well as individual consumers. This opportunity is estimated to be more than $25 billion per year. • Packaging products, such as corrugated board packaging, flexible packaging, printed paper bags, and labels. Businesses of all sizes are the primary end users for short-and-medium runs (below 10,000 units). This opportunity is estimated to be more than $15 billion per year. The market for small format marketing materials is the most mature in this penetration, though there is still a significant portion served by thousands of small traditional suppliers. The market for packaging products is the least mature in terms of penetration by mass customization models, but this transition has begun. The estimates of annual market opportunity in each of the four product categories above are based on research conducted for Cimpress by third-party research firm Keypoint Intelligence in August 2022 to estimate the value of print shipments to small and medium businesses in Australia, France, Germany, Italy, the U.K. and the U.S. Cimpress extrapolated the findings of the study to estimate the market size of the remaining countries in North America and Europe in which we sell products based on the relative number of small and medium businesses in those other markets. Design Market Opportunity Vista was an early pioneer of the concept of web-based do-it-yourself design as a fundamental part of its original customer value proposition for designs for relatively simple 2D product formats. We believe that there is an ongoing revolution in graphic design for small business marketing, one in which a combination of technology tools, artificial intelligence and machine learning, and convenient access via two-sided marketplace platforms to professional freelance design talent (including from low-cost countries) will continue a multi-decade democratization of design that has been central to print mass customization, and is likely to continue to be a key enabler to bringing 4 ever-more-complex product formats and marketing channels into the mass customization paradigm (for example, packaging, large format signage, and catalogs). Vista has continued to invest in its design capabilities, both organically and through acquisition, to be a leader in this market shift. For example, Vista previously acquired a network of 150,000 freelance designers who work with customer-specific design projects and a business with more than 100,000 freelance contributors of photos, videos, music, and other content. Vista is building a design system that combines graphic templates created by thousands of freelancers with algorithmically generated variations across many different print and digital products of customers' adaptation of those templates. Vista researched the design spend in two of its largest markets, the U.S. and Germany, and found that small businesses spend approximately $6 billion annually on design services in these two markets, exclusive of the purchases of the print or digital products that the designs enhance. Even more importantly, this research found that small businesses in these markets that purchase design services represent the majority of the addressable market for print and digital marketing materials. We believe that a broader complement of design services should enable Vista to retain customers longer as their needs evolve, as well as both attract new customers and serve existing customers with more complex products, and therefore access more of our total addressable market. Digital Market Opportunity Over time, small businesses have complemented the physical products they use to market their businesses with digital marketing channels like websites and social media marketing. Though the digital marketing channels themselves are not areas where we believe we should allocate significant capital to develop our own offerings, design is a common component to both physical and digital marketing for small businesses, and our small business customers look for ideas and advice when it comes to ensuring cohesive brand expression and successful campaigns across these channels. In October 2021, our Vista business acquired a business to accelerate our offering for do-it-yourself social media design that, combined with partnership opportunities with leading digital presence businesses like Wix, has extended our total addressable market into an adjacency where we believe we have an opportunity to deliver integrated marketing solutions to small business customers using a best-in-class partnership approach. The total market for digital marketing applications is massive, as the amount that businesses spend annually on digital marketing solutions is roughly the same amount as is spent on design services and print products. However, our ambition here is focused on enhancing the customer experience of millions of Vista customers. We believe investing in digital design capabilities and offering digital solutions via partnership will enable Vista to capture a portion of this opportunity by attracting new customers and increasing the lifetime value and retention of existing customers. Our Businesses Cimpress businesses include our organically developed Vista business, plus businesses that we have either fully acquired or in which we have a majority equity stake. Prior to their acquisitions, most of our acquired companies pursued business models that already applied the principles of mass customization to print and related products. Each provided a standardized set of products that could be configured and customized by customers, ordered in relatively low volumes, and produced via relatively standardized, homogeneous production processes, at prices lower than those charged by traditional producers. Our businesses serve markets primarily in North America, Western Europe, Australia, and New Zealand as well as smaller businesses in India and Brazil. Their websites typically offer a broad assortment of tools and features allowing customers to create a product design or upload their own complete design and place an order, either on a self-service basis or with varying levels of assistance. The combined product assortment across our businesses is extensive, including offerings in the following product categories: business cards, marketing materials such as flyers and postcards, digital and marketing services, writing instruments, signage, canvas-print wall décor, decorated apparel, promotional products and gifts, packaging, design services, textiles, and magazines and catalogs. The majority of our revenue is driven by standardized processes and enabled by software. We endeavor to design these processes and technologies to readily scale as the number of orders received per day increases. In particular, the more individual jobs we receive in a given time period, the more efficiently we can sort and route jobs with homogeneous production processes to given nodes of our internal production systems or of our third-party supply chain. This sortation and subsequent process automation improves production efficiency. We believe that our strategy of systematizing our service and production operations enables us to deliver value to customers much more effectively than traditional competitors. Our businesses operate production facilities throughout the geographies listed above, with approximately 3 million square feet of production space in the aggregate across our owned and operated facilities. We also work 5 extensively with hundreds of external fulfillers across the globe. We believe that the improvements we have made and the future improvements we intend to make in software technologies that support the design, sortation, scheduling, production, and delivery processes provide us with significant competitive advantage. In many cases our businesses can produce and ship an order the same day they receive it. Our supply chain systems and processes seek to reduce inventory and working capital and improve delivery speeds to customers relative to traditional suppliers. In certain of our company-owned manufacturing facilities, software schedules the near- simultaneous production of different customized products that have been ordered by the same customer, allowing us to produce and deliver multi-part orders quickly and efficiently. We believe that the potential for scale-based advantages is not limited to focused, automated production lines. Other advantages include the ability to systematically and automatically sort through the voluminous “long tail” of diverse and uncommon orders in order to group them into more homogeneous categories, and to route them to production nodes that are specialized for that category of operations and/or which are geographically proximate to the customer. In such cases, even though the daily production volume of a given production node is small in comparison to our highest-volume production lines, the homogeneity and volume we are able to achieve is nonetheless significant relative to traditional suppliers of the long-tail product in question; thus, our relative efficiency gains remain substantial. We acquired most of our capabilities in this area via our investments in Exaprint, Printdeal, Pixartprinting, and WIRmachenDRUCK. For instance, the product assortment of each of these four businesses is measured in the tens of thousands, versus Vista where product assortment is dramatically smaller on a relative basis. In addition to our own production of long-tail products, we rely heavily on third-party fulfillment partnerships, which allow us to offer a diverse set of products. This deep and broad product offering is important to many customers. Our businesses are currently organized into the following five reportable segments: 1. Vista: Consists of the operations of our VistaPrint branded websites in North America, Western Europe, Australia, New Zealand, India, and Singapore. This business also includes our 99designs by Vista business, which provides graphic design services, VistaCreate for do-it-yourself (DIY) design, our Vista x Wix partnership for small business websites, and our Vista Corporate Solutions business, which serves medium-sized businesses and large corporations. Our Vista business helps more than 11 million small businesses annually to create attractive, professional- quality marketing products at affordable prices and low volumes. With Vista, small businesses are able to create and customize their marketing with easy-to-use digital tools and design templates, or by receiving expert graphic design support. In October 2020, Vista acquired 99designs to expand its design offering via a worldwide community of more than 150,000 talented designers to make it easy for designers and clients to work together to create designs they love. In October 2021, Vista acquired Depositphotos to expand the content available for our customers and to introduce VistaCreate, which is a versatile, intuitive design software, which leverages templates from freelance contributors. Several signature services including "VistaPrint", "VistaCreate", "99designs by Vista", "Vista Corporate Solutions," and "Vista x Wix" operate within the "Vista" brand architecture. This broadens our customers' understanding of our value proposition to allow us to serve a larger set of their needs across a wide range of products and solutions that include design, social media, and web presence as well as print. VistaPrint represents the vast majority of the revenue in this segment where, during fiscal year 2024, average order value was more than $86 and customers spent, on average, a bit more than $145 for the year; gross margins were about 56% and advertising spend as a percent of revenue was about 16%. Vista has had strong free cash flow conversion as its e-commerce model typically leads to collections from customers prior to the production and shipment of customer orders and mass customization allows for relatively low levels of inventory relative to revenue. Upload & Print: Our Upload & Print businesses are organized in two reportable segments: PrintBrothers and The Print Group, both of which focus on serving graphic professionals such as local printers, print resellers, graphic artists, advertising agencies, and other customers with professional desktop publishing skill sets. Average order values and annual spend per customer vary by business, with AOVs, on average, of about €95 - €160 and annual spend per customer of about €300 - €700 in fiscal year 2024. Gross margins vary by business 6 but averaged about 32% in fiscal year 2024 due to wholesale-like pricing and the wide variety of products produced both in owned facilities as well as via third-party fulfillers. Advertising spend as a percent of revenue was about 5% in fiscal year 2024, although it also varies by business. 2. PrintBrothers: Consists of our druck.at, Printdeal, and WIRmachenDRUCK businesses. PrintBrothers businesses serve customers throughout Europe, primarily in Austria, Belgium, Germany, the Netherlands, and Switzerland. 3. The Print Group: Consists of our Easyflyer, Exaprint, Pixartprinting, and Tradeprint businesses. The Print Group businesses serve customers throughout Europe, primarily in France, Italy, Spain, and the UK. 4. National Pen: Consists of our pens.com branded business and a few smaller brands operated by National Pen that are focused on customized writing instruments and promotional products, apparel, and gifts for small- and medium-sized businesses. National Pen serves more than a million small businesses annually across geographies including North America, Europe, and Australia. The pens.com branded business sells through their ecommerce site and is supported by digital marketing methods as well as direct mail and telesales. National Pen focuses on customized writing instruments and promotional products, apparel, and gifts for small- and medium-sized businesses. During fiscal year 2024, National Pen’s average order value was about $300 - $350, and annual spend per customer was about $450. Gross margins were about 53% in fiscal year 2024 with highly seasonal profits driven in the December quarter. Advertising spend as a percent of revenue was about 20% in fiscal year 2024. Significant inventory and customer invoicing requirements in this business drive different working capital needs compared to our other businesses. 7

5. All Other Businesses: A collection of businesses combined into one reportable segment based on materiality, including BuildASign, a larger and profitable business, with strong profitability and cash flow, and Printi, a small early- stage business operating at a relatively modest operating loss. BuildASign is an e-commerce provider of canvas-print wall décor, signage, and other large-format printed products. As the online printing leader in Brazil, Printi offers a superior customer experience with transparent and attractive pricing, reliable service, and quality. Central Procurement Given the scale of purchasing that happens across Cimpress’ businesses, there is significant value to coordinating our negotiations and purchasing to gain the benefit of scale. Our central procurement team negotiates and manages Cimpress-wide contracts for large-scale capital equipment, shipping services, and major categories of raw materials (e.g., paper, plates, ink). The Cimpress procurement team also supports procurement improvements, tools, and approaches across other aspects of our businesses’ purchases. While we are focused on seeking low total cost in our strategic sourcing efforts, we also work to ensure quality, reliability, and responsible sourcing practices within our supply chain. Our efforts include the procurement of high-quality materials and equipment that meet our strict specifications at a low total cost across a growing number of manufacturing locations, with an increasing focus on supplier compliance with our sustainable paper procurement policy as well as our Supplier Code of Conduct. We also work to develop and implement logistics, warehousing, and outbound shipping strategies to provide a balance of low-cost material availability while limiting our inventory exposure. Additionally, this team partners with each of our businesses and production equipment suppliers to help drive innovation and new product introduction at advantaged costs. Having this central procurement team that works together with the procurement teams in each of our businesses benefits us relative to the market, and we believe it has enabled us to operate more effectively, mitigating supply and cost risks relative to smaller competitors. Technology Our businesses typically rely on proprietary technology to attract and retain our customers, to enable customers to create graphic designs and place orders on our websites, and to sort, aggregate, and produce multiple orders in standardized, scalable processes. Technology is core to our competitive advantage, as without it our businesses would not be able to produce custom orders in small quantities while achieving the economics that are more analogous to mass-produced items. We are using our Mass Customization Platform (MCP), which is a cloud-based collection of software services, APIs, web applications, and related technology that can be leveraged independently or together by our businesses and third parties to perform common tasks that are important to mass customization. Cimpress businesses, and increasingly third-party fulfillers to our various businesses, leverage different combinations of MCP services, depending on what capabilities they need to complement their business-specific technology. The capabilities that are available in the MCP today include customer-facing technologies, such as ecommerce or those that enable customers to visualize their designs on various products, as well as manufacturing, supply chain, and logistics technologies that automate various stages of the production and delivery of a product to a customer. The benefits of the MCP include improved speed to market for new product introduction, reduction in fulfillment costs, improvement of product delivery or geographic expansion, improved site experience, automating manual tasks, and avoidance of certain redundant costs, which are especially impactful improvements when the platform is used to enable fulfillment between our Cimpress businesses. We believe the MCP can generate significant customer and shareholder value from increased specialization of production facilities, aggregated scale from multiple businesses, increased product offerings, and shared technology development costs. 8

We intend to continue developing and enhancing our MCP-based customer-facing and manufacturing, supply chain, and logistics technologies and processes. We develop our MCP technology centrally and we also have software and production engineering capabilities in each of our businesses. Our businesses are constantly seeking to strengthen our manufacturing and supply chain capabilities through engineering improvements in areas like automation, lean manufacturing, choice of equipment, product manufacturability, materials science, process control, and color control. Each of our businesses uses a mix of proprietary and third-party technology that supports the specific needs of that business. Their technology intensity ranges depending on their specific needs. Over the past few years, an increasing number of our businesses have modernized and modularized their business-specific technology to enable them to launch new products faster, provide a better customer experience, more easily connect to our MCP technologies, and leverage third-party technologies where we do not need to bear the cost of developing and maintaining proprietary technologies. For example, our businesses are increasingly using third-party software for capabilities such as content management, multivariate testing tools, and data warehousing, which are areas that specialized best-in-class technologies are better than the proprietary technologies they have replaced. This allows our engineering and development talent to focus on artwork technologies, product information management, and marketplace technologies from which we derive competitive advantage. In our central Cimpress Technology team and in an increasing number of our decentralized businesses, we have adopted an agile, micro-services-based approach to technology development that enables multiple businesses or use cases to leverage this API technology regardless of where it was originally developed. We believe this development approach can help our businesses serve customers and scale operations more rapidly than could have been done as an individual business outside Cimpress. Information Privacy and Security Each Cimpress business is responsible for ensuring that customer, company, and team member information is secure and handled in ways that are fully compliant with relevant laws and regulations. Because there are many aspects of this topic that apply to all of our businesses, Cimpress also has a central security team that defines security policies, deploys security controls, provides services, and embeds security into the development processes of our businesses. This team works in partnership with each of our businesses and the corporate center to measure security maturity and risk, and provides managed security services in a way that allows each business to address their unique challenges, lower their cost, and become more efficient in using their resources. Shared Talent Infrastructure We make it easy, low cost, and efficient for Cimpress businesses to set up and grow teams in India via a central infrastructure that provides all the local recruiting, onboarding, day-to-day administration, HR, and facilities management to support these teams, whether for technology, graphic services, or other business functions. Most of our businesses have established teams in India, leveraging this central capability, with those teams working directly for the respective Cimpress business. This is another example of scale advantage, albeit with talent, relative to both traditional suppliers and smaller online competitors, that we leverage across Cimpress. Competition The markets for the products our businesses produce and sell are intensely competitive, highly fragmented, and geographically dispersed, with many existing and potential competitors. Though Cimpress is the largest business in our space, we still represent a small fraction of the overall market and believe there is significant room for growth over the long-term future. Within this highly competitive context, our businesses compete on the basis of breadth and depth of product offerings; price; convenience; quality; technology; design content, tools, and assistance; customer service; ease of use; and production and delivery speed. It is our intention to offer a broad selection of high-quality products as well as related services at competitive price points and, in doing so, offer our customers an attractive value proposition. As described above, in Vista in recent years we expanded both our value proposition and addressable market to include design and digital marketing services. Our current competition includes a combination of the following: • traditional offline suppliers and graphic design providers • online printing and graphic design companies 9

• office superstores, mail and copy shop outlets, drug store chains, and other major retailers targeting small business and consumer markets for their printing needs • wholesale printers • self-service desktop design and publishing using personal computer software • email marketing services companies • website design and hosting companies • suppliers of customized apparel, promotional products, gifts, and packaging • online photo product companies • internet retailers • online providers of custom printing services that outsource production to third-party printers • providers of digital marketing such as social media and local search directories Today’s market has evolved to be more competitive. This evolution, which has been ongoing for over 20 years, has led to major benefits for customers in terms of lower prices, faster lead times, and easier customer experience. Cimpress and its businesses have proactively driven, and benefited from, this dynamic. The mass customization business model first took off with small format products like business cards, post cards and flyers, and consumer products like holiday cards. As the model has become better understood and more prevalent, and online advertising approaches more common, the competition has become more intense. We continue to derive significant and growing profits from these small format products. Additionally, there are other product areas that have only more recently begun to benefit from mass customization, such as books, catalogs, magazines, textiles, and packaging. Social and Environmental Responsibility Above and beyond compliance with applicable laws and regulations, we expect all parts of Cimpress to conduct business in a socially responsible, ethical manner. Examples of these efforts are: • Reducing greenhouse gas emissions: We strive to achieve net zero carbon emissions by fiscal year 2040 across our entire value chain and to achieve a 53% reduction in emissions by fiscal year 2030 as compared to our fiscal year 2019 baseline. The majority of these baseline emissions are from our value chain (Scope 3). Through investments in energy-efficient infrastructure and equipment, as well as renewable energy, we have achieved significant reductions in our direct emissions (Scope 1) and indirect emissions from purchased electricity or other forms of energy (Scope 2), and expect further reductions in the future. We have begun to examine our Scope 3 emissions, including substrate and logistics choices, for further opportunities to reduce total emissions. We are focused on engaging our suppliers to refine our Scope 3 data, while enhancing our internal data management capabilities to improve our decision making and reporting capabilities. Our targets have been informed by a science-based approach and are in alignment with a 1.5oC pathway. • Responsible forestry: Our sourcing strategy seeks to minimize any contribution to deforestation, forest degradation, or loss of biodiversity. We have converted the vast majority of the paper we print on in our Cimpress-owned production facilities to materials certified by either the Forest Stewardship Council (FSC) or the Programme for the Endorsement of Forest Certification (PEFC), leading certifications of responsible forestry practices. These certifications confirm that the paper we print on comes from responsibly managed forests that meet high environmental and social standards, and form a part of our preparations for compliance with the upcoming European Union Deforestation Regulation (EUDR) that is effective in January 2025. In fiscal year 2025, we will be required to comply with the EUDR for all products produced, imported or exported in Europe, with similar expectations for products produced outside of Europe. We are also focused on packaging, where we target 95% of our cardboard and corrugate packaging to be either 10

FSC-certified, PEFC-certified, or contain the highest feasible amount of recycled content from post- consumer sources by the end of fiscal year 2025. We have also begun to engage our third-party suppliers to materially expand their use of responsibly forested paper for the products that they customize on our behalf. • Plastics transition: We are committed to improving the profile of our plastic-based packaging and products in line with the targets set by the New Plastics Economy Global Commitment, co-sponsored by the United Nations Environment Programme and the Ellen MacArthur Foundation. Our goal for both our product and packaging profile is to eliminate 100% of problematic plastic usage (PVC and polystyrene), transition 100% of non-reusable packaging to recyclable and/or compostable materials, decrease virgin, fossil-fuel based plastic content in our packaging by 20%, and increase the recycled content in our plastic products by 20%. The target date we set for ourselves was to achieve this by the end of fiscal year 2025 compared to a 2020 baseline. We have now fully eliminated PVC and polystyrene from our plastic packaging, and are working to reduce the amount of fossil fuel-derived plastic in our packaging by 20% by the end of fiscal year 2025. We continue to aim to transition our remaining plastic packaging to recyclable and/or compostable materials in the coming years, but expect that this target will be achieved after the initial target date, due to the lack of materials that currently meet both scalability and operational requirements, and challenges with the consistency of recycling infrastructure in all the jurisdictions to which we ship product. For our plastic products, we continue to make important progress toward our goal to eliminate PVC and polystyrene, including the test and launch of multiple key alternative products. We continue to aim to transition these products away from these materials in the coming years, but expect this to be after the end of fiscal year 2025 as a result of limited market availability and supply chain risk. For both plastic packaging and products, during fiscal year 2025 we plan to incorporate our learnings over the past five years to define new, ambitious targets in each category to ensure that we continue to improve the sustainability of our offering to customers beyond our initial target date. • Fair labor practices: We require recruiting, retention, and other performance management related decisions to be made based solely on merit and organizational needs and considerations, such as an individual’s ability to do their job with excellence and in alignment with the company’s strategic and operational objectives. We do not tolerate discrimination on any basis protected by human rights laws or anti-discrimination regulations, and we strive to do more in this regard than the law requires. We are committed to a work environment where team members are treated with respect and fairness, and have invested in education and awareness programs for team members to make further improvements in this area. We value individual differences, unique perspectives, and the distinct contributions that each one of us can make to the company. • Team member health and safety: We require safe working conditions at all times to ensure our team members and other parties are protected, and require legal compliance at a minimum at all times. We require training on – and compliance with – safe work practices and procedures at all manufacturing facilities to ensure the safety of team members and visitors to our plant floors. • Ethical supply chain: It is important to us that our supply chain reflects our commitment to doing business with the highest standards of ethics and integrity. We expect our suppliers to act in full compliance with applicable laws, rules, and regulations. Our code of business conduct and supplier code of conduct lay out our expectations regarding human rights, environmental standards, and safe working conditions. Each Cimpress business is responsible for closely monitoring its supply chain for unacceptable practices such as environmental crimes, child labor, slavery, or unsafe working conditions. More information can be found at www.cimpress.com in our Corporate Social Responsibility section, including links to reports and documents such as our environmental, social, and governance (ESG) reports, supplier code of conduct, and compliance with the UK Modern Slavery Act and Canada's Fighting Against Forced Labour and Child Labour in Supply Chains Act. We are monitoring developments in the ESG reporting regulatory landscape and are building the necessary processes and capabilities to remain in compliance as relevant regulations evolve. 11

Intellectual Property We seek to protect our proprietary rights through a combination of patents, copyrights, trade secrets, trademarks, and contractual restrictions imposed on our employees and third parties, and control access to, and distribution of, our proprietary information. We have registered, or applied for the registration of, a number of U.S. and international domain names, trademarks, and copyrights. Additionally, we have filed U.S. and international patent applications for certain of our proprietary technology. Seasonality Our profitability has historically had seasonal fluctuations. Our second fiscal quarter, ending December 31, includes the majority of the holiday shopping season and is our strongest quarter for sales of our consumer-oriented products, such as holiday cards, calendars, canvas prints, photobooks, and personalized gifts. Human Capital As of June 30, 2024, we had approximately 15,000 full-time and approximately 1,000 temporary employees worldwide. Corporate Information Cimpress plc was incorporated on July 5, 2017 as a private company limited by shares under the laws of Ireland and on November 18, 2019 was re-registered as a public limited company under the laws of Ireland. On December 3, 2019, Cimpress N.V., the former publicly traded parent company of the Cimpress group of entities, merged with and into Cimpress plc, with Cimpress plc surviving the merger and becoming the publicly traded parent company of the Cimpress group of entities. Available Information We make available, free of charge through our investor relations website at ir.cimpress.com, the reports, proxy statements, amendments, and other materials we file with or furnish to the SEC as soon as reasonably practicable after we electronically file or furnish such materials with or to the SEC. We are not including the information contained on our website, or information that can be accessed by links contained on our website, as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. 12

Item 1A. Risk Factors Our future results may vary materially from those contained in forward-looking statements that we make in this Report and other filings with the SEC, press releases, communications with investors, and oral statements due to the following important factors, among others. Our forward-looking statements in this Report and in any other public statements we make may turn out to be wrong. These statements can be affected by, among other things, inaccurate assumptions we might make or by known or unknown risks and uncertainties or risks we currently deem immaterial. Consequently, no forward-looking statement can be guaranteed. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Risks Related to Our Business and Operations We manage our business for long-term results, and our quarterly and annual financial results often fluctuate, which may lead to volatility in our share price. Our revenue and operating results often vary significantly from period to period due to a number of factors, and as a result comparing our financial results on a period-to-period basis may not be meaningful. We prioritize our uppermost financial objective of maximizing our intrinsic value per share even at the expense of shorter-term results. Many of the factors that lead to period-to-period fluctuations are outside of our control; however, some factors are inherent in our business strategies. Some of the specific factors that could cause our operating results to fluctuate from quarter to quarter or year to year include among others: • investments in our business in the current period intended to generate longer-term returns, where the costs in the near term will not be offset by revenue or cost savings until future periods, if at all • costs to produce and deliver our products and provide our services, including the effects of inflation • our ability to attract and retain customers and generate purchases • shifts in revenue mix toward less profitable products and brands • supply chain challenges • our pricing and marketing strategies and those of our competitors • variations in the demand for our products and services • currency and interest rate fluctuations, which affect our revenue, costs, and fair value of our assets and liabilities • our hedging activity • the commencement or termination of agreements with our strategic partners, suppliers, and others • our ability to manage our production, fulfillment, and support operations • general economic conditions, including economic downturns in some or all of our markets • expenses and charges related to our compensation arrangements with our executives and employees • costs and charges resulting from litigation • changes in our effective income tax rate or tax-related benefits or costs • costs to acquire businesses or integrate our acquired businesses 13

• financing costs • impairments of our tangible and intangible assets including goodwill • the results of our minority investments and joint ventures Some of our expenses, such as building leases, depreciation related to previously acquired property and equipment, and personnel costs, are relatively fixed, and we may be unable to, or may not choose to, adjust operating expenses to offset any revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any period. Our operating results may sometimes be below the expectations of public market analysts and investors, in which case the price of our ordinary shares may decline. If we do not promote, strengthen, and evolve our brands, we could lose customers and revenue and fail to acquire new customers. A primary component of our business strategy is to promote and strengthen our brands to attract new and repeat customers, and we face significant competition from other companies in our markets who also seek to establish strong brands. To promote and strengthen our brands, we must incur substantial marketing expenses and establish a relationship of trust with our customers by providing a high-quality customer experience, which requires us to invest substantial amounts of our resources. A negative incident or circumstance involving our products, services, advertising, or corporate conduct can damage our reputation, especially if the incident or circumstance is widely publicized or "goes viral," and cause customers to lose trust in our brands, which could negatively impact our revenues. Our global operations and decentralized organizational structure place a significant strain on our management, employees, facilities, and other resources and subject us to additional risks. We are a global company with production facilities, offices, employees, and localized websites in many countries across six continents, and we manage our businesses and operations in a decentralized, autonomous manner. We are subject to a number of risks and challenges that relate to our global operations, decentralization, and complexity including, among others: • difficulty managing operations in, and communications among, multiple businesses, locations, and time zones • challenges of ensuring speed, nimbleness, and entrepreneurialism in a large and complex organization • difficulty complying with multiple tax laws, treaties, and regulations and limiting our exposure to onerous or unanticipated taxes, duties, tariffs, and other costs • our failure to maintain sufficient financial and operational controls and systems to manage our decentralized businesses and comply with our obligations as a public company • the challenge of complying with disparate laws in multiple countries, such as regulations that may impair our ability to conduct our business or impact the willingness of third parties to conduct business with us, protectionist laws that favor local businesses, and restrictions imposed by local labor laws • the challenge of maintaining management's focus on our strategic and operational priorities and minimizing lower priority distractions • disruptions caused by political and social instability and war that may occur in some countries • exposure to corrupt business practices that may be common in some countries or in some sales channels and markets, such as bribery or the willful infringement of intellectual property rights • difficulty repatriating cash from some countries • difficulty importing and exporting our products across country borders and difficulty complying with customs regulations in the many countries where we sell products 14

• disruptions or cessation of important components of our international supply chain • failure of local laws to provide a sufficient degree of protection against infringement of our intellectual property In addition, we are exposed to fluctuations in currency exchange rates that may impact items such as the translation of our revenue and expenses, remeasurement of our intercompany balances, and the value of our cash and cash equivalents and other assets and liabilities denominated in currencies other than the U.S. dollar, our reporting currency. The hedging activities we engage in may not mitigate the net impact of currency exchange rate fluctuations, and our financial results may differ materially from expectations as a result of such fluctuations. Failure to protect our information systems and the confidential information of our customers, employees, and business partners against security breaches and thefts could damage our reputation and brands, subject us to litigation and enforcement actions, and substantially harm our business and results of operations. Our business involves the receipt, storage, and transmission of customers' personal and payment information, as well as confidential information about our business, employees, suppliers, and business partners, some of which is entrusted to third-party service providers, partners, and vendors. We and third parties with which we share information have experienced, and will continue to experience, cyberattacks and other malicious activity that may include physical and electronic break-ins, computer viruses, ransomware attacks, and phishing and other social engineering scams, among other threats. We are seeing security threats evolve and become more sophisticated and more difficult to detect and defend against, including by the increased use of artificial intelligence to enhance attacks, and our vulnerabilities may be heightened by our decentralized operating structure and many of our employees working remotely. A hacker or thief may defeat our security measures, or those of our third-party service providers, partners, or vendors, and obtain confidential or personal information, and we or the third party may not discover the security breach and theft of information for a significant period of time after the breach occurs. We may need to significantly increase the resources we expend to protect against security breaches and thefts of data or to address problems caused by breaches or thefts, and we may not be able to anticipate cyber attacks or implement adequate preventative measures. Any compromise or breach of our information systems or the information systems of third parties with which we share information could, among other things: • damage our reputation and brands • expose us to losses, costs, litigation, enforcement actions, and possible liability • result in a failure to comply with legal and industry privacy regulations and standards • lead to the misuse of our and our customers' and employees' confidential or personal information • cause interruptions in our operations • cause us to lose revenue if existing and potential customers believe that their personal and payment information may not be safe with us We are subject to the laws of many states, countries, and regions and industry guidelines and principles governing the collection, use, retention, disclosure, sharing, and security of data that we receive from and about our customers and employees. Any failure or perceived failure by us to comply with any of these laws, guidelines, or principles could result in actions against us by governmental entities or others, a loss of customer confidence, and damage to our brands. In addition, the regulatory landscape is constantly changing, as various regulatory bodies throughout the world enact new laws concerning privacy, data retention, data transfer, and data protection including possible limitations on our ability to use customer data and regulating the use of artificial intelligence and machine learning. Complying with these varying and changing requirements is challenging, especially for our smaller, more thinly staffed businesses, and could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business and operating results. 15

If we are unable to attract new and repeat customers in a cost-effective manner, our business and results of operations could be harmed. Our various businesses rely on a variety of marketing methods to attract new and repeat customers. These methods include promoting our products and services through paid channels such as online search, display, and television, as well as leveraging our owned and operated channels such as email, direct mail, our social media accounts, and telesales. If the costs of these channels significantly increase or the effectiveness of these channels significantly declines, then our ability to efficiently attract new and repeat customers would be reduced, our revenue and net income could decline, and our business and results of operations would be harmed. Developing and deploying our mass customization platform is costly and resource-intensive, and we may not realize all of the anticipated benefits of the platform. A key component of our strategy is the development and deployment of a mass customization platform, which is a cloud-based collection of software services, APIs, web applications and related technology offerings that can be leveraged independently or together by our businesses and third parties to perform common tasks that are important to mass customization. The process of developing new technology is complex, costly, and uncertain and requires us to commit significant resources before knowing whether our businesses will adopt components of our mass customization platform or whether the platform will make us more effective and competitive. As a result, there can be no assurance that we will find new capabilities to add to the growing set of technologies that make up our platform, that our diverse businesses will realize value from the platform, or that we will realize expected returns on the capital expended to develop the platform. Seasonal fluctuations in our business place a strain on our operations and resources. Our profitability has historically been highly seasonal. Our second fiscal quarter, which ends on December 31, includes the majority of the holiday shopping season and typically accounts for a disproportionately high portion of our earnings for the year, primarily due to higher sales of home and family products such as holiday cards, calendars, photo books, and personalized gifts. In addition, our National Pen business has historically generated nearly all of its profits during the second fiscal quarter. Lower than expected sales during the second quarter have a disproportionately large impact on our operating results and financial condition for the full fiscal year. In addition, if our manufacturing and other operations are unable to keep up with the high volume of orders during our second fiscal quarter or we experience inefficiencies in our production or disruptions of our supply chains, then our costs may be significantly higher, and we and our customers can experience delays in order fulfillment and delivery and other disruptions. Our businesses face risks related to interruption of our operations and supply chains and lack of redundancy. Our businesses' production facilities, websites, infrastructure, supply chain, customer service centers, and operations may be vulnerable to interruptions, and we do not have redundancies or alternatives in all cases to carry on these operations in the event of an interruption. In addition, because our businesses are dependent in part on third parties for certain aspects of our communications and production systems, we may not be able to remedy interruptions to these systems in a timely manner or at all due to factors outside of our control. Some of the events that could cause interruptions in our businesses' operations, systems, or supply chains are the following, among others: • fire, natural disaster, or extreme weather, which could be exacerbated by climate change • pandemic or other public health crisis • ransomware and other cyber security attacks • interruptions in the operations of our suppliers and service providers • labor strike, work stoppage, or other issues with our workforce • political instability or acts of terrorism or war 16

• power loss or telecommunication failure • attacks on our external websites or internal network by hackers or other malicious parties • inadequate capacity in our systems and infrastructure to cope with periods of high volume and demand Any interruptions to our systems or operations could result in lost revenue, increased costs, negative publicity, damage to our reputations and brands, and an adverse effect on our business and results of operations. Building redundancies into our infrastructure, systems, and supply chain to mitigate these risks may require us to commit substantial financial, operational, and technical resources. Failure to meet our customers' price expectations would adversely affect our business and results of operations. Demand for our products and services is sensitive to price for almost all of our businesses, and past changes in our pricing strategies had a significant impact on the numbers of customers and orders in some regions, which in turn affected our revenue, profitability, and results of operations. Many factors can significantly impact our pricing and marketing strategies, including the costs of running our business, the costs of raw materials, our competitors' pricing and marketing strategies, and the effects of inflation. We may not be able to mitigate increases in our costs by increasing the prices of our products and services. If we fail to meet our customers' price expectations, our business and results of operations may suffer. Acquisitions and strategic investments may be disruptive to our business, may fail to achieve our goals, and can negatively impact our financial results. An important way in which we pursue our strategy is to selectively acquire businesses, technologies, and services and make minority investments in businesses and joint ventures. The time and expense associated with acquisitions and investments can be disruptive to our ongoing business and divert our management's attention. In addition, we have needed in the past, and may need in the future, to seek financing for acquisitions and investments, which may not be available on terms that are favorable to us, or at all, and can cause dilution to our shareholders, cause us to incur additional debt, or subject us to covenants restricting the activities we may undertake. An acquisition, minority investment, or joint venture may fail to achieve our goals and expectations and may have a negative impact on our business and financial results in a number of ways including the following: • The business we acquired or invested in may not perform or fit with our strategy as well as we expected. • Acquisitions and minority investments can be costly and can result in increased expenses including impairments of goodwill and intangible asserts if financial goals are not achieved, assumptions of contingent or unanticipated liabilities, amortization of certain acquired assets, and increased tax costs. In addition, we may overpay for acquired businesses. • The management of our acquired businesses, minority investments, and joint ventures may be more expensive or may take more resources than we expected. In addition, continuing to devote resources to a struggling business can take resources away from other investment areas and priorities. • We may not be able to retain customers and key employees of the acquired businesses. In particular, it can be challenging to motivate the founders who built a business to continue to lead the business after they sell it to us. The accounting for our acquisitions and minority investments requires us to make significant estimates, judgments, and assumptions that can change from period to period, based in part on factors outside of our control, which can create volatility in our financial results. For example, we often pay a portion of the purchase price for our acquisitions in the form of an earn out based on performance targets for the acquired companies or enter into obligations or options to purchase noncontrolling interests in our acquired companies or minority investments, which can be difficult to forecast and can lead to larger than expected payouts that can adversely impact our results of operations. 17

Furthermore, provisions for future payments to sellers based on the performance or valuation of the acquired businesses, such as earn outs and options to purchase noncontrolling interests, can lead to disputes with the sellers about the achievement of the performance targets or valuation or create inadvertent incentives for the acquired company's management to take short-term actions designed to maximize the payments they receive instead of taking actions that benefit the business over the long term. We are subject to safety, health, and environmental laws and regulations, which could result in liabilities, cost increases, or restrictions on our operations. We are subject to a variety of safety, health and environmental, or SHE, laws and regulations in each of the jurisdictions in which we operate. SHE laws and regulations frequently change and evolve, including the addition of new SHE regulations, especially with respect to climate change. These laws and regulations govern, among other things, air emissions, wastewater discharges, the storage, handling and disposal of hazardous and other regulated substances and wastes, soil and groundwater contamination, and employee health and safety. We use regulated substances such as inks and solvents, and generate air emissions and other discharges at our manufacturing facilities, and some of our facilities are required to hold environmental permits. If we fail to comply with existing or new SHE requirements, we may be subject to monetary fines, civil or criminal sanctions, third-party claims, or the limitation or suspension of our operations. In addition, if we are found to be responsible for hazardous substances at any location (including, for example, offsite waste disposal facilities or facilities at which we formerly operated), we may be responsible for the cost of cleaning up contamination, regardless of fault, as well as for claims for harm to health or property or for natural resource damages arising out of contamination or exposure to hazardous substances. Complying with existing SHE laws and regulations is costly, and we expect our costs to significantly increase as new SHE requirements are added and existing requirements become more stringent. In some cases we pursue self-imposed socially responsible policies that are more stringent than is typically required by laws and regulations, for instance in the areas of worker safety, team member social benefits, and environmental protection such as carbon reduction initiatives. The costs of this added SHE effort are often substantial and could grow over time. The failure of our business partners to use legal and ethical business practices could negatively impact our business. We contract with multiple suppliers, fulfillers, merchants, and other business partners in many jurisdictions worldwide. We require our business partners to operate in compliance with all applicable laws, including those regarding corruption, working conditions, employment practices, safety and health, and environmental compliance, but we cannot control their business practices. We may not be able to adequately vet, monitor, and audit our many business partners (or their suppliers) throughout the world, and our decentralized structure heightens this risk, as not all of our businesses have equal resources to manage their business partners. If any of them violates labor, environmental, or other laws or implements business practices that are regarded as unethical or inconsistent with our values, our reputation could be severely damaged, and our supply chain and order fulfillment process could be interrupted, which could harm our sales and results of operations. If we are unable to protect our intellectual property rights, our reputation and brands could be damaged, and others may be able to use our technology, which could substantially harm our business and financial results. We rely on a combination of patents, trademarks, trade secrets, copyrights, and contractual restrictions to protect our intellectual property, but these protective measures afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to copy or use technology or information that we consider proprietary. There can be no guarantee that any of our pending patent applications or continuation patent applications will be granted, and from time to time we face infringement, invalidity, intellectual property ownership, or similar claims brought by third parties with respect to our patents. In addition, despite our trademark registrations throughout the world, our competitors or other entities may adopt names, marks, or domain names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. Enforcing our intellectual property rights can be extremely costly, and a failure to protect or enforce these rights could damage our reputation and brands and substantially harm our business and financial results. 18

Intellectual property disputes and litigation are costly and could cause us to lose our exclusive rights, subject us to liability, or require us to stop some of our business activities. From time to time, we receive claims from third parties that we infringe their intellectual property rights, that we are required to enter into patent licenses covering aspects of the technology we use in our business, or that we improperly obtained or used their confidential or proprietary information. Any litigation, settlement, license, or other proceeding relating to intellectual property rights, even if we settle it or it is resolved in our favor, could be costly, divert our management's efforts from managing and growing our business, and create uncertainties that may make it more difficult to run our operations. If any parties successfully claim that we infringe their intellectual property rights, we might be forced to pay significant damages and attorney's fees, and we could be restricted from using certain technologies important to the operation of our business. Our business is dependent on the Internet, and unfavorable changes in government regulation of the Internet, e-commerce, and email marketing could substantially harm our business and financial results. Because most of our businesses depend primarily on the Internet for our sales, laws specifically governing the Internet, e-commerce, and email marketing may have a greater impact on our operations than other more traditional businesses. Existing and future laws, such as laws covering pricing, customs, privacy, consumer protection, or commercial email, may impede the growth of e-commerce and our ability to compete with traditional “brick and mortar” retailers. Existing and future laws or unfavorable changes or interpretations of these laws could substantially harm our business and financial results. We may not be successful in advancing the use of artificial intelligence, and new competitors may develop new or better products using artificial intelligence that take market share, which could adversely affect our business, brand perception, or financial results. We use artificial intelligence (AI), including generative AI, in many parts of our value chain. There are significant risks involved in development and deploying AI and there can be no assurance that the usage of AI will enhance our products or services or be beneficial to our business, including our efficiency or profitability. For example, our AI-related efforts may give rise to risks related to harmful content, accuracy, bias, discrimination, intellectual property infringement or misappropriation, data privacy,and cybersecurity, among others. In addition, these risks include the possibility of new or enhanced governmental or regulatory scrutiny, litigation, or other legal liability, ethical concerns, negative consumer perceptions as to automation and AI, or other complications that could adversely affect our business, brand perception, or financial results. Further, we face competition from other companies that are developing their own AI products and technologies that may have a negative impact on our value chain including in the area of design which is evolving quickly, can influence customer behavior and preferences, may allow other companies to become more efficient than us, or could allow other companies to more effectively acquire and retain customers. Given the pace of innovation in artificial intelligence and its potential applications to our industry, it is not possible to predict all of the risks related to the use of AI and changes in laws, rules, directives, and regulations governing the use of AI may adversely affect our ability to develop and use AI or subject us to legal liability. If we were required to screen the content that our customers incorporate into our products, our costs could significantly increase, which would harm our results of operations. Because of our focus on automation and high volumes, many of our sales do not involve any human-based review of content. Although our websites' terms of use specifically require customers to make representations about the legality and ownership of the content they upload for production, there is a risk that a customer may supply an image or other content for an order we produce that is the property of another party used without permission, that infringes the copyright or trademark of another party, or that would be considered to be defamatory, hateful, obscene, or otherwise objectionable or illegal under the laws of the jurisdiction(s) where that customer lives or where we operate. If the machine-learning tools we have developed to aid our content review fail to find instances of intellectual property infringement or objectionable or illegal content in customer orders, we could be required to increase the amount of manual screening we perform, which could significantly increase our costs, and we could be required to pay substantial penalties or monetary damages for any failure in our screening process. 19

Risks Related to Our Industry and Macroeconomic Conditions Supply chain disruptions could impair our ability to source raw materials. A number of factors have impacted in the past, and could impact in the future, the availability of materials we use in our business, including rising costs and other inflationary pressures, rationing measures, labor shortages, civil unrest and war, and climate change. Our inability to source sufficient materials for our business in a timely manner, or at all, would significantly impair our ability to fulfill customer orders and sell our products, which would reduce our revenue and harm our financial results. We need to hire, retain, develop, and motivate talented personnel in key roles in order to be successful, and we face intense competition for talent. If we are unable to recruit, retain, develop, and motivate our employees in senior management and key roles such as technology, marketing, data science, and production, then we may not be able to execute on our strategy and grow our business as planned. We have seen increased competition for talent in recent years that makes it more difficult for us to retain the employees we have and to recruit new employees and also drives up the cost of compensation, and our current management and employees may cease their employment with us at any time with minimal advance notice. This retention risk is heightened with respect to the leaders of certain of our businesses who have in the past or may in the future receive substantial payouts from either their redeemable non- controlling interests in those businesses or long-term incentive awards, as it may be challenging to retain and motivate them to continue running their businesses. Although we believe our remote-first way of working, which allows many of our team members to work remotely with no expectation that they will commute to a company facility, is a competitive advantage, it can be more challenging to engage, motivate, and develop team members in a remote work environment, and our success depends on an engaged and motivated workforce and on developing the skills and talents of our workforce. We face intense competition, and our competition may continue to increase. The markets for our products and services are intensely competitive, highly fragmented, and geographically dispersed. The competitive landscape for e-commerce companies and the mass customization market continues to change as new e-commerce businesses are introduced, established e-commerce businesses enter the mass customization and print markets, and traditional “brick and mortar” businesses establish an online presence. With Vista's increased focus on design services, we now also face competition from companies in the design space, some of which may be more established, experienced, or innovative than we are. Competition may result in price pressure, increased advertising expense, reduced profit margins, and loss of market share and brand recognition, any of which could substantially harm our business and financial results. Some of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition or loyalty, broader customer reach, more focus on a given subset of our business, significantly greater financial, marketing, and other resources, or willingness to operate at a loss while building market share. A major economic downturn or inflation could negatively affect our business and financial results. If some or all of our markets enter a recession or other sustained economic downturn, demand for our products and services could be negatively impacted. An economic downturn could result in potential customers not being able to afford our products and rely more on free social media channels to market themselves instead of the products and services we offer. If demand for our products and services decreases, our business and financial results could be harmed. In addition we experienced material cost increases in recent years that caused volatility in our financial performance, Although some costs have come down in the last year, we cannot predict whether costs will increase in the future or by how much, and if our costs rise again there could be further impacts to our financial results. Meeting our ESG goals will be costly, and our ESG policies and positions could expose us to reputational harm. We face risks arising from the increased focus by our customers, investors, and regulators on environmental, social, and governance criteria, including with respect to climate change, labor practices, the diversity of our management and directors, and the composition of our Board. Meeting the ESG goals we have set 20 and publicly disclosed will require significant resources and expenditures, and we may face pressure to make commitments, establish additional goals, and take actions to meet them beyond our current plans. If customers and potential customers are dissatisfied with our ESG goals or our progress toward meeting them, then they may choose not to buy our products and services, which could lead to reduced revenue, and our reputation could be harmed. In addition, with anti-ESG sentiment gaining momentum in some of our markets, we could experience reduced revenue and reputational harm if we are targeted by groups or influential individuals who disagree with our public positions on social or environmental issues. Risks Related to Our Corporate and Capital Structures Our credit facility and the indentures that govern our notes restrict our current and future operations, particularly our ability to respond to changes or to take certain actions. Our senior secured credit facility that governs our Term Loan B and revolving credit and the indenture that governs our 7.0% Senior Notes due 2026, which we collectively refer to as our debt documents, contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit how we conduct our business, execute our strategy, compete effectively, or take advantage of new business opportunities, including restrictions on our ability to: • incur additional indebtedness, guarantee indebtedness, and incur liens • pay dividends or make other distributions or repurchase or redeem capital stock • prepay, redeem, or repurchase subordinated debt • issue certain preferred stock or similar redeemable equity securities • make loans and investments • sell assets • enter into transactions with affiliates • alter the businesses we conduct • enter into agreements restricting our subsidiaries’ ability to pay dividends • consolidate, merge, or sell all or substantially all of our assets A default under any of our debt documents could have a material, adverse effect on our business. Our failure to make scheduled payments on our debt or our breach of the covenants or restrictions under any of our debt documents could result in an event of default under the applicable indebtedness. Such a default could have a material, adverse effect on our business and financial condition, including the following, among others: • Our lenders could declare all outstanding principal and interest to be due and payable, and we and our subsidiaries may not have sufficient assets to repay that indebtedness. • Our secured lenders could foreclose against the assets securing their borrowings. • Our lenders under our revolving credit facility could terminate all commitments to extend further credit under that facility. • We could be forced into bankruptcy or liquidation. Our material indebtedness and interest expense could adversely affect our financial condition. As of June 30, 2024, our total debt was $1,616.6 million. Our level of debt could have important consequences, including the following: 21

• making it more difficult for us to satisfy our obligations with respect to our debt • limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions, or other general corporate requirements • requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, and other general corporate purposes • increasing our vulnerability to general adverse economic and industry conditions • exposing us to the risk of increased interest rates as some of our borrowings, including borrowings under our credit facility, are at variable rates of interest • placing us at a disadvantage compared to other, less leveraged competitors • increasing our cost of borrowing Subject to the limits contained in our debt documents, we may be able to incur substantial additional debt from time to time, and if we do so, the risks related to our level of debt could intensify. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital, or restructure or refinance our indebtedness. Refinancing our debt may be particularly challenging in the current environment of high interest rates. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all, and if we cannot make scheduled payments on our debt, we will be in default. Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly. Borrowings under our credit facility are at variable rates of interest and expose us to interest rate risk, and any interest rate swaps we enter into in order to reduce interest rate volatility may not fully mitigate our interest rate risk. If interest rates continue to increase, our debt service obligations on the variable rate indebtedness will increase even if the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. As of June 30, 2024, a hypothetical 100 basis point increase in rates, inclusive of our outstanding interest rate swaps, would result in an increase of interest expense of approximately $8.8 million over the next 12 months, not including any yield from our cash and marketable securities. Challenges by various tax authorities to our international structure could, if successful, increase our effective tax rate and adversely affect our earnings. We are an Irish public limited company that operates through various subsidiaries in a number of countries throughout the world. Consequently, we are subject to tax laws, treaties and regulations in the countries in which we operate, and these laws and treaties are subject to interpretation. From time to time, we are subject to tax audits, and the tax authorities in these countries could claim that a greater portion of the income of the Cimpress plc group should be subject to income or other tax in their respective jurisdictions, which could result in an increase to our effective tax rate and adversely affect our results of operations. Changes in tax laws, regulations and treaties could affect our tax rate and our results of operations. A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could have a materially adverse impact on us, including increasing our tax burden, increasing costs of our tax compliance, or otherwise adversely affecting our financial condition, results of operations, and cash flows. There are currently multiple initiatives for comprehensive tax reform underway in key jurisdictions where we have operations, and we cannot predict whether any other specific legislation will be enacted or the terms of any such legislation. In addition, the application of sales, value added, or other consumption taxes to e-commerce businesses, such as Cimpress is 22 a complex and evolving issue. If a government entity claims that we should have been collecting such taxes on the sale of our products in a jurisdiction where we have not been doing so, then we could incur substantial tax liabilities for past sales. Our intercompany arrangements may be challenged, which could result in higher taxes or penalties and an adverse effect on our earnings. We operate pursuant to written transfer pricing agreements among Cimpress plc and its subsidiaries, which establish transfer prices for various services performed by our subsidiaries for other Cimpress group companies. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be consistent with those between unrelated companies dealing at arm's length. Our transfer pricing arrangements are not binding on applicable tax authorities. If tax authorities in any country were successful in challenging our transfer prices as not reflecting arm's length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices. A reallocation of taxable income from a lower tax jurisdiction to a higher tax jurisdiction would result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. Because of our corporate structure, our shareholders may find it difficult to enforce claims based on United States federal or state laws, including securities liabilities, against us or our management team. We are incorporated under the laws of Ireland. There can be no assurance that the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or that the courts of Ireland would hear actions against us or those persons based on those laws. There is currently no treaty between the U.S. and Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters, and Irish common law rules govern the process by which a U.S. judgment will be enforced in Ireland. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically or necessarily be enforceable in Ireland. In addition, because most of our assets are located outside of the United States and some of our directors and management reside outside of the United States, it could be difficult for investors to place a lien on our assets or those of our directors and officers in connection with a claim of liability under U.S. laws. As a result, it may be difficult for investors to enforce U.S. court judgments or rights predicated upon U.S. laws against us or our management team outside of the United States. Our hedging activity could negatively impact our results of operations, cash flows, or leverage. We have entered into derivatives to manage our exposure to interest rate and currency movements. If we do not accurately forecast our results of operations, execute contracts that do not effectively mitigate our economic exposure to interest rates and currency rates, elect to not apply hedge accounting, or fail to comply with the complex accounting requirements for hedging, our results of operations and cash flows could be volatile, as well as negatively impacted. Also, our hedging objectives may be targeted at improving our non-GAAP financial metrics, which could result in increased volatility in our GAAP results. Since some of our hedging activity addresses long- term exposures, such as our net investment in our subsidiaries, the gains or losses on those hedges could be recognized before the offsetting exposure materializes to offset them, potentially causing volatility in our cash or debt balances, and therefore our leverage. We may be treated as a passive foreign investment company for United States tax purposes, which may subject United States shareholders to adverse tax consequences. If our passive income, or our assets that produce passive income, exceed levels provided by law for any taxable year, we may be characterized as a passive foreign investment company, or a PFIC, for United States federal income tax purposes. If we are treated as a PFIC, U.S. holders of our ordinary shares would be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive and the gain, if any, they derive from the sale or other disposition of their ordinary shares. 23

We believe that we were not a PFIC for the tax year ended June 30, 2024 and we expect that we will not become a PFIC in the foreseeable future. However, whether we are treated as a PFIC depends on questions of fact as to our assets and revenues that can only be determined at the end of each tax year. Accordingly, we cannot be certain that we will not be treated as a PFIC in future years. If a United States shareholder owns 10% or more of our ordinary shares, it may be subject to increased United States taxation under the "controlled foreign corporation" rules. Additionally, this may negatively impact the demand for our ordinary shares. If a United States shareholder owns 10% or more of our ordinary shares, it may be subject to increased United States federal income taxation (and possibly state income taxation) under the "controlled foreign corporation" rules. In general, if a U.S. person owns (or is deemed to own) at least 10% of the voting power or value of a non- U.S. corporation, or "10% U.S. Shareholder," and if such non-U.S. corporation is a "controlled foreign corporation," or "CFC," then such 10% U.S. Shareholder who owns (or is deemed to own) shares in the CFC on the last day of the CFC's taxable year must include in its gross income for United States federal income tax (and possibly state income tax) purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. In addition, a 10% U.S. Shareholder's pro rata share of other income of a CFC, even if not distributed, might also need to be included in a 10% U.S. Shareholder’s gross income for United States federal income tax (and possibly state income tax) purposes under the "global intangible low-taxed income," or "GILTI," provisions of the U.S. tax law. In general, a non-U.S. corporation is considered a CFC if one or more 10% U.S. Shareholders together own more than 50% of the voting power or value of the corporation on any day during the taxable year of the corporation. "Subpart F income" consists of, among other things, certain types of dividends, interest, rents, royalties, gains, and certain types of income from services, and personal property sales. The rules for determining ownership for purposes of determining 10% U.S. Shareholder and CFC status are complicated, depend on the particular facts relating to each investor, and are not necessarily the same as the rules for determining beneficial ownership for SEC reporting purposes. For taxable years in which we are a CFC, each of our 10% U.S. Shareholders will be required to include in its gross income for United States federal income tax (and possibly state income tax) purposes its pro rata share of our "subpart F income," even if the subpart F income is not distributed by us, and might also be required to include its pro rata share of other income of ours, even if not distributed by us, under the GILTI provisions of the U.S. tax law. We currently do not believe we are a CFC. However, whether we are treated as a CFC can be affected by, among other things, facts as to our share ownership that may change. Accordingly, we cannot be certain that we will not be treated as a CFC in future years. The risk of being subject to increased taxation as a CFC may deter our current shareholders from acquiring additional ordinary shares or new shareholders from establishing a position in our ordinary shares. Either of these scenarios could impact the demand for, and value of, our ordinary shares. The ownership of our ordinary shares is highly concentrated, which could cause or exacerbate volatility in our share price. Approximately 70% of our ordinary shares are held by our top 10 shareholders, and we may repurchase shares in the future (subject to the restrictions in our debt documents), which could further increase the concentration of our share ownership. Because of this reduced liquidity, the trading of relatively small quantities of shares by our shareholders could disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously if a large number of our ordinary shares were sold on the market without commensurate demand, as compared to a company with greater trading liquidity that could better absorb those sales without adverse impact on its share price. Item 1B. Unresolved Staff Comments None. 24

Item 1C. Cybersecurity We have policies, procedures, and processes for assessing, identifying, and managing cybersecurity risks, which are defined and managed by Cimpress' central security and privacy team and are designed to help protect our information assets and operations from internal and external cyber threats and secure our networks and systems. Our cybersecurity processes include procedural and technical safeguards, response plans, regular vulnerability and penetration tests on our systems, incident simulations, and routine reviews of our policies and procedures to identify risks and improve our practices. Our cybersecurity incident response plan is designed to help coordinate our response to, and recovery from, cybersecurity incidents, and includes processes to assess the severity of, escalate, contain, investigate, and remediate incidents as well as to comply with applicable legal obligations. We have security policies that apply to all employees worldwide, and we conduct annual employee trainings on data protection, cybersecurity, and incident prevention, which covers timely and relevant topics, including social engineering, phishing, password protection, confidential data protection, asset use, and mobile security. In addition to our internal penetration testing and vulnerability management program, we engage an external party to simulate attacks on our systems to test our defenses and response. We also use a third-party vendor risk assessment platform to score vendors' cybersecurity vulnerabilities and provide suggested mitigations. The Audit Committee of our Board of Directors oversees cybersecurity risk and receives regular updates from our Vice President and Chief Security and Privacy Officer on these risks, risk management activities, incident response plans, best practices, the effectiveness of our security measures, and other related matters. Our Vice President and Chief Security and Privacy Officer, who reports to our Chief Technology Officer, leads our central security and privacy team, which works in partnership with each of our businesses and the corporate center to measure security maturity and risk and provides managed security services in a way that allows each business to address their unique challenges and become more efficient in using their resources. We have processes and policies for the escalation of cybersecurity incidents to the central security team, evaluation of the materiality of the incidents, and coordination of our response as needed across businesses and operations. Our Chief Security and Privacy Officer has more than 20 years of privacy and data security experience, including a series of roles in Cimpress over the last 15 years, the last two and a half years of which have been spent leading the central security and privacy team. Although risks from cybersecurity threats have to date not materially affected us, our business strategy, results of operations or financial condition, we have, from time to time, experienced threats to and breaches of our and our third-party vendors’ data and systems. See Part I, Item 1A, Risk Factors, in this Annual Report for a discussion of cybersecurity risks. Item 2. Properties We own real property, including the following manufacturing operations that provide support across our businesses: • A 582,000 square foot facility located near Windsor, Ontario, Canada that primarily services our Vista business. • A 492,000 square foot facility located in Shelbyville, Tennessee, USA, that primarily services our National Pen business. • A 362,000 square foot facility located in Venlo, the Netherlands that primarily services our Vista business. • A 124,000 square foot facility located in Deer Park, Australia that primarily services our Vista business. • A 97,000 square foot facility located near Montpellier, France that primarily services The Print Group businesses. 25

As of June 30, 2024, a summary of our currently occupied leased spaces is as follows:

Business Segment (1)	Square Feet	Type	Lease Expirations
Vista	455,007	Technology development, marketing, customer service, manufacturing, and administrative	July 2024 - August 2032
PrintBrothers	349,595	Technology development, marketing, customer service, manufacturing, and administrative	November 2024 - December 2033
The Print Group	383,335	Technology development, marketing, customer service, manufacturing, and administrative	July 2024 - March 2037
National Pen	681,085	Marketing, customer service, manufacturing, and administrative	April 2025 - December 2037
All Other Businesses	459,980	Technology development, marketing, customer service, manufacturing, and administrative	July 2024 - February 2030

(1) Many of our leased properties are utilized by multiple business segments, but each have been assigned to the segment that occupies the majority of our leased space.

We believe that the total space available to us in the facilities we own or lease, and space that is obtainable by us on commercially reasonable terms, will meet our needs for the foreseeable future.

Item 3. *Legal Proceedings*

The information required by this item is incorporated by reference to the information set forth in Item 8 of Part II, "Financial Statements and Supplementary Data — Note 17 — Commitments and Contingencies," in the accompanying notes to the consolidated financial statements included in this Report.

Item 4. *Mine Safety Disclosure*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The ordinary shares of Cimpress plc are traded on the NASDAQ Global Select Market (the "NASDAQ") under the symbol "CMPR." As of July 31, 2024, there were five holders of record of our ordinary shares, although there is a much larger number of beneficial owners.

Dividends and Repurchases

We have never paid or declared any cash dividends on our ordinary shares, and we do not anticipate paying any cash dividends in the foreseeable future.

Issuer Purchases of Equity Securities

On January 31, 2024, we announced that our Board had authorized the repurchase of up to $150.0 million aggregate purchase price (excluding any fees, commissions, or other expenses of such purchases) of Cimpress' issued and outstanding ordinary shares on the open market, through privately negotiated transactions, or in one or more self tender offers. This repurchase program was completed in May 2024 because we had purchased the full amount of shares authorized under the program.

On May 29, 2024, we announced that our Board had authorized the repurchase of up to an additional $200.0 million aggregate purchase price (excluding any fees, commissions, or other expenses of such purchases) of Cimpress' issued and outstanding ordinary shares on the open market, through privately negotiated transactions, or in one or more self tender offers. The Board did not set an expiration date for this new repurchase program, and we may suspend or discontinue our share repurchases at any time.

The following table outlines the repurchase of our ordinary shares during the three months ended June 30, 2024 under the programs described above:

26

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program	Approximate Dollar Value of Shares that May Yet be Purchased Under the Program (in millions)
April 1, 2024 through April 30, 2024	202,452	$ 95.26	202,452	$ 30.0
May 1, 2024 through May 31, 2024	352,956	85.01	352,956	—
June 1, 2024 through June 30, 2024	82,411	84.47	82,411	193.0
Total	637,819	$ 88.20	637,819	$ 193.0

Performance Graph

The following graph compares the cumulative total return to shareholders of Cimpress plc ordinary shares relative to the cumulative total returns of the NASDAQ Composite index and the Research Data Group (RDG) Internet Composite index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our ordinary shares and in each of the indexes on June 30, 2019 and the relative performance of each investment is tracked through June 30, 2024.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Cimpress plc, the NASDAQ Composite Index
and the RDG Internet Composite Index



$250
$200
$150
$100
$50
$0
6/19
6/20
6/21
6/22
6/23
6/24
Cimpress plc
NASDAQ Composite
RDG Internet Composite

	2019	2020	2021	2022	2023	2024
Cimpress plc	$100.00	$ 83.99	$119.28	$ 42.80	$ 65.44	$ 96.39
NASDAQ Composite	100.00	126.94	184.36	141.17	178.08	230.80
RDG Internet Composite	100.00	136.29	177.58	112.28	124.35	168.54

The share price performance included in this graph is not necessarily indicative of future share price performance.

Item 6. ***[Reserved]***

Not applicable.

27

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations This Report contains forward-looking statements that involve risks and uncertainties. The statements contained in this Report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including but not limited to our statements about the anticipated growth and development of our businesses and financial results, our expectations with respect to our leverage and capital allocation opportunities, our competitive position, future payment terms with suppliers, legal proceedings, and sufficiency of our tax reserves. Without limiting the foregoing, the words “may,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “designed,” “potential,” “continue,” “target,” “seek” and similar expressions are intended to identify forward-looking statements. All forward-looking statements included in this Report are based on information available to us up to, and including the date of this document, and we disclaim any obligation to update any such forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various important factors, including but not limited to flaws in the assumptions and judgments upon which our forecasts and estimates are based; the development, severity, and duration of supply chain constraints and inflation; our inability to make the investments in our business and capital allocations that we plan to make or the failure of those investments or allocations to achieve the results we expect; loss of key personnel or our inability to recruit talented personnel to drive performance of our businesses; costs and disruptions caused by acquisitions and minority investments; the failure of businesses we acquire or invest in to perform as expected; our failure to develop and deploy our mass customization platform or the failure of the platform to drive the efficiencies and competitive advantages we expect; unanticipated changes in our markets, customers, or businesses; disruptions caused by political instability and war in Ukraine, Israel, or elsewhere; changes in the laws and regulations, or in the interpretation of laws and regulations, that affect our businesses; our failure to manage the growth and complexity of our business; our failure to maintain compliance with the covenants in our debt documents or to pay our debts when due; competitive pressures; general economic conditions; and other factors described in Item 1A (Risk Factors) of this Report and the documents that we periodically file with the SEC. The Business section of this Report also contains estimates and other statistical data from research we conducted in August 2022 with a third-party research firm, and this data involves a number of assumptions and limitations and contains projections and estimates of the sizes of the opportunities of our markets that are subject to a high degree of uncertainty and should not be given undue weight. Executive Overview Cimpress is a strategically focused collection of businesses that specialize in print mass customization, through which we deliver large volumes of individually small-sized customized orders of printed materials and related products. Our products and services include a broad range of marketing materials, business cards, signage, promotional products, logo apparel, packaging, books and magazines, wall decor, photo merchandise, invitations and announcements, design and digital marketing services, and other categories. Mass customization is a core element of the business model of each Cimpress business and is a competitive strategy which seeks to produce goods and services to meet individual customer needs with near mass production efficiency. We discuss mass customization further in the Business section of this Report. As of June 30, 2024, we have numerous operating segments under our management reporting structure that are reported in the following five reportable segments: Vista, PrintBrothers, The Print Group, National Pen, and All Other Businesses. Refer to Note 15 in our accompanying consolidated financial statements for additional information relating to our reportable segments and our segment financial measures. Financial Summary The primary financial metric by which we set quarterly and annual budgets both for individual businesses and Cimpress wide is our adjusted free cash flow before net cash interest payments; however, in evaluating the financial condition and operating performance of our business, management considers a number of metrics including revenue growth, organic constant-currency revenue growth, operating income, adjusted EBITDA, cash flow from operations, and adjusted free cash flow. Reconciliations of our non-GAAP financial measures are included within the "Consolidated Results of Operations" and "Additional Non-GAAP Financial Measures" sections of Management's Discussion and Analysis. A summary of these key financial metrics for the year ended June 30, 2024 as compared to the year ended June 30, 2023 follows: 28

Fiscal Year 2024 • Revenue increased by 7% to $3,291.9 million. • Organic constant-currency revenue growth (a non-GAAP financial measure) was 5%. • Operating income increased by $190.0 million to $247.4 million. • Adjusted EBITDA (a non-GAAP financial measure) increased by $128.9 million to $468.7 million. • Diluted net income (loss) per share attributable to Cimpress plc increased to income of $6.43 from a loss of $7.08 in the prior fiscal year. • Cash provided by operating activities increased by $220.4 million to $350.7 million. • Adjusted free cash flow (a non-GAAP financial measure) increased by $237.7 million to $261.1 million. For fiscal year 2024, the increase in reported revenue was driven by revenue growth across all of our segments. Currency exchange fluctuations had a positive effect on revenue growth during the current year. Revenue growth in our Vista business was driven by increases in new and repeat customers as well as higher revenue per customer. The increase to operating income during the year ended June 30, 2024 was driven by a $157.8 million increase to gross profit that benefited from the revenue growth described above as well as gross margin expansion. Operating income also benefited from year-over-year operating expense efficiencies and lower restructuring costs of $43.3 million as a result of cost reduction actions that were completed during the prior year as well as lower amortization of acquired intangible assets of $15.4 million due to the runoff of fully amortized assets across several of our previously acquired businesses. These items were partially offset by $25.9 million of higher share-based compensation expense year over year, which was largely driven by PSUs granted in the current year (the "2024 PSUs") that have a higher grant pool, an accelerated expense profile and higher than target attainment of the related performance conditions. Advertising spend also increased $18.6 million year over year. Adjusted EBITDA increased during the year ended June 30, 2024, primarily driven by the operating income growth described above, which was partially offset by $18.8 million of year-over-year net unfavorable currency impacts. Adjusted EBITDA excludes depreciation and amortization, restructuring charges, share-based compensation expense, certain impairments, and gains or losses on the sale of assets, and includes the realized gains or losses on our currency derivatives intended to hedge adjusted EBITDA. Diluted net income (loss) per share attributable to Cimpress plc increased for the year ended June 30, 2024, primarily due to the operating income increase described above. In addition, we recognized $204.9 million of lower income tax expense ($49.4 million of benefit in the current year versus $155.5 million of expense last year), primarily due to the partial reversal of a valuation allowance on Swiss deferred tax assets in the current year which was originally established in the prior year. For the year ended June 30, 2024, these increases to income were partially offset by net negative currency impacts of $16.4 million year over year, primarily due to unrealized currency losses caused by exchange rate volatility and lower realized gains on our derivative contracts, as well as $7.0 million of higher interest expense, net, driven by an increased weighted-average interest rate. During the year ended June 30, 2024, cash from operations increased $220.4 million year over year due primarily to the increase in operating income as described above, as well as changes in operating assets and liabilities of $90.7 million, which were driven in part by certain timing items. This favorable impact was partially offset by higher cash taxes of $18.2 million, due in part to increased prior-year assessments in one jurisdiction driven by profitability growth, and higher net cash interest payments of $15.6 million. Adjusted free cash flow increased by $237.7 million for the year ended June 30, 2024, due to the operating cash flow increase described above, as well as $18.9 million higher proceeds from the sale of assets, primarily driven by the sale of our previously owned customer service facility located in Jamaica and manufacturing facility in Japan. Information pertaining to fiscal year 2022 was included in our Annual Report on Form 10-K for the year ended June 30, 2022 under Part II, Item 7, “Management’s Discussion and Analysis of Financial Position and Results of Operations,” which was filed with the SEC on August 8, 2022. 29

Consolidated Results of Operations

Consolidated Revenue

Our businesses generate revenue primarily from the sale and shipment of customized products. We also generate revenue, to a much lesser extent (and primarily in our Vista business), from digital services, graphic design services, website design and hosting, and social media marketing services, as well as a small percentage of revenue from order referral fees and other third-party offerings. For additional discussion relating to segment revenue results, refer to the "Reportable Segment Results" section included below.

Total revenue and revenue growth by reportable segment for the years ended June 30, 2024, 2023, and 2022 are shown in the following table:

In thousands	Year Ended June 30,			Currency Impact:	Constant-Currency	Impact of Acquisitions/ Divestitures:	Constant-Currency Revenue Growth
	2024	2023	% Change	(Favorable)/ Unfavorable	Revenue Growth (1)	(Favorable)/ Unfavorable	Excluding Acquisitions/ Divestitures (2)
Vista	$ 1,741,600	$ 1,613,887	8%	(1)%	7%	—%	7%
PrintBrothers	638,036	578,431	10%	(3)%	7%	—%	7%
The Print Group	358,918	346,949	3%	(3)%	0%	—%	0%
National Pen	391,192	366,294	7%	(2)%	5%	—%	5%
All Other Businesses	215,807	213,455	1%	0%	1%	—%	1%
Inter-segment eliminations	(53,697)	(39,389)					
Total revenue	$ 3,291,856	$ 3,079,627	7%	(2)%	5%	—%	5%

In thousands	Year Ended June 30,			Currency Impact:	Constant-Currency	Impact of Acquisitions/ Divestitures:	Constant-Currency Revenue Growth
	2023	2022	% Change	(Favorable)/ Unfavorable	Revenue Growth (1)	(Favorable)/ Unfavorable	Excluding Acquisitions/ Divestitures (2)
Vista	$ 1,613,887	$ 1,514,909	7%	2%	9%	—%	9%
PrintBrothers	578,431	526,952	10%	8%	18%	(1)%	17%
The Print Group	346,949	329,590	5%	8%	13%	—%	13%
National Pen	366,294	341,832	7%	5%	12%	—%	12%
All Other Businesses	213,455	205,862	4%	0%	4%	—%	4%
Inter-segment eliminations	(39,389)	(31,590)					
Total revenue	$ 3,079,627	$ 2,887,555	7%	4%	11%	—%	11%

(1) Constant-currency revenue growth, a non-GAAP financial measure, represents the change in total revenue between current and prior year periods at constant-currency exchange rates by translating all non-U.S. dollar denominated revenue generated in the current period using the prior year period's average exchange rate for each currency to the U.S. dollar. Our reportable segments-related growth is inclusive of inter-segment revenues, which are eliminated in our consolidated results.

(2) Constant-currency revenue growth excluding acquisitions/divestitures, a non-GAAP financial measure, excludes revenue results for businesses in the period in which there is no comparable year-over-year revenue. Our reportable segments-related growth is inclusive of inter-segment revenues, which are eliminated in our consolidated results.

We have provided these non-GAAP financial measures because we believe they provide meaningful information regarding our results on a consistent and comparable basis for the periods presented. Management uses these non-GAAP financial measures, in addition to GAAP financial measures, to evaluate our operating results. These non-GAAP financial measures should be considered supplemental to and not a substitute for our reported financial results prepared in accordance with GAAP.

Consolidated Cost of Revenue

Cost of revenue includes materials used by our businesses to manufacture their products, payroll and related expenses for production and design services personnel, depreciation of assets used in the production process and in support of digital marketing service offerings, shipping, handling and processing costs, third-party production and design costs, costs of free products, and other related costs of products our businesses sell.

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In thousands Year Ended June 30, 2024 2023 2022 Cost of revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 1,695,062 $ 1,640,625 $ 1,492,726 % of revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 51.5% 53.3% 51.7 % For the year ended June 30, 2024, cost of revenue increased by $54.4 million year over year, partially driven by unfavorable changes in currency exchange rates of $27.3 million, as well as higher production and shipping costs due to volume growth and product mix shifts in some of our businesses. These cost increases were partially offset by lower input costs, production efficiency gains, and savings that resulted from the March 2023 cost reduction actions, which also supported a reduction to cost of revenue as a percent of revenue as compared to the prior year. Consolidated Operating Expenses The following table summarizes our comparative operating expenses for the following periods: In thousands Year Ended June 30, 2024 2023 2022 Technology and development expense . . . . . . . . . . . . . . . . . . . . . . . . . $ 321,968 $ 302,257 $ 292,845 % of revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9.8% 9.8% 10.1 % Marketing and selling expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 789,872 $ 773,970 $ 789,241 % of revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24.0% 25.1% 27.3 % General and administrative expense . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 205,737 $ 209,246 $ 197,345 % of revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.2% 6.8% 6.8 % Amortization of acquired intangible assets . . . . . . . . . . . . . . . . . . . . . $ 31,443 $ 46,854 $ 54,497 % of revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0% 1.5% 1.9 % Restructuring expense (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 423 $ 43,757 $ 13,603 % of revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.0% 1.4% 0.5 % Impairment of goodwill (2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ — $ 5,609 $ — % of revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — % 0.2% — % _____________________ (1) Refer to Note 18 in our accompanying consolidated financial statements for additional details relating to restructuring expense. (2) During fiscal year 2023, we recognized a goodwill impairment charge of $5.6 million, which related to one of our small businesses that is a part of our All Other Businesses reportable segment. Refer to Note 8 in the accompanying consolidated financial statements for additional details. Technology and development expense Technology and development expense consists primarily of payroll and related expenses for employees engaged in software and manufacturing engineering, information technology operations, and content development, as well as amortization of capitalized software and website development costs, including hosting of our websites, asset depreciation, patent amortization, and other technology infrastructure-related costs. Depreciation expense for information technology equipment that directly supports the delivery of our digital marketing services products is included in cost of revenue. Technology and development expense increased by $19.7 million for the year ended June 30, 2024 as compared to the prior year. The increase was driven in part by higher share-based compensation costs of $7.9 million due to higher expense from our 2024 PSU grants as described above. The expense increases were also impacted by higher amortization of capitalized software of $6.7 million as compared to the prior year, due to the higher capitalized asset base and fluctuations in currency exchange rates. Third-party technology costs increased by $6.2 million year over year, driven in part by our businesses' further adoption of certain products offered through our mass customization platform, which has driven increased consumption of those services. These increases were partially offset by lower cash compensation costs of $6.9 million due to cost savings resulting from the March 2023 restructuring actions that reduced headcount. 31

Marketing and selling expense

Marketing and selling expense consists primarily of advertising and promotional costs; payroll and related expenses for our employees engaged in marketing, sales, customer support, and public relations activities; direct-mail advertising costs; and third-party payment processing fees. Our Vista, National Pen, and BuildASign businesses have higher marketing and selling costs as a percentage of revenue as compared to our PrintBrothers and The Print Group businesses due to differences in the customers that they serve.

For the year ended June 30, 2024, marketing and selling expenses increased by $15.9 million, primarily due to higher advertising spend of $18.6 million as compared to the prior year, driven by higher volumes across businesses. Share-based compensation costs increased $6.0 million primarily due to our 2024 PSU grants as described above. Payment processing fees also increased $4.4 million as compared to the prior year due to increased order volumes. These cost increases are offset in part by lower cash compensation costs of $5.8 million during the year ended June 30, 2024, due to the cost reduction actions that were implemented in March 2023. There was also lower third-party consulting spend of $4.1 million, as compared to the prior year, mainly in our Vista business, and lower building costs driven by actions taken over the past year to further optimize our real estate footprint for many of our team members operating under a remote-first model.

General and administrative expense

General and administrative expense consists primarily of transaction costs, including third-party professional fees, insurance, and payroll and related expenses of employees involved in executive management, finance, legal, strategy, human resources, and procurement.

General and administrative expenses decreased by $3.5 million during the year ended June 30, 2024 as compared to the prior year. The decrease was driven by $2.8 million of lower cash compensation largely driven by a reduction to long-term incentive compensation expense due to lower than previously estimated attainment levels in certain Cimpress businesses, and cost savings from the March 2023 cost reductions, which were partially offset by increased compensation costs from our annual merit cycle. The cost decrease was also impacted by a $2.5 million reduction to third-party consulting spend, the non-recurrence of $2.4 million in expense for the prior-year termination of one of our leased office locations, a $1.9 million indirect tax expense recognized in the prior year that did not recur in the current year, and the exit of our business in China during fiscal year 2023 that reduced our general and administrative expenses by $1.8 million year over year. These decreases were partially offset by increases to share-based compensation costs of $11.7 million driven by the 2024 PSU grants as described above.

Other Consolidated Results

Other income, net

Other income, net generally consists of gains and losses from currency exchange rate fluctuations on transactions or balances denominated in currencies other than the functional currency of our subsidiaries, as well as the realized and unrealized gains and losses on some of our derivative instruments. In evaluating our currency hedging programs and ability to qualify for hedge accounting in light of our legal entity cash flows, we considered the benefits of hedge accounting relative to the additional economic cost of trade execution and administrative burden. Based on this analysis, we execute certain currency derivative contracts that do not qualify for hedge accounting.

The following table summarizes the components of other income, net:

In thousands	Year Ended June 30,		
	2024	2023	2022
Gains on derivatives not designated as hedging instruments	$ 3,915	$ 3,311	$ 58,148
Currency-related (losses) gains, net	(2,818)	16,350	244
Other gains (losses)	486	(1,163)	3,071
Total other income, net	$ 1,583	$ 18,498	$ 61,463

The decrease in other income, net was primarily due to the currency exchange rate volatility impacting our derivatives that are not designated as hedging instruments, of which our Euro and British Pound contracts are the most significant exposures that we economically hedge. During the year ended June 30, 2024, there were

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$40.8 million of lower unrealized losses, mostly offset by $40.2 million of lower realized gains on our derivatives not designated as hedging instruments when compared to the prior year We expect volatility to continue in future periods, as we do not apply hedge accounting for most of our derivative currency contracts. We experience currency-related net gains and losses due to currency exchange rate volatility on our non- functional currency intercompany relationships, which we may alter from time to time. Gains on the revaluation of non-functional currency debt and on a cross-currency swap contract designated as a cash flow hedge are included in our currency-related losses, net, offsetting the impact of certain non-functional currency intercompany relationships. Interest expense, net Interest expense, net primarily consists of interest paid on outstanding debt balances, amortization of debt issuance costs, debt discounts, interest related to finance lease obligations, accretion adjustments related to our mandatorily redeemable noncontrolling interests, and realized gains (losses) on effective interest rate swap contracts and certain cross-currency swap contracts. Interest expense, net increased $7.0 million during the year ended June 30, 2024, primarily due to a year- over-year increase to our weighted average interest rate (net of interest rate swaps) on our senior secured Term Loan B. This interest expense, net increase was partially offset by lower interest expense associated with our 7.0% Senior Notes due 2026 ("2026 Notes") driven by our purchase of a portion of those notes, as well as $2.7 million higher interest income earned on our cash and marketable securities. (Loss) gain on extinguishment of debt During the year ended June 30, 2024, we recognized losses on the extinguishment of debt of $0.7 million, due to the write-off of unamortized financing fees of $2.4 million, as a result of the fourth quarter amendment to our senior secured credit facility which reduced the interest rate margin on most of our outstanding senior secured Term Loan B debt. This loss was partially offset by a $1.7 million gain on the extinguishment of debt arising from the purchase of a portion of our outstanding 2026 Notes. Refer to Note 10 in our accompanying consolidated financial statements for additional details. Income tax (benefit) expense In thousands Year Ended June 30, 2024 2023 2022 Income tax (benefit) expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (49,362) $ 155,493 $ 59,901 Effective tax rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (38.4) % (514.5) % 642.0 % Tax expense decreased for the year ended June 30, 2024 versus the prior year due to the partial release of the valuation allowance on Swiss deferred tax assets of $105.8 million in the current period as compared to tax expense of $116.7 million recorded during the year ended June 30, 2023 to increase the valuation allowance in Switzerland. After considering all available evidence, including the recent history of strong earnings from core operations in Switzerland and the expectation of future taxable income, management concluded it is more likely than not that the recognized deferred tax assets are realizable and reduced the valuation allowance accordingly. We believe that our income tax reserves are adequately maintained by taking into consideration both the technical merits of our tax return positions and ongoing developments in our income tax audits. However, the final determination of our tax return positions, if audited, is uncertain, and therefore there is a possibility that final resolution of these matters could have a material impact on our results of operations or cash flows. Refer to Note 13 in our accompanying consolidated financial statements for additional details. Reportable Segment Results Our segment financial performance is measured based on segment EBITDA, which is defined as operating income plus depreciation and amortization; plus proceeds from insurance not already included in operating income; plus share-based compensation expense related to investment consideration; plus earn-out related charges; plus certain impairments; plus restructuring related charges; less gain on purchase or sale of subsidiaries as well as the disposal of assets. The effects of currency exchange rate fluctuations impact segment EBITDA and we do not 33 allocate to segment EBITDA any gains or losses that are realized by our currency hedging program.

Vista

In thousands	Year Ended June 30,				
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Reported Revenue	$ 1,741,600	$ 1,613,887	$ 1,514,909	8%	7%
Segment EBITDA	328,472	224,081	195,321	47%	15%
% of revenue	*19 %*	*14 %*	*13 %*		

Segment Revenue

Vista's reported revenue growth for the year ended June 30, 2024 benefited from a 1% favorable impact on currency fluctuations, resulting in constant-currency revenue growth of 7%. The revenue growth was driven by increases in new and repeat customers as well as higher revenue per customer. Revenue was higher year over year across all major markets, with the most significant growth in sales of signage and promotional products, apparel and gifts. Vista continues to improve its customer experience, resulting in higher customer satisfaction and lower credit rates.

Segment Profitability

For the year ended June 30, 2024, segment EBITDA increased by $104.4 million. Incremental gross profit was driven by the revenue growth described above, lower input costs, and efficiency gains as compared to the prior year. Segment EBITDA growth was also driven by lower operating expenses, primarily due to savings resulting from cost reduction actions implemented in March 2023. These operating expense savings were partially offset by inflationary cost increases, such as our annual merit cycle increases' effect on compensation costs. Advertising expenses were higher year over year largely due to increased volume. Changes in currency exchange rates had a positive impact on segment EBITDA of $4.7 million as compared to the prior-year period.

PrintBrothers

In thousands	Year Ended June 30,				
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Reported Revenue	$ 638,036	$ 578,431	$ 526,952	10%	10%
Segment EBITDA	89,876	70,866	66,774	27%	6%
% of revenue	*14 %*	*12 %*	*13 %*		

Segment Revenue

PrintBrothers' reported revenue growth for the year ended June 30, 2024 was positively affected by currency impacts of 3% with revenue increasing on a constant-currency basis by 7% year over year. Constant-currency growth was driven primarily by continued order volume and customer growth, partially offset by customers purchasing lower quantities in certain product categories.

Segment Profitability

PrintBrothers' segment EBITDA for the year ended June 30, 2024 grew significantly year over year, driven by the constant-currency revenue growth described above, gross margin improvements which benefited from lower input costs and product mix shifts, and operating expense efficiencies. Currency exchange fluctuations positively impacted segment EBITDA year over year by $3.2 million.

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The Print Group

In thousands	Year Ended June 30, 2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Reported Revenue	$ 358,918	$ 346,949	$ 329,590	3%	5%
Segment EBITDA	70,571	60,089	58,664	17%	2%
% of revenue	*20 %*	*17 %*	*18 %*		

Segment Revenue

The Print Group's reported revenue for the year ended June 30, 2024 was positively affected by currency impacts of 3%, with flat revenue on a constant-currency basis year over year. The Print Group revenue has benefited from order growth, but revenue was dampened by customers purchasing lower quantities in certain product categories and headwinds in the reseller channel.

Segment Profitability

The increase in The Print Group's segment EBITDA during the year ended June 30, 2024 as compared to the prior year was largely driven by gross profit growth, as The Print Group benefited from gross margin expansion due to reductions in key input costs such as raw materials, energy and shipping. There was also a year-over-year reduction in long-term incentive compensation expense of $3.0 million for the year ended June 30, 2024 due to changes in the estimated payouts. Currency exchange fluctuations positively impacted segment EBITDA year over year by $2.0 million.

National Pen

In thousands	Year Ended June 30, 2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Reported Revenue	$ 391,192	$ 366,294	$ 341,832	7%	7%
Segment EBITDA	31,917	23,714	26,845	35%	(12)%
% of revenue	*8 %*	*6 %*	*8 %*		

Segment Revenue

For the year ended June 30, 2024, currency positively impacted National Pen's revenue growth by 2%. The segment's constant-currency revenue growth was 5% as compared to the prior year. National Pen continued to deliver strong growth within its e-commerce and telesales channels, as well as from fulfillment for other Cimpress businesses, partially offset by lower revenue from mail order sales that was impacted by a choice to meaningfully reduce advertising spend for this channel.

Segment Profitability

The increase in National Pen's segment EBITDA for the year ended June 30, 2024 was driven by the revenue growth described above and $3.6 million less long-term incentive compensation expense, primarily due to changes in the estimated payouts. These segment EBITDA growth drivers were partially offset by $1.7 million higher advertising spend, primarily during the first half of the fiscal year. Currency exchange fluctuations had a negative year-over-year impact of $1.2 million for the year ended June 30, 2024.

All Other Businesses

In thousands	Year Ended June 30, 2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Reported Revenue	$ 215,807	$ 213,455	$ 205,862	1%	4%
Segment EBITDA	25,195	25,215	23,227	—%	9%
% of revenue	*12 %*	*12 %*	*11 %*		

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This segment includes BuildASign and Printi, an early-stage business that we have managed at a relatively modest operating loss.

Segment Revenue

All Other Businesses' revenue growth was minimally impacted by currency, resulting in constant-currency revenue growth of 1% during the year ended June 30, 2024. BuildASign, the largest business in this segment, delivered growth in signage products and from fulfillment for other Cimpress businesses, but that growth was offset by lower revenue for real estate-related products and home decor products. Our smaller Printi business continued to deliver revenue growth versus last year.

Segment Profitability

For the year ended June 30, 2024, segment EBITDA was flat versus last year, partly driven by less efficient advertising spend that was higher versus last year and was only partially offset by increased gross profit that was supported by the revenue growth described above. Operating expenses benefited year over year from $0.9 million of less long-term incentive compensation expense primarily due to changes in estimated payouts. Our Printi business reduced its operating losses as it continues to gain scale and deliver efficiencies. Segment EBITDA also benefited from the fiscal year 2023 exit of our business in China, which had $1.8 million of losses last year.

Central and Corporate Costs

Central and corporate costs consist primarily of the team of software engineers that is building our mass customization platform; shared service organizations such as global procurement; technology services such as security; administrative costs of our Cimpress India offices where numerous Cimpress businesses have dedicated business-specific team members; and corporate functions including our tax, treasury, internal audit, legal, sustainability, corporate communications, remote first enablement, consolidated reporting and compliance, investor relations, and the functions of our CEO and CFO. These costs also include certain unallocated share-based compensation costs.

During the year ended June 30, 2024, central and corporate costs increased by $11.8 million as compared to the prior year. The increases were driven by $20.5 million of increased share-based compensation expense due to a higher grant pool and the impact from our 2024 PSU grants as described above. This increase was partially offset by lower cash compensation expense of $3.7 million due to savings from the March 2023 cost reductions, as well as lower third-party consulting spend of $4.0 million as compared to the prior year.

Liquidity and Capital Resources

Consolidated Statements of Cash Flows Data

In thousands	Year Ended June 30,		
	2024	2023	2022
Net cash provided by operating activities	$ 350,722	$ 130,289	$ 219,536
Net cash used in investing activities	(54,614)	(103,725)	(3,997)
Net cash used in financing activities	(222,552)	(177,106)	(106,572)

The cash flows during the year ended June 30, 2024 related primarily to the following items:

Cash inflows:

- Net income of $177.8 million
- Adjustments for non-cash items of $120.2 million primarily related to adjustments for depreciation and amortization of $151.8 million, share-based compensation costs of $65.6 million, partially offset by deferred taxes of $94.4 million and unrealized currency-related gains of $4.9 million
- Net working capital inflow of $52.8 million, primarily due to further reductions to inventory following the prior-year build up of safety stock to mitigate the risk of supply chain disruptions as well as favorable changes to accounts payable and accrued liabilities

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• Proceeds from the maturity of held-to-maturity securities of $38.7 million • Proceeds from the sale of assets of $23.6 million, which primarily included proceeds from the sale of our customer service facility located in Jamaica and manufacturing facility in Japan during the current fiscal year Cash outflows: • Purchases of our ordinary shares for $157.0 million • Internal and external costs of $58.3 million for software and website development that we have capitalized • Capital expenditures of $54.9 million, of which the majority related to the purchase of manufacturing and automation equipment for our production facilities • Payments for the purchase of a portion of our 2026 Notes for $24.5 million • Payment of withholding taxes in connection with share awards of $16.4 million, primarily driven by the vesting of restricted share unit grants • Repayments of debt, net of proceeds from borrowings, of $13.9 million • Payments for finance lease arrangements of $10.1 million Additional Liquidity and Capital Resources Information. At June 30, 2024, we had $203.8 million of cash and cash equivalents, $4.5 million of marketable securities, and $1,616.6 million of debt, excluding debt issuance costs and debt premiums and discounts. During the year ended June 30, 2024, we financed our operations and strategic investments through internally generated cash flows from operations and cash on hand. We expect to finance our future operations through our cash, investments, operating cash flow, and borrowings under our debt arrangements. We have historically used excess cash and cash equivalents for organic investments, share repurchases, acquisitions and equity investments, and debt reduction. During the year ended June 30, 2024, we purchased and retired 1,723,393 of our ordinary shares for $157.0 million. We evaluate share repurchases, as any other use of capital, relative to our view of the impact on our intrinsic value per share compared against other opportunities. During the year ended June 30, 2024, we also allocated $24.5 million of capital toward the purchase of a portion of our 2026 Notes, and we will continue to consider using excess liquidity to repurchase our debt. We have significantly reduced our net leverage over the last year primarily through increased profitability driven by the combination of returns from past investments, the focusing of our growth investments, restrained growth of operating expenses, and the easing of inflationary pressure on our input costs. This increased profitability and resultant cash flow generation should provide the opportunity to continue to delever our balance sheet while also opportunistically allocating capital that enhances our intrinsic value per share. Supply Chain Financing Program. As part of our ongoing efforts to manage our liquidity, we work with our suppliers to optimize our terms and conditions, which includes the extension of payment terms. We facilitate a voluntary supply chain finance program through a financial intermediary to allow our suppliers to receive funds earlier than our contractual payment date. We do not believe there is a substantial risk that our payment terms will be shortened in the near future. Refer to Note 17 of the accompanying consolidated financial statements for additional information. Indefinitely Reinvested Earnings. As of June 30, 2024, a portion of our cash and cash equivalents were held by our subsidiaries, and undistributed earnings of our subsidiaries that are considered to be indefinitely reinvested were $79.3 million. We do not intend to repatriate these funds as the cash and cash equivalent balances are generally used and available, without legal restrictions, to fund ordinary business operations and investments of the respective subsidiaries. If there is a change in the future, the repatriation of undistributed earnings from certain subsidiaries, in the form of dividends or otherwise, could have tax consequences that could result in material cash outflows. 37

Contractual Obligations

Contractual obligations at June 30, 2024 are as follows:

In thousands	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases, net of subleases (1)	$ 91,489	$ 22,267	$ 31,096	$ 18,201	$ 19,925
Purchase commitments	229,865	188,432	24,600	16,833	—
Senior secured credit facility and interest payments (2)	1,392,796	94,319	179,234	1,119,243	—
2026 Notes and interest payments	595,233	36,549	558,684	—	—
Other debt	9,845	4,984	4,395	466	—
Finance leases, net of subleases (1)	36,797	8,390	11,443	5,136	11,828
Total (3)	$ 2,356,025	$ 354,941	$ 809,452	$ 1,159,879	$ 31,753

(1) Operating and finance lease payments above include only amounts which are fixed under lease agreements. Our leases may also incur variable expenses which are not reflected in the contractual obligations above.

(2) Senior secured credit facility and interest payments include the effects of interest rate swaps, whether they are expected to be payments or receipts of cash.

(3) We may be required to make cash outlays related to our uncertain tax positions. However, due to the uncertainty of the timing of future cash flows associated with our uncertain tax positions, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, uncertain tax positions of $9.3 million as of June 30, 2024 have been excluded from the contractual obligations table above. See Note 13 in our accompanying consolidated financial statements for additional information on uncertain tax positions.

Operating Leases. We rent manufacturing facilities and office space under operating leases expiring on various dates through 2037. The terms of certain lease agreements require security deposits in the form of bank guarantees and letters of credit, with $3.2 million in the aggregate outstanding as of June 30, 2024.

Purchase Commitments. At June 30, 2024, we had unrecorded commitments under contract of $229.9 million. Purchase commitments consisted of third-party fulfillment and digital services of $93.8 million; third-party cloud services of $48.7 million; software of $39.1 million; production and computer equipment purchases of $5.5 million; professional and consulting fees of $3.3 million; and other commitments of $39.6 million.

Senior Secured Credit Facility and Interest Payments. As of June 30, 2024, we have borrowings under our amended and restated senior secured credit agreement dated as of May 17, 2021 (as further amended from time to time, the "Restated Credit Agreement") of $1,084.6 million, consisting of the Term Loan B, which amortizes over the loan period, with a final maturity date of May 17, 2028. Our $250.0 million senior secured revolving credit facility with a maturity date of May 17, 2026 (the "Revolving Credit Facility"), under our Restated Credit Agreement, has $238.0 million unused as of June 30, 2024. There are no drawn amounts on the Revolving Credit Facility, but our outstanding letters of credit reduce our unused balance. Our unused balance can be drawn at any time so long as we are in compliance with our debt covenants, and if any loans made under the Revolving Credit Facility are outstanding on the last day of any fiscal quarter, then we are subject to a financial maintenance covenant that the First Lien Leverage Ratio (as defined in the Restated Credit Agreement) calculated as of the last day of such quarter shall not exceed 3.25 to 1.00. Any amounts drawn under the Revolving Credit Facility will be due on May 17, 2026. Interest payable included in the above table is based on the interest rate as of June 30, 2024 and assumes all Term SOFR-based revolving loan amounts outstanding will not be paid until maturity but that the term loan amortization payments will be made according to our defined schedule.

2026 Notes and Interest Payments. Our $522.1 million 2026 Notes bear interest at a rate of 7.0% per annum and mature on June 15, 2026. Interest on the notes is payable semi-annually on June 15 and December 15 of each year. During the year ended June 30, 2024, we purchased an aggregate principal amount of $26.2 million for a purchase price of $24.5 million, as well as the related settlement of unpaid interest, which resulted in the recognition of a gain on the extinguishment of debt of $1.7 million.

Debt Covenants. The Restated Credit Agreement and the indenture that governs our 2026 Notes contain covenants that restrict or limit certain activities and transactions by Cimpress and our subsidiaries. As of June 30,

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2024, we were in compliance with all covenants under our Restated Credit Agreement and the indenture governing our 2026 Notes. Refer to Note 10 in our accompanying consolidated financial statements for additional information. Other Debt. In addition, we have other debt which consists primarily of term loans acquired through our various acquisitions or used to fund certain capital investments. As of June 30, 2024, we had $9.8 million outstanding for those obligations that have repayments due on various dates through September 2027. Finance Leases. We lease certain facilities, machinery, and plant equipment under finance lease agreements that expire at various dates through 2037. The aggregate carrying value of the leased assets under finance leases included in property, plant and equipment, net in our consolidated balance sheet at June 30, 2024 is $26.0 million, net of accumulated depreciation of $30.3 million. The present value of lease installments not yet due included in other current liabilities and other liabilities in our consolidated balance sheet at June 30, 2024 amounts to $36.4 million. Additional Non-GAAP Financial Measures Adjusted EBITDA and adjusted free cash flow presented below, and constant-currency revenue growth and constant-currency revenue growth excluding acquisitions/divestitures presented in the consolidated results of operations section above, are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. Adjusted EBITDA is defined as GAAP operating income plus depreciation and amortization plus share-based compensation expense plus proceeds from insurance not already included in operating income plus earn-out related charges plus certain impairments plus restructuring related charges plus realized gains or losses on currency derivatives less the gain or loss on purchase or sale of subsidiaries as well as the disposal of assets. Adjusted EBITDA is the primary profitability metric by which we measure our consolidated financial performance and is provided to enhance investors' understanding of our current operating results from the underlying and ongoing business for the same reasons it is used by management. For example, for acquisitions, we believe excluding the costs related to the purchase of a business (such as amortization of acquired intangible assets, contingent consideration, or impairment of goodwill) provides further insight into the performance of the underlying acquired business in addition to that provided by our GAAP operating income. As another example, as we do not apply hedge accounting for certain derivative contracts, we believe inclusion of realized gains and losses on these contracts that are intended to be matched against operational currency fluctuations provides further insight into our operating performance in addition to that provided by our GAAP operating income. We do not, nor do we suggest, that investors should consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Adjusted free cash flow is the primary financial metric by which we set quarterly and annual budgets both for individual businesses and Cimpress-wide. During the current fiscal year, we revised our adjusted free cash flow definition to include proceeds from the sale of assets, which we believe provides useful information regarding the net cash deployed for the purchase of capital assets by incorporating any cash that is recovered from the subsequent sale of any assets. We have revised all periods presented to incorporate this change. Adjusted free cash flow is defined as net cash provided by operating activities less purchases of property, plant and equipment, purchases of intangible assets not related to acquisitions, and capitalization of software and website development costs that are included in net cash used in investing activities, plus the proceeds from sale of assets, payment of contingent consideration in excess of acquisition-date fair value, and gains on proceeds from insurance that are included in net cash provided by operating activities, if any. We use this cash flow metric because we believe that this methodology can provide useful supplemental information to help investors better understand our ability to generate cash flow after considering certain investments required to maintain or grow our business, as well as eliminate the impact of certain cash flow items presented as operating cash flows that we do not believe reflect the cash flow generated by the underlying business. Our adjusted free cash flow measure has limitations as it may omit certain components of the overall cash flow statement and does not represent the residual cash flow available for discretionary expenditures. For example, adjusted free cash flow does not incorporate our cash payments to reduce the principal portion of our debt or cash payments for business acquisitions. Additionally, the mix of property, plant and equipment purchases that we choose to finance may change over time. We believe it is important to view our adjusted free cash flow measure only as a complement to our entire consolidated statement of cash flows. 39

The table below sets forth operating income and adjusted EBITDA for the years ended June 30, 2024, 2023, and 2022:

In thousands	Year Ended June 30,		
	2024	2023	2022
GAAP operating income	$ 247,351	$ 57,309	$ 47,298
Exclude expense (benefit) impact of:			
Depreciation and amortization	151,764	162,428	175,681
Share-based compensation expense	65,584	39,682	49,766
Certain impairments and other adjustments	1,154	6,932	(9,709)
Restructuring-related charges	423	43,757	13,603
Realized gains on currency derivatives not included in operating income (1)	2,406	29,724	4,424
Adjusted EBITDA	$ 468,682	$ 339,832	$ 281,063

(1) These realized gains include only the impacts of certain currency derivative contracts that are intended to hedge our adjusted EBITDA exposure to foreign currencies for which we do not apply hedge accounting. Refer to Note 4 in our accompanying consolidated financial statements for further information.

The table below sets forth net cash provided by operating activities and adjusted free cash flow for the years ended June 30, 2024, 2023, and 2022:

In thousands	Year Ended June 30,		
	2024	2023	2022
Net cash provided by operating activities	$ 350,722	$ 130,289	$ 219,536
Purchases of property, plant and equipment	(54,927)	(53,772)	(54,040)
Capitalization of software and website development costs	(58,307)	(57,787)	(65,297)
Proceeds from the sale of assets (1)	23,565	4,659	14,545
Adjusted free cash flow (1)	$ 261,053	$ 23,389	$ 114,744

(1) During fiscal year 2024, we revised our adjusted free cash flow definition to include proceeds from the sale of assets. We have revised all prior periods presented to incorporate this change.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). To apply these principles, we must make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In some instances, we reasonably could have used different accounting estimates and, in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. We base our estimates and judgments on historical experience and other assumptions that we believe to be reasonable at the time under the circumstances, and we evaluate these estimates and judgments on an ongoing basis. We refer to accounting estimates and judgments of this type as critical accounting policies and estimates, which we discuss further below. This section should be read in conjunction with Note 2, "Summary of Significant Accounting Policies," of our audited consolidated financial statements included elsewhere in this Report.

Revenue Recognition. We generate revenue primarily from the sale and shipment of customized manufactured products. To a much lesser extent (and only in our Vista business) we provide digital services, website design and hosting, and email marketing services, as well as a small percentage from order referral fees and other third-party offerings. Revenues are recognized when control of the promised products or services is transferred to the customer in an amount that reflects the consideration we expect to be entitled to in exchange for those products or services.

Under the terms of most of our arrangements with our customers we provide satisfaction guarantees, which give our customers an option for a refund or reprint over a specified period of time if the customer is not fully satisfied. As such, we record a reserve for estimated sales returns and allowances as a reduction of revenue, based

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on historical experience or the specific identification of an event necessitating a reserve. Actual sales returns have historically not been significant. We have elected to recognize shipping and handling activities that occur after transfer of control of the products as fulfillment activities and not as a separate performance obligation. Accordingly, we recognize revenue for our single performance obligation upon the transfer of control of the fulfilled orders, which generally occurs upon delivery to the shipping carrier. If revenue is recognized prior to completion of the shipping and handling activities, we accrue the costs of those activities. We do have some arrangements whereby the transfer of control, and thus revenue recognition, occurs upon delivery to the customer. If multiple products are ordered together, each product is considered a separate performance obligation, and the transaction price is allocated to each performance obligation based on the standalone selling price. Revenue is recognized upon satisfaction of each performance obligation. We generally determine the standalone selling prices based on the prices charged to our customers. Our products are customized for each individual customer with no alternative use except to be delivered to that specific customer; however, we do not have an enforceable right to payment prior to delivering the items to the customer based on the terms and conditions of our arrangements with customers, and therefore we recognize revenue at a point in time. We record deferred revenue when cash payments are received in advance of our satisfaction of the related performance obligation. The satisfaction of performance obligations generally occur shortly after cash payment and we expect to recognize the majority of our deferred revenue balance as revenue within three months subsequent to June 30, 2024. We periodically provide marketing materials and promotional offers to new customers and existing customers that are intended to improve customer retention. These incentive offers are generally available to all customers, and therefore do not represent a performance obligation as customers are not required to enter into a contractual commitment to receive the offer. These discounts are recognized as a reduction to the transaction price when used by the customer. Costs related to free products are included within cost of revenue and sample products are included within marketing and selling expense. We have elected to apply the practical expedient under ASC 340-40-25-4 to expense incremental direct costs as incurred, which primarily includes sales commissions, since our contract periods generally are less than one year and the related performance obligations are satisfied within a short period of time. Share-Based Compensation. We measure share-based compensation costs at fair value, and recognize the expense over the period that the recipient is required to provide service in exchange for the award, which generally is the vesting period. We recognize the impact of forfeitures as they occur. We have issued PSUs that include a service condition as well as a market or performance condition and we calculate the fair value at grant, which is fixed throughout the vesting period. For PSUs that include a market condition, the fair value is determined using a Monte Carlo simulation valuation model and the expense recognized over the requisite service period will not be reversed if the market condition is not achieved. For PSUs that include a performance condition, compensation cost is recorded if it is probable that the performance condition will be achieved. The fair value is determined based on the quoted price of our ordinary shares on the date of the grant and our estimated attainment percentage of the related performance condition. Until the performance condition is measured, changes in the estimated attainment percentages may cause expense volatility since a cumulative expense adjustment will be recognized in the period a change occurs. Income Taxes. As part of the process of preparing our consolidated financial statements, we calculate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax expense, including assessing the risks associated with tax positions, together with assessing temporary and permanent differences resulting from differing treatment of items for tax and financial reporting purposes. We recognize deferred tax assets and liabilities for the temporary differences using the enacted tax rates and laws that will be in effect when we expect temporary differences to reverse. We assess the ability to realize our deferred tax assets based upon the weight of available evidence both positive and negative. To the extent we believe that it is more likely than not that some portion or all of the deferred tax assets will not be realized, we establish a valuation allowance. Our estimates can vary due to the profitability mix of jurisdictions, foreign exchange movements, changes in tax law, regulations or accounting principles, as well as certain discrete items. In the event that actual 41 results differ from our estimates or we adjust our estimates in the future, we may need to increase or decrease income tax expense, which could have a material impact on our financial position and results of operations. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate based on new information. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. Interest and, if applicable, penalties related to unrecognized tax benefits are recorded in the provision for income taxes. Software and Website Development Costs. We capitalize eligible salaries and payroll-related costs of employees and third-party consultants who devote time to the development of our websites and internal-use computer software. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. These costs are amortized on a straight-line basis over the estimated useful life of the software, which is three years. Our judgment is required in evaluating whether a project provides new or additional functionality, determining the point at which various projects enter the stages at which costs may be capitalized, assessing the ongoing value and impairment of the capitalized costs, and determining the estimated useful lives over which the costs are amortized. Historically we have not had any significant impairments of our capitalized software and website development costs. Business Combinations. We recognize the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The fair value of identifiable intangible assets is based on detailed cash flow valuations that use information and assumptions provided by management. The valuations are dependent upon a myriad of factors including historical financial results, forecasted revenue growth rates, estimated customer renewal rates, projected operating margins, royalty rates, and discount rates. We estimate the fair value of any contingent consideration at the time of the acquisition using all pertinent information known to us at the time to assess the probability of payment of contingent amounts or through the use of a Monte Carlo simulation model. We allocate any excess purchase price over the fair value of the net tangible and intangible assets acquired and liabilities assumed to goodwill. The assumptions used in the valuations for our acquisitions may differ materially from actual results depending on performance of the acquired businesses and other factors. While we believe the assumptions used were appropriate, different assumptions in the valuation of assets acquired and liabilities assumed could have a material impact on the timing and extent of impact on our statements of operations. Goodwill is assigned to reporting units as of the date of the related acquisition. If goodwill is assigned to more than one reporting unit, we utilize a method that is consistent with the manner in which the amount of goodwill in a business combination is determined. Costs related to the acquisition of a business are expensed as incurred. Goodwill, Indefinite-Lived Intangible Assets, and Other Definite Lived Long-Lived Assets. We evaluate goodwill and indefinite-lived intangible assets for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We consider the timing of our most recent fair value assessment and associated headroom, the actual operating results as compared to the cash flow forecasts used in those fair value assessments, the current long-term forecasts for each reporting unit, and the general market and economic environment of each reporting unit. In addition to the specific factors mentioned above, we assess the following individual factors on an ongoing basis such as: • A significant adverse change in legal factors or the business climate; • An adverse action or assessment by a regulator; • Unanticipated competition; • A loss of key personnel; and 42

• A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of. If the results of the qualitative analysis were to indicate that the fair value of a reporting unit is less than its carrying value, the quantitative test is required. Under the quantitative approach, we estimate the fair values of our reporting units using a discounted cash flow methodology and in certain circumstances a market-based approach. This analysis requires significant judgment and is based on our strategic plans and estimation of future cash flows, which is dependent on internal forecasts. Our annual analysis also requires significant judgment including the identification and aggregation of reporting units, as well as the determination of our discount rate and perpetual growth rate assumptions. We are required to compare the fair value of the reporting unit with its carrying value and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. For the year ended June 30, 2024, we recognized no impairments. We are required to evaluate the estimated useful lives and recoverability of definite lived long-lived assets (for example, customer relationships, developed technology, property, and equipment) on an ongoing basis when indicators of impairment are present. For purposes of the recoverability test, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The test for recoverability compares the undiscounted future cash flows of the long-lived asset group to its carrying value. If the carrying values of the long-lived asset group exceed the undiscounted future cash flows, the assets are considered to be potentially impaired. The next step in the impairment measurement process is to determine the fair value of the individual net assets within the long-lived asset group. If the aggregate fair values of the individual net assets of the group are less than the carrying values, an impairment charge is recorded equal to the excess of the aggregate carrying value of the group over the aggregate fair value. The loss is allocated to each long-lived asset within the group based on their relative carrying values, with no asset reduced below its fair value. The identification and evaluation of a potential impairment requires judgment and is subject to change if events or circumstances pertaining to our business change. We evaluated our long-lived assets for impairment during the year ended June 30, 2024, and we recognized no impairments. Recently Issued or Adopted Accounting Pronouncements See Item 8 of Part II, “Financial Statements and Supplementary Data — Note 2 — Summary of Significant Accounting Policies — Recently Issued or Adopted Accounting Pronouncements." Item 7A. Quantitative and Qualitative Disclosures About Market Risk Interest Rate Risk. Our exposure to interest rate risk relates primarily to our cash, cash equivalents, and debt. As of June 30, 2024, our cash and cash equivalents consisted of standard depository accounts, which are held for working capital purposes, money market funds, and marketable securities with an original maturity of less than 90 days. We do not believe we have a material exposure to interest rate fluctuations related to our cash and cash equivalents. As of June 30, 2024, we had $1,084.6 million of variable-rate debt. As a result, we have exposure to market risk for changes in interest rates related to these obligations. In order to mitigate our exposure to interest rate changes related to our variable-rate debt, we execute interest rate swap contracts to fix the interest rate on a portion of our outstanding or forecasted long-term debt with varying maturities. As of June 30, 2024, a hypothetical 100 basis point increase in rates, inclusive of the impact of our outstanding interest rate swaps that are accruing interest as of June 30, 2024, would result in a $8.8 million impact to interest expense over the next 12 months. This does not include any yield from cash and marketable securities. Currency Exchange Rate Risk. We conduct business in multiple currencies through our worldwide operations but report our financial results in U.S. dollars. We manage these currency risks through normal operating activities and, when deemed appropriate, through the use of derivative financial instruments. We have policies governing the use of derivative instruments and do not enter into financial instruments for trading or speculative purposes. The use of derivatives is intended to reduce, but does not entirely eliminate, the impact of adverse currency exchange rate movements. A summary of our currency risk is as follows: 43

• Translation of our non-U.S. dollar revenues and expenses: Revenue and related expenses generated in currencies other than the U.S. dollar could result in higher or lower net loss when, upon consolidation, those transactions are translated to U.S. dollars. When the value or timing of revenue and expenses in a given currency are materially different, we may be exposed to significant impacts on our net loss and non-GAAP financial metrics, such as adjusted EBITDA. Our currency hedging objectives are targeted at reducing volatility in our forecasted U.S. dollar-equivalent adjusted EBITDA in order to maintain stability on our incurrence-based debt covenants. Since adjusted EBITDA excludes non-cash items such as depreciation and amortization that are included in net loss, we may experience increased, not decreased, volatility in our GAAP results due to our hedging approach. Our most significant net currency exposures by volume are in the Euro and British Pound. In addition, we elect to execute currency derivatives contracts that do not qualify for hedge accounting. As a result, we may experience volatility in our consolidated statements of operations due to (i) the impact of unrealized gains and losses reported in other income, net, on the mark-to-market of outstanding contracts and (ii) realized gains and losses recognized in other income, net, whereas the offsetting economic gains and losses are reported in the line item of the underlying activity, for example, revenue. • Translation of our non-U.S. dollar assets and liabilities: Each of our subsidiaries translates its assets and liabilities to U.S. dollars at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation are included as a component of accumulated other comprehensive loss on the consolidated balance sheet. Fluctuations in exchange rates can materially impact the carrying value of our assets and liabilities. We have currency exposure arising from our net investments in foreign operations. We enter into currency derivatives to mitigate the impact of currency rate changes on certain net investments. • Remeasurement of monetary assets and liabilities: Transaction gains and losses generated from remeasurement of monetary assets and liabilities denominated in currencies other than the functional currency of a subsidiary are included in other income, net, on the consolidated statements of operations. Certain of our subsidiaries hold intercompany loans denominated in a currency other than their functional currency. Due to the significance of these balances, the revaluation of intercompany loans can have a material impact on other income, net. We expect these impacts may be volatile in the future, although our largest intercompany loans do not have a U.S. dollar cash impact for the consolidated group because they are either: 1) U.S. dollar loans or 2) we elect to hedge certain non-U.S. dollar loans with cross-currency swaps and forward contracts. A hypothetical 10% change in currency exchange rates was applied to total net monetary assets denominated in currencies other than the functional currencies at the balance sheet dates to compute the impact these changes would have had on our (loss) income before income taxes in the near term. The balances are inclusive of the notional value of any cross-currency swaps designated as cash flow hedges. A hypothetical decrease in exchange rates of 10% against the functional currency of our subsidiaries would have resulted in a change of $8.8 million on our income (loss) before income taxes for the year ended June 30, 2024. 44

Item 8. Financial Statements and Supplementary Data CIMPRESS PLC INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Report of Independent Registered Public Accounting Firm (PCAOB ID No. 238) . . . . . . . . . . . . . . . . . . . . . . . . 46 Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 48 Consolidated Statements of Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 49 Consolidated Statements of Comprehensive Income (Loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 50 Consolidated Statements of Shareholders’ Deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 51 Consolidated Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 54 Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 56 45

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Cimpress plc Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Cimpress plc and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income (loss), of shareholders' deficit and of cash flows for each of the three years in the period ended June 30, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO. Basis for Opinions The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that 46 controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Goodwill - Quantitative Impairment Assessment of the BuildASign Reporting Unit As described in Note 8 to the consolidated financial statements, the Company’s goodwill balance was $787 million as of June 30, 2024, of which a portion relates to the BuildASign reporting unit ("the reporting unit"). Management performed a quantitative impairment assessment of the reporting unit as of the annual goodwill impairment test date of May 31. Management concluded that sufficient headroom between the estimated fair value of the reporting unit and the related carrying value existed and that no goodwill impairment was identified. Management used the income approach, specifically the discounted cash flow method, to derive the fair value of the reporting unit. This approach calculates fair value by estimating the after-tax cash flows attributable to the reporting unit and then discounting the after-tax cash flows to present value using a risk-adjusted discount rate. The cash flow projections in the fair value analysis are considered Level 3 inputs, and consist of management's estimates of revenue growth rates and operating margins, taking into consideration historical results, as well as industry and market conditions. The discount rate used in the fair value analysis is based on a weighted average cost of capital. The principal considerations for our determination that performing procedures relating to the goodwill quantitative impairment assessment of the BuildASign reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the revenue growth rates and operating margins; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the reporting unit. These procedures also included, among others (i) testing management’s process for developing the fair value estimate of the reporting unit; (ii) evaluating the appropriateness of the discounted cash flow method; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow method; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the revenue growth rates and operating margins. Evaluating management’s assumptions related to the revenue growth rates and operating margins involved evaluating whether the assumptions used by management were reasonable considering the current and past performance of the reporting unit, the consistency with external market and industry data, and whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the discounted cash flow method. /s/ PricewaterhouseCoopers LLP Boston, Massachusetts August 9, 2024 We have served as the Company’s auditor since 2014. 47

CIMPRESS PLC CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share data) June 30, 2024 June 30, 2023 Assets Current assets: Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 203,775 $ 130,313 Marketable securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,500 38,540 Accounts receivable, net of allowances of $7,219 and $6,630, respectively . . . . . . . . . . . . . . 64,576 67,353 Inventory . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 97,016 107,835 Prepaid expenses and other current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 88,112 96,986 Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 457,979 441,027 Property, plant and equipment, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 265,177 287,574 Operating lease assets, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 78,681 76,776 Software and website development costs, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 92,212 95,315 Deferred tax assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 95,059 12,740 Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 787,138 781,541 Intangible assets, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 76,560 109,196 Marketable securities, non-current . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 4,497 Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 39,351 46,193 Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 1,892,157 $ 1,854,859 Liabilities, noncontrolling interests and shareholders’ deficit Current liabilities: Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 326,656 $ 285,784 Accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 245,931 257,109 Deferred revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46,118 44,698 Short-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12,488 10,713 Operating lease liabilities, current . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19,634 22,559 Other current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13,136 24,469 Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 663,963 645,332 Deferred tax liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24,701 47,351 Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,591,807 1,627,243 Operating lease liabilities, non-current . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 61,895 56,668 Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 76,305 90,058 Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,418,671 2,466,652 Commitments and contingencies (Note 17) Redeemable noncontrolling interests (Note 14) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22,998 10,893 Shareholders’ deficit: Preferred shares, nominal value €0.01 per share, 100,000,000 shares authorized; none issued and outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — Ordinary shares, nominal value €0.01 per share, 100,000,000 shares authorized; 43,051,269 and 44,315,855 shares issued, respectively; 25,080,022 and 26,344,608 shares outstanding, respectively . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 604 615 Treasury shares, at cost, 17,971,247 shares for both periods presented . . . . . . . . . . . . . . . . . (1,363,550) (1,363,550) Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 570,283 539,454 Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 272,881 235,396 Accumulated other comprehensive loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (30,364) (35,060) Total shareholders’ deficit attributable to Cimpress plc . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (550,146) (623,145) Noncontrolling interests (Note 14) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 634 459 Total shareholders' deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (549,512) (622,686) Total liabilities, noncontrolling interests and shareholders’ deficit . . . . . . . . . . . . . . . . . . . . . . . . . . $ 1,892,157 $ 1,854,859 See accompanying notes. 48

CIMPRESS PLC CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except share and per share data) Year Ended June 30, 2024 2023 2022 Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 3,291,856 $ 3,079,627 $ 2,887,555 Cost of revenue (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,695,062 1,640,625 1,492,726 Technology and development expense (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . 321,968 302,257 292,845 Marketing and selling expense (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 789,872 773,970 789,241 General and administrative expense (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 205,737 209,246 197,345 Amortization of acquired intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . 31,443 46,854 54,497 Restructuring expense (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 423 43,757 13,603 Impairment of goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 5,609 — Income from operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 247,351 57,309 47,298 Other income, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,583 18,498 61,463 Interest expense, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (119,822) (112,793) (99,430) (Loss) gain on early extinguishment of debt . . . . . . . . . . . . . . . . . . . . . . . . . . (666) 6,764 — Income (loss) before income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 128,446 (30,222) 9,331 Income tax (benefit) expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (49,362) 155,493 59,901 Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 177,808 (185,715) (50,570) Add: Net (income) attributable to noncontrolling interests . . . . . . . . . . . . . . (4,126) (263) (3,761) Net income (loss) attributable to Cimpress plc . . . . . . . . . . . . . . . . . . . . . . . . $ 173,682 $ (185,978) $ (54,331) Basic net income (loss) per share attributable to Cimpress plc . . . . . . . . . . $ 6.64 $ (7.08) $ (2.08) Diluted net income (loss) per share attributable to Cimpress plc . . . . . . . . . $ 6.43 $ (7.08) $ (2.08) Weighted average shares outstanding — basic . . . . . . . . . . . . . . . . . . . . . . . 26,151,968 26,252,860 26,094,842 Weighted average shares outstanding — diluted . . . . . . . . . . . . . . . . . . . . . . 27,004,687 26,252,860 26,094,842 ____________________________________________ (1) Share-based compensation expense is allocated as follows: Year Ended June 30, 2024 2023 2022 Cost of revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 820 $ 474 $ 538 Technology and development expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20,869 13,002 13,582 Marketing and selling expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11,680 5,693 11,382 General and administrative expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 32,215 20,513 24,264 Restructuring expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 2,440 — See accompanying notes. 49

CIMPRESS PLC CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (in thousands) Year Ended June 30, 2024 2023 2022 Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 177,808 $ (185,715) $ (50,570) Other comprehensive income (loss), net of tax: Foreign currency translation gains (losses), net of hedges . . . . . . . . . . 6,530 498 (9,990) Net unrealized gains on derivative instruments designated and qualifying as cash flow hedges . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7,087 9,991 2,813 Amounts reclassified from accumulated other comprehensive loss to net income (income) for derivative instruments . . . . . . . . . . . . . . . . . . . . (8,595) (2,873) 26,197 (Loss) gain on pension benefit obligation, net . . . . . . . . . . . . . . . . . . . . . (350) (270) 1,649 Comprehensive income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 182,480 (178,369) (29,901) Add: Comprehensive (income) loss attributable to noncontrolling interests . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (4,102) 4,459 (76) Total comprehensive income (loss) attributable to Cimpress plc . . . . . . . . $ 178,378 $ (173,910) $ (29,977) See accompanying notes. 50

CIMPRESS PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
(in thousands)

	Ordinary Shares		Deferred Ordinary Shares		Treasury Shares					
	Number of Shares Issued	Amount	Number of Shares Issued	Amount	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Deficit
Balance at June 30, 2021	44,080	$ 615	25	$ 28	(18,045)	$ (1,368,595)	$ 459,904	$530,159	$ (71,482)	$ (449,371)
Purchase and cancellation of deferred ordinary shares	—	—	(25)	(28)	—	—	—	—	—	(28)
Restricted share units vested, net of shares withheld for taxes	4	—	—	—	74	5,045	(8,315)	—	—	(3,270)
Share-based compensation expense	—	—	—	—	—	—	49,686	—	—	49,686
Net loss attributable to Cimpress plc	—	—	—	—	—	—	—	(54,331)	—	(54,331)
Redeemable noncontrolling interest accretion to redemption value	—	—	—	—	—	—	—	(61,690)	—	(61,690)
Decrease in noncontrolling interest due to share purchase	—	—	—	—	—	—	(272)	—	—	(272)
Net unrealized gain on derivative instruments designated and qualifying as cash flow hedges	—	—	—	—	—	—	—	—	29,010	29,010
Foreign currency translation, net of hedges	—	—	—	—	—	—	—	—	(6,305)	(6,305)
Unrealized gain on pension benefit obligation, net of tax	—	—	—	—	—	—	—	—	1,649	1,649
Balance at June 30, 2022	44,084	$ 615	—	$ —	(17,971)	$ (1,363,550)	$ 501,003	$414,138	$ (47,128)	$ (494,922)

See accompanying notes.

51

CIMPRESS PLC CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT (CONTINUED) (in thousands) Ordinary Shares Deferred Ordinary Shares Treasury Shares Number of Shares Issued Amount Number of Shares Issued Amount Number of Shares Amount Additional Paid-in Capital Retained Earnings Accumulated Other Comprehensive Loss Total Shareholders’ Deficit Balance at June 30, 2022 . . . . . . . . 44,084 $ 615 — $ — (17,971) $ (1,363,550) $ 501,003 $ 414,138 $ (47,128) $ (494,922) Issuance of ordinary shares due to share option exercises, net of shares withheld for taxes 7 — — — — — 275 — — 275 Restricted share units vested, net of shares withheld for taxes . . . . . . . . 225 — — — — — (4,777) — — (4,777) Share-based compensation expense . . . . . . . . — — — — — — 42,953 — — 42,953 Net loss attributable to Cimpress plc . . . . — — — — — — — (185,978) — (185,978) Redeemable noncontrolling interest accretion to redemption value . . . . . . . . . . . — — — — — — — 7,236 — 7,236 Net unrealized gain on derivative instruments designated and qualifying as cash flow hedges . . . . . — — — — — — — — 7,118 7,118 Foreign currency translation, net of hedges . . . . . . . . . — — — — — — — — 5,220 5,220 Unrealized loss on pension benefit obligation, net of tax . . . . . . . — — — — — — — — (270) (270) Balance at June 30, 2023 . . . . . . . . 44,316 $ 615 — $ — (17,971) $ (1,363,550) $ 539,454 $ 235,396 $ (35,060) $ (623,145) See accompanying notes. 52

CIMPRESS PLC CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT (CONTINUED) (in thousands) Ordinary Shares Deferred Ordinary Shares Treasury Shares Number of Shares Issued Amount Number of Shares Issued Amount Number of Shares Amount Additional Paid-in Capital Retained Earnings Accumulated Other Comprehensive Loss Total Shareholders’ Deficit Balance at June 30, 2023 . . . . . . . . 44,316 $ 615 — $ — (17,971) $ (1,363,550) $ 539,454 $ 235,396 $ (35,060) $ (623,145) Issuance of ordinary shares due to share option exercises, net of shares withheld for taxes 45 — — — — — 2,102 — — 2,102 Purchase and cancellation of deferred ordinary shares . . . . . . . . . . (1,723) (19) — — — — (21,890) (135,073) — (156,982) Restricted share units vested, net of shares withheld for taxes . . . . . . . . 413 8 — — — — (16,432) — — (16,424) Share-based compensation expense . . . . . . . . — — — — — — 67,049 — — 67,049 Net income attributable to Cimpress plc . . . . — — — — — — — 173,682 — 173,682 Redeemable noncontrolling interest accretion to redemption value . . . . . . . . . . . — — — — — — — (1,124) — (1,124) Net unrealized loss on derivative instruments designated and qualifying as cash flow hedges . . . . . — — — — — — — — (1,508) (1,508) Foreign currency translation, net of hedges . . . . . . . . . — — — — — — — — 6,554 6,554 Unrealized loss on pension benefit obligation, net of tax . . . . . . . — — — — — — — — (350) (350) Balance at June 30, 2024 . . . . . . . . 43,051 $ 604 — $ — (17,971) $ (1,363,550) $ 570,283 $ 272,881 $ (30,364) $ (550,146) See accompanying notes. 53

Year Ended June 30, 2024 2023 2022 Operating activities Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 177,808 $ (185,715) $ (50,570) Adjustments to reconcile net income (loss) to net cash provided by operating activities: Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 151,764 162,428 175,681 Share-based compensation expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 65,584 42,122 49,766 Impairment of goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 5,609 — Deferred taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (94,442) 114,912 22,879 Loss (gain) on early extinguishment of debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 515 (6,764) — Unrealized (gain) loss on derivatives not designated as hedging instruments included in net income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (4,992) 34,393 (40,408) Effect of exchange rate changes on monetary assets and liabilities denominated in non-functional currency . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 116 (11,988) 537 Other non-cash items . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,615 13,235 (13,704) Changes in operating assets and liabilities, net of effects of businesses acquired: Accounts receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 161 (4,243) (18,119) Inventory . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11,778 11,352 (44,089) Prepaid expenses and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15,560 1,768 (5,989) Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 39,276 (28,872) 109,977 Accrued expenses and other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (14,021) (17,948) 33,575 Net cash provided by operating activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 350,722 130,289 219,536 Investing activities Purchases of property, plant and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (54,927) (53,772) (54,040) Proceeds from the sale of subsidiaries, net of transaction costs and cash divested . . . — (4,130) — Business acquisitions, net of cash acquired . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (3,621) (498) (75,258) Capitalization of software and website development costs . . . . . . . . . . . . . . . . . . . . . . . . (58,307) (57,787) (65,297) Proceeds from the sale of assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23,565 4,659 37,771 Purchases of marketable securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — (84,030) — Proceeds from maturity of held-to-maturity investments . . . . . . . . . . . . . . . . . . . . . . . . . . 38,676 92,110 151,200 Proceeds from the settlement of derivatives designated as hedging instruments . . . . . — — 2,244 Other investing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — (277) (617) Net cash used in investing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (54,614) (103,725) (3,997) Financing activities Proceeds from borrowings of debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 205,775 48,264 — Payments of debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (219,722) (61,310) (14,510) Payments for purchase of 7% Senior Notes due 2026 . . . . . . . . . . . . . . . . . . . . . . . . . . . . (24,471) (44,994) — Payments of debt issuance costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (2,076) (51) (1,444) Payments of purchase consideration included in acquisition-date fair value . . . . . . . . . — (7,100) (43,647) Payments of withholding taxes in connection with equity awards . . . . . . . . . . . . . . . . . . . (16,424) (4,448) (3,219) Payments of finance lease obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (10,140) (8,290) (37,512) Purchase of noncontrolling interests . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (65) (95,567) (2,165) Purchase of ordinary shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (156,982) — — Proceeds from issuance of ordinary shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,102 327 — Distributions to noncontrolling interests . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (549) (3,652) (3,963) Other financing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — (285) (112) Net cash used in financing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (222,552) (177,106) (106,572) Effect of exchange rate changes on cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (94) 3,802 (14,937) Net increase (decrease) in cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . 73,462 (146,740) 94,030 Cash and cash equivalents at beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 130,313 277,053 183,023 Cash and cash equivalents at end of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 203,775 $ 130,313 $ 277,053 See accompanying notes. CIMPRESS PLC CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) 54

CIMPRESS PLC CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED) (in thousands) Year Ended June 30, 2024 2023 2022 Supplemental disclosures of cash flow information Cash paid during the period for: Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 132,272 $ 113,952 $ 98,099 Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 49,414 31,184 32,987 Cash received during the period for: Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14,169 11,451 3,230 Non-cash investing and financing activities Property and equipment acquired under finance leases . . . . . . . . . . . . . . . . . . . . . . . . . . 4,562 20,303 7,033 Amounts accrued related to property, plant and equipment . . . . . . . . . . . . . . . . . . . . . . . 9,991 9,403 12,810 Amounts accrued related to capitalized software development costs . . . . . . . . . . . . . . . 125 185 124 Amounts accrued related to business acquisitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — 8,425 See accompanying notes. 55

CIMPRESS PLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share data) 1. Description of the Business Cimpress is a strategically focused collection of businesses that specialize in print mass customization, through which we deliver large volumes of individually small-sized customized orders of printed materials and related products. Our products and services include a broad range of marketing materials, business cards, signage, promotional products, logo apparel, packaging, books and magazines, wall decor, photo merchandise, invitations and announcements, design and digital marketing services, and other categories. Mass customization is a core element of the business model of each Cimpress business and is a competitive strategy which seeks to produce goods and services to meet individual customer needs with near mass production efficiency. 2. Summary of Significant Accounting Policies Basis of Presentation The consolidated financial statements include the accounts of Cimpress plc, its wholly owned subsidiaries, entities in which we maintain a controlling financial interest, and those entities in which we have a variable interest and are the primary beneficiary. Intercompany balances and transactions have been eliminated. Investments in entities in which we cannot exercise significant influence, and for which the related equity securities do not have a readily determinable fair value, are included in other assets on the consolidated balance sheets; otherwise the investments are recognized by applying equity method accounting. Our equity method investments are included in other assets on the consolidated balance sheets. Use of Estimates The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe our most significant estimates are associated with the ongoing evaluation of the recoverability of our long-lived assets and goodwill, estimated useful lives of assets, share-based compensation, accounting for business combinations, and income taxes and related valuation allowances, among others. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from those estimates. Cash and Cash Equivalents We consider all highly liquid investments purchased with an original maturity of three months or less to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation. Cash equivalents consist of depository accounts and money market funds. Cash and cash equivalents restricted for use were $563 and $558 as of June 30, 2024 and 2023, respectively, and are included in other assets in the accompanying consolidated balance sheets. For bank accounts that are overdrawn at the end of a reporting period, including any net negative balance in our notional cash pool, we reclassify these overdrafts to short-term debt on our consolidated balance sheets. Book overdrafts that result from outstanding checks in excess of our bank balance are reclassified to other current liabilities. Marketable Securities We hold certain investments that are classified as held-to-maturity as we have the intent and ability to hold them to their maturity dates. Our policy is to invest in the following permitted classes of assets: overnight money market funds invested in U.S. Treasury securities and U.S. government agency securities, U.S. Treasury securities, U.S. government agency securities, bank time deposits, commercial paper, corporate notes and bonds, and medium term notes. We invest in securities with a remaining maturity of two years or less. As the investments are classified as held-to-maturity, they are recorded at amortized cost and interest income is recorded as it is earned within interest expense, net. 56

We will continue to assess our securities for impairment when the fair value is less than amortized cost to determine if any risk of credit loss exists. As our intent is to hold the securities to maturity, we must assess whether any credit losses related to our investments are recoverable and determine if it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. We did not record an allowance for credit losses and we recognized no impairments for these marketable securities during the years ended June 30, 2024, 2023, and 2022. Accounts Receivable Accounts receivable includes amounts due from customers. We offset gross trade accounts receivable with an allowance for doubtful accounts, which is our best estimate of the amount of probable credit losses in existing accounts receivable. Account balances are charged off against the allowance when the potential for recovery is no longer reasonably assured. Inventories Inventories consist primarily of raw materials and are recorded at the lower of cost or net realizable value using the first-in, first-out method. Costs to produce products are included in cost of revenues as incurred. Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Additions and improvements that substantially extend the useful life of a particular asset are capitalized while repairs and maintenance costs are expensed as incurred. Assets that qualify for the capitalization of interest cost during their construction period are evaluated on a per project basis and, if material, the costs are capitalized. No interest costs associated with our construction projects were capitalized in any of the years presented as the amounts were not material. Depreciation of plant and equipment is recorded on a straight-line basis over the estimated useful lives of the assets. Software and Website Development Costs We capitalize eligible salaries and payroll-related costs of employees and third-party consultants who devote time to the development of websites and internal-use computer software. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. These costs are amortized on a straight-line basis over the estimated useful life of the software, which is generally over a three year period. Costs associated with preliminary stage software development, repair, maintenance, or the development of website content are expensed as incurred. Amortization of previously capitalized amounts in the years ended years ended June 30, 2024, 2023, and 2022 was $62,590, $57,086, and $54,646, respectively, resulting in accumulated amortization of $286,605 and $279,490 at June 30, 2024 and 2023, respectively. Intangible Assets We capitalize the costs of purchasing patents from unrelated third parties and amortize these costs over the estimated useful life of the patent. The costs related to patent applications, pursuing others who we believe infringe on our patents, and defending against patent-infringement claims are expensed as incurred. We record acquired intangible assets at fair value on the date of acquisition using the income approach to value the trade names, customer relationships, and customer network and a replacement cost approach to value developed technology and our print network. The income approach calculates fair value by discounting the forecasted after-tax cash flows back to a present value using an appropriate discount rate. The baseline data for this analysis is the cash flow estimates used to price the transaction. We amortize such assets using the straight- line method over the expected useful life of the asset, unless another amortization method is deemed to be more appropriate. In estimating the useful life of the acquired assets, we reviewed the expected use of the assets acquired, factors that may limit the useful life of an acquired asset or may enable the extension of the useful life of an acquired asset without substantial cost, the effects of obsolescence, demand, competition and other economic factors, and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. 57

We evaluate the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset’s remaining useful life is changed, we amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life. Long-Lived Assets Long-lived assets with a finite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. Business Combinations We recognize the assets acquired and liabilities assumed in business combinations on the basis of their fair values at the date of acquisition. We assess the fair value of assets, including intangible assets, using a variety of methods and each asset is measured at fair value from the perspective of a market participant. The method used to estimate the fair values of intangible assets incorporates significant assumptions regarding the estimates a market participant would make in order to evaluate an asset, including a market participant’s use of the asset and the appropriate discount rates. Assets acquired that are determined to not have economic use for us are expensed immediately. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. Transaction costs and restructuring costs associated with a business combination are expensed as incurred. The consideration for our acquisitions often includes future payments that are contingent upon the occurrence of a particular event. For acquisitions that qualify as business combinations, we record an obligation for such contingent payments at fair value on the acquisition date. Goodwill The evaluation of goodwill for impairment is performed at a level referred to as a reporting unit. A reporting unit is either the “operating segment level” or one level below, which is referred to as a “component.” The level at which the impairment test is performed requires an assessment as to whether the operations below the operating segment should be aggregated as one reporting unit due to their similarity or reviewed individually. Goodwill is evaluated for impairment on an annual basis or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. Goodwill is considered to be impaired when the carrying amount of a reporting unit exceeds its estimated fair value. We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the results of this analysis indicate that the fair value of a reporting unit is less than its carrying value, the quantitative impairment test is required; otherwise, no further assessment is necessary. To perform the quantitative approach, we estimate the fair value of our reporting units using a discounted cash flow methodology. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference. We recognized no goodwill impairment charges during the years ended June 30, 2024 and 2022. For the year ended June 30, 2023, we recognized a goodwill impairment charge of $5,609. The charge is a partial impairment of the goodwill for one of our reporting units within our All Other Businesses reportable segment. There were no impairments identified for any other reporting units. Refer to Note 8 for additional details regarding the annual goodwill impairment test. Mandatorily Redeemable Noncontrolling Interests Noncontrolling interests held by third parties in consolidated subsidiaries are considered mandatorily redeemable when they are subject to an unconditional obligation to be redeemed by both parties. The redeemable noncontrolling interest must be required to be repurchased on a specified date or on the occurrence of a specified event that is certain to occur and is to be redeemed via the transfer of assets. Mandatorily redeemable 58 noncontrolling interests are presented as liability-based financial instruments and are re-measured on a recurring basis to the expected redemption value. Debt Issuance Costs Costs associated with the issuance of debt instruments are capitalized and amortized over the term of the respective financing arrangement on a straight-line basis through the maturity date of the related debt instrument. We evaluate all changes to our debt arrangements to determine whether the changes represent a modification or extinguishment to the old debt arrangement. If a debt instrument is deemed to be modified, we capitalize all new lender fees and expense all third-party fees. If we determine that an extinguishment of one of our debt instruments has occurred, the unamortized financing fees associated with the extinguished instrument are expensed. For the revolving loans associated with our senior secured credit facility, all lender and third-party fees are capitalized, and in the event an amendment reduces the committed capacity under the revolving loans, we expense a portion of any unamortized fees on a pro-rata basis in proportion to the decrease in the committed capacity. Derivative Financial Instruments We record all derivatives on the consolidated balance sheet at fair value. We apply hedge accounting to arrangements that qualify and are designated for hedge accounting treatment, which includes cash flow and net investment hedges. Hedge accounting is discontinued prospectively if the hedging relationship ceases to be effective or the hedging or hedged items cease to exist as a result of maturity, sale, termination, or cancellation. Derivatives designated and qualifying as hedges of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges, which could include interest rate swap contracts and cross-currency swap contracts. In a cash flow hedging relationship, the effective and ineffective portion of the change in the fair value of the hedging derivative is initially recorded in accumulated other comprehensive loss. The portion of gain or loss on the derivative instrument previously recorded in accumulated other comprehensive loss remains in accumulated other comprehensive loss until the forecasted transaction is recognized in earnings. For derivatives designated as cash flow hedges, we present the settlement amount of these contracts within cash from operating activities in our consolidated statement of cash flows, if the hedged item continues after contract settlement. Derivatives designated and qualifying as hedges of currency exposure of a net investment in a foreign operation are considered net investment hedges, which could include cross-currency swap and currency forward contracts as well as intercompany loans. In hedging the currency exposure of a net investment in a foreign operation, the effective and ineffective portion of gains and losses on the hedging instruments is recognized in accumulated other comprehensive loss as part of currency translation adjustment. The portion of gain or loss on the derivative instrument previously recorded in accumulated other comprehensive loss remains in accumulated other comprehensive loss until we reduce our investment in the hedged foreign operation through a sale or substantial liquidation. We also enter into derivative contracts that are intended to economically hedge certain of our risks, even though we may not elect to apply hedge accounting or the instrument may not qualify for hedge accounting. When hedge accounting is not applied, the changes in the fair value of the derivatives are recorded directly in earnings as a component of other income, net. In accordance with the fair value measurement guidance, our accounting policy is to measure the credit risk of our derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio. We execute our derivative instruments with financial institutions that we judge to be credit-worthy, defined as institutions that hold an investment grade credit rating. 59

Shareholders' Deficit Ordinary and Treasury Shares Treasury shares are accounted for using the cost method and are included as a component of shareholders' equity. Our various share-based compensation programs entitle recipients to receive issuances of Cimpress ordinary shares upon the vesting of awards which meet applicable performance criteria. Prior to fiscal year 2023, we reissued treasury shares as part of our share-based compensation programs and as consideration for some of our acquisition transactions. Upon issuance of treasury shares in conjunction with these programs, we determined the cost using the average cost method. Starting in fiscal year 2023, we issued new ordinary shares to meet the needs of our share-based compensation programs. We have retired ordinary shares from time to time. Upon retirement, these shares become classified as authorized and unissued shares. The retirement of ordinary shares are accounted for as a reduction to the nominal value of our ordinary shares outstanding and additional paid in capital in proportion to the amount of total shares outstanding, with the remaining repurchase value recognized as a reduction to retained earnings. Comprehensive Loss Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss is composed of net loss, unrealized gains and losses on derivatives, unrealized gains and losses on pension benefit obligation, and cumulative foreign currency translation adjustments, which are included in the accompanying consolidated statements of comprehensive loss. Warrants We bifurcate and separately account for a detachable warrant as a separate equity instrument. The value assigned to the warrants was determined based on a relative fair value allocation between the warrants and related debt. The fair value of the warrants was determined using a Monte Carlo valuation and applying a discount for the lack of marketability for the warrants. We present the allocated value for the warrants within additional paid-in capital in our consolidated balance sheet. Refer to Note 11 for additional details. Revenue Recognition We generate revenue primarily from the sale and shipment of customized manufactured products. We also generate revenue, to a much lesser extent (and primarily in our Vista business) from digital services, website design and hosting, professional design services, and email marketing services, as well as a small percentage from order referral fees and other third-party offerings. Revenues are recognized when control of the promised products or services is transferred to the customer in an amount that reflects the consideration we expect to be entitled to in exchange for those products or services. Shipping revenues are recognized when control of the related products is transferred to the customer. For design service arrangements, we recognize revenue when the services are complete. A portion of this revenue relates to design contests in which we have determined that we are the principal in the arrangement as we satisfy our contractual performance obligation to provide the customer with the benefit of our platform and network of designers. Under the terms of most of our arrangements with our customers we provide satisfaction guarantees, which give our customers an option for a refund or reprint over a specified period of time if the customer is not fully satisfied. As such, we record a reserve for estimated sales returns and allowances as a reduction of revenue, based on historical experience or the specific identification of an event necessitating a reserve. Actual sales returns have historically not been significant. We have elected to recognize shipping and handling activities that occur after transfer of control of the products as fulfillment activities and not as a separate performance obligation. Accordingly, we recognize revenue for our single performance obligation upon the transfer of control of the fulfilled orders, which generally occurs upon delivery to the shipping carrier. If revenue is recognized prior to completion of the shipping and handling activities, we accrue the costs of those activities. We do have some arrangements whereby the transfer of control, and thus revenue recognition, occurs upon delivery to the customer. If multiple products are ordered together, each product is considered a separate performance obligation, and the transaction price is allocated to each performance obligation 60 based on the standalone selling price. Revenue is recognized upon satisfaction of each performance obligation. We generally determine the standalone selling prices based on the prices charged to our customers. We record revenue net of taxes collected from customers that are remitted to governmental authorities. Our products are customized for each individual customer with no alternative use except to be delivered to that specific customer; however, we do not have an enforceable right to payment prior to delivering the items to the customer based on the terms and conditions of our arrangements with customers, and therefore we recognize revenue at a point in time. We record deferred revenue when cash payments are received in advance of our satisfaction of the related performance obligation. The satisfaction of performance obligations generally occurs shortly after cash payment and we expect to recognize the majority of our deferred revenue balance as revenue within three months subsequent to June 30, 2024. We periodically provide marketing materials and promotional offers to new customers and existing customers that are intended to improve customer retention. These incentive offers are generally available to all customers, and therefore do not represent a performance obligation as customers are not required to enter into a contractual commitment to receive the offer. These discounts are recognized as a reduction to the transaction price when used by the customer. Costs related to free products are included within cost of revenue and sample products are included within marketing and selling expense. We have elected to expense incremental direct costs as incurred, which primarily includes sales commissions, since our contract periods generally are less than one year and the related performance obligations are satisfied within a short period of time. Restructuring Restructuring costs are recorded in connection with initiatives designed to improve efficiency or enhance competitiveness. Restructuring initiatives require us to make estimates in several areas, including expenses for severance and other employee separation costs and our ability to generate sublease income to enable us to terminate lease obligations at the estimated amounts. For jurisdictions in which there are statutorily required minimum benefits for involuntary terminations, severance benefits are documented in an employee manual or labor contract, or are consistent with prior restructuring plan benefits, we evaluate these benefits as ongoing benefit arrangements. We recognize the liability for these arrangements when it is probable that the employee would be entitled to the benefits and the amounts can be reasonably estimated. The expense timing generally occurs when management has committed to and approved the restructuring plan. Involuntary termination benefits that are in excess of statutory minimum requirements and prior restructuring plan benefits are recognized as termination benefits and expensed at the date we notify the employee, unless the employee must provide future service beyond the statutory minimum retention period, in which case the benefits are expensed ratably over the future service period. Liabilities for costs associated with a facility exit or disposal activity are recognized when the liability is incurred, as opposed to when management commits to an exit plan, and are measured at fair value. Restructuring costs are presented as a separate financial statement line within our consolidated statement of operations. Advertising Expense Our advertising costs are primarily expensed as incurred and included in marketing and selling expense. Advertising expense for the years ended June 30, 2024, 2023, and 2022 was $436,494, $417,886, and $408,566, respectively, which consisted of external costs related to customer acquisition and retention marketing campaigns. Research and Development Expense Research and development costs are expensed as incurred and included in technology and development expense. Research and development expense for the years ended June 30, 2024, 2023, and 2022 was $62,655, $58,819, and $56,996, respectively, which consisted of costs related to enhancing our manufacturing engineering and technology capabilities. 61

Income Taxes

As part of the process of preparing our consolidated financial statements, we calculate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax expense and deferred tax expense based on assessing temporary and permanent differences resulting from differing treatment of items for tax and financial reporting purposes. We recognize deferred tax assets and liabilities for the temporary differences using the enacted tax rates and laws that will be in effect when we expect temporary differences to reverse. We assess the ability to realize our deferred tax assets based upon the weight of available evidence both positive and negative. To the extent we believe that it is more likely than not that some portion or all of the deferred tax assets will not be realized, we establish a valuation allowance. In the event that actual results differ from our estimates or we adjust our estimates in the future, we may need to increase or decrease income tax expense, which could have a material impact on our financial position and results of operations.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The tax benefits recognized in our financial statements from such positions are measured as the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The unrecognized tax benefits may reduce our effective tax rate if recognized. Interest and, if applicable, penalties related to unrecognized tax benefits are recorded in the provision for income taxes. Stranded income tax effects in accumulated other comprehensive loss are released on an item-by-item basis based on when the applicable derivative is recognized in earnings.

Foreign Currency Translation

Our non-U.S. dollar functional currency subsidiaries translate their assets and liabilities denominated in their functional currency to U.S. dollars at current rates of exchange in effect at the balance sheet date, and revenues and expenses are translated at average rates prevailing throughout the period. The resulting gains and losses from translation are included as a component of accumulated other comprehensive loss. Transaction gains and losses and remeasurement of assets and liabilities denominated in currencies other than an entity's functional currency are included in other income, net in our consolidated statements of operations.

Other Income, Net

The following table summarizes the components of other income, net.

	Year Ended June 30,		
	2024	2023	2022
Gains on derivatives not designated as hedging instruments (1)	$ 3,915	$ 3,311	$ 58,148
Currency-related (losses) gains, net (2)	(2,818)	16,350	244
Other gains (losses)	486	(1,163)	3,071
Total other income, net	$ 1,583	$ 18,498	$ 61,463

(1) Includes realized and unrealized gains and losses on derivative currency forward and option contracts not designated as hedging instruments, as well as the ineffective portion of certain interest rate swap contracts that have been de-designated from hedge accounting. For contracts not designated as hedging instruments, we realized (losses) gains of ($1,078), $39,133 and $9,955, respectively, for the fiscal years ended June 30, 2024, 2023 and 2022. Refer to Note 4 for additional details relating to our derivative contracts.

(2) Currency-related (losses) gains, net primarily relates to significant non-functional currency intercompany financing relationships that we may change at times and are subject to currency exchange rate volatility. In addition, during all fiscal years presented, we had certain cross-currency swaps designated as cash flow hedges, which hedge the remeasurement of certain intercompany loans; refer to Note 4 for additional details relating to these cash flow hedges.

Net Income (Loss) Per Share Attributable to Cimpress plc

Basic net income (loss) per share attributable to Cimpress plc is computed by dividing net income (loss) attributable to Cimpress plc by the weighted-average number of ordinary shares outstanding for the respective period. Diluted net loss per share attributable to Cimpress plc gives effect to all potentially dilutive securities, including share options, restricted share units ("RSUs"), warrants, and performance share units ("PSUs"), if the effect of the securities is dilutive using the treasury stock method. Awards with performance or market conditions are included using the treasury stock method only if the conditions would have been met as of the end of the reporting period and their effect is dilutive.

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The following table sets forth the reconciliation of the weighted-average number of ordinary shares.

	Year Ended June 30,		
	2024	2023	2022
Weighted average shares outstanding, basic	26,151,968	26,252,860	26,094,842
Weighted average shares issuable upon exercise/vesting of outstanding share options/RSUs/PSUs/warrants (1)	852,719	—	—
Shares used in computing diluted net income (loss) per share attributable to Cimpress plc	27,004,687	26,252,860	26,094,842
Weighted average anti-dilutive shares excluded from diluted net income (loss) per share attributable to Cimpress plc (1)(2)	96,207	2,834,351	762,086

(1) In the periods in which a net loss is recognized, the impact of share options, PSUs, RSUs and warrants is excluded from shares used in computed diluted net income (loss) per share as it is anti-dilutive. Any equity awards that have a performance condition are not included in dilutive or anti-dilutive shares until the performance condition would have been met as of the end of the reporting period.

(2) On May 1, 2020, we entered into a financing arrangement, which included 7-year warrants to purchase 1,055,377 of our ordinary shares with a strike price of $60 that have a potentially dilutive impact on our weighted average shares outstanding. For the years ended June 30, 2024 and 2022, the average market price of our ordinary shares was higher than the strike price of the warrants. The weighted average dilutive effect of the warrants was 220,668 for the year ended June 30, 2024 and for the year ended June 30, 2022, due to our net loss position, 138,088 outstanding warrants were considered anti-dilutive. For the year ended June 30, 2023, the average share price was below the strike price for the full fiscal year; therefore, the total 1,055,377 outstanding warrants were considered anti-dilutive.

Share-based Compensation

Compensation expense for all share-based awards is measured at fair value on the date of grant and recognized over the requisite service period. We recognize the impact of forfeitures as they occur. The fair value of share options is determined using the Black-Scholes valuation model. The fair value of RSUs is determined based on the quoted price of our ordinary shares on the date of the grant. Such value is recognized ratably as expense over the requisite service period, or on an accelerated method for awards with a performance condition. For awards that are ultimately settleable in cash, we treat them as liability awards and mark the award to market each reporting period recognizing any gain or loss in our statements of operations.

We have issued PSUs that include a service condition as well as a market or performance condition, and we calculate the fair value at grant, which is fixed throughout the vesting period. For PSUs that include a market condition, the fair value is determined using a Monte Carlo simulation valuation model and the expense recognized over the requisite service period will not be reversed if the market condition is not achieved. For PSUs that include a performance condition, compensation cost is recorded if it is probable that the performance condition will be achieved. The fair value is determined based on the quoted price of our ordinary shares on the date of the grant and our estimated attainment percentage of the related performance condition. The related expense is recognized using the accelerated expense attribution method over the requisite service period for each separately vesting portion of the award. Until the performance condition is measured, changes in the estimated attainment percentages may cause expense volatility since a cumulative expense adjustment will be recognized in the period a change occurs.

Sabbatical Leave

Compensation expense associated with a sabbatical leave, or other similar benefit arrangements, is accrued over the requisite service period during which an employee earns the benefit, net of estimated forfeitures, and is included in other liabilities on our consolidated balance sheets.

Concentrations of Credit Risk

We monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. We do not have any customers that accounted for greater than 10% of our accounts receivable as of June 30, 2024 and 2023. We do not have any customers that accounted for greater than 10% of our revenue for the years ended June 30, 2024, 2023, and 2022.

We maintain an allowance for doubtful accounts for potential credit losses based upon specific customer accounts and historical trends, and such losses to date in the aggregate have not materially exceeded our expectations.

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Lease Accounting We determine if an arrangement contains a lease at contract inception. We consider an arrangement to be a lease if it conveys the right to control an identifiable asset for a period of time. Costs for operating leases that include incentives such as payment escalations or rent abatement are recognized on a straight-line basis over the term of the lease. Additionally, inducements received are treated as a reduction of our costs over the term of the agreement. Leasehold improvements are capitalized at cost and amortized over the shorter of their expected useful life or the lease term, excluding renewal periods. Lease right-of-use ("ROU") assets and liabilities for operating and finance leases are recognized based on the present value of the future lease payments over the lease term at lease commencement date. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at the lease commencement date. Our incremental borrowing rate approximates the interest rate on a collateralized basis for the economic environments where our leased assets are located, and is established by considering the credit spread associated with our existing debt arrangements, as well as observed market rates for instruments with a similar term to that of the lease payments. ROU assets also include any lease payments made at or before the lease commencement, as well as any initial direct costs incurred. Lease incentives received from the lessor are recognized as a reduction to the ROU asset. Our initial determination of the lease term is based on the facts and circumstances that exist at lease commencement. The lease term may include the effect of options to extend or terminate the lease when it is reasonably certain that those options will be exercised. We consider these options reasonably certain to be exercised based on our assessment of economic incentives, including the fair market rent for equivalent properties under similar terms and conditions, costs of relocating, availability of comparable replacement assets, and any related disruption to operations that would be experienced by not renewing the lease. Finance leases are accounted for as an acquisition of an asset and incurrence of an obligation. Assets held under finance leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease, and amortized over the useful life of the asset. The corresponding finance lease obligation is recorded at the present value of the minimum lease payments at inception of the lease. Operating leases are included in operating lease assets and current and non-current operating lease liabilities in the consolidated balance sheets. Finance lease assets are included in property, plant, and equipment, net, and the related liabilities are included in other current liabilities and other liabilities in the consolidated balance sheets. Variable lease payments are excluded from the operating lease assets and liabilities and are recognized as expense in the period in which the obligation is incurred. Variable lease payments primarily include index-based rent escalation associated with some of our real estate leases, as well as property taxes and common area maintenance payments for most real estate leases, which are determined based on the costs incurred by the lessor. We also make variable lease payments for certain print equipment leases that are determined based on production volumes. We have subleased a small amount of our equipment and real estate lease portfolio to third parties, making us the lessor. Most of these subleases meet the criteria for operating lease classification and the related sublease income is recognized on a straight-line basis over the lease term within the consolidated statement of operations. To a lesser extent, we have leases in which we are the lessees and we classify the leases as finance leases which have been subleased under similar terms, resulting in the sublease classification as direct financing leases. For direct financing leases, we recognize a sublease receivable within prepaid expenses and other current assets and other assets in the consolidated balance sheets. 64

Recently Issued or Adopted Accounting Pronouncements Supply Chain Finance Programs In September 2022, the FASB issued Accounting Standards Update No. 2022-04 "Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations" (ASU 2022-04), which provides authoritative guidance about expanded disclosure requirements for supply chain finance programs. The new standard requires disclosure of the key terms of outstanding supply chain finance programs and a rollforward of the related amounts due to suppliers participating in these programs. The adoption of the new disclosure requirements was effective during the first quarter of fiscal year 2024, except for a rollforward of activity within supply chain finance programs, which is effective as part of our annual disclosures for fiscal year 2025. The adoption of the new standard did not have an impact on our consolidated financial statements. Refer to Note 17 for additional required disclosure. Accounting Standards to be Adopted In December 2023, the FASB issued Accounting Standards Update No. 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" (ASU 2023-09), which provides authoritative guidance about expanded annual disclosure requirements for the income tax rate reconciliation and income taxes paid by jurisdiction. The expanded disclosure requirements will be effective starting with our annual report for the fiscal year ending June 30, 2026. Early adoption is permitted, but we do not intend to early adopt this standard. In November 2023, the FASB issued Accounting Standards Update No. 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" (ASU 2023-07), which requires enhanced disclosures about significant segment expenses and introduces a reconciliation between segment revenue and segment profitability metrics. The expanded disclosure requirements will be effective starting with our annual report for the fiscal year ending June 30, 2025, as well as each interim period thereafter. Early adoption is permitted, but we do not intend to early adopt this standard. 3. Fair Value Measurements We use a three-level valuation hierarchy for measuring fair value and include detailed financial statement disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows: • Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. • Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. • Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The following tables summarize our assets and liabilities that are 65 measured at fair value on a recurring basis and are categorized using the fair value hierarchy. June 30, 2024 Total Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Assets Interest rate swap contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 18,830 $ — $ 18,830 $ — Cross-currency swap contracts . . . . . . . . . . . . . . . . . . . . . . . . . 1,043 — 1,043 — Currency forward contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,642 — 3,642 — Currency option contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 137 — 137 — Total assets recorded at fair value . . . . . . . . . . . . . . . . . . . . . . $ 23,652 $ — $ 23,652 $ — Liabilities Currency forward contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (856) $ — $ (856) $ — Currency option contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (2,180) — (2,180) — Total liabilities recorded at fair value . . . . . . . . . . . . . . . . . . . . $ (3,036) $ — $ (3,036) $ — June 30, 2023 Total Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Assets Interest rate swap contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 19,218 $ — $ 19,218 $ — Currency forward contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,301 — 2,301 — Currency option contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 990 — 990 — Total assets recorded at fair value . . . . . . . . . . . . . . . . . . . . . . $ 22,509 $ — $ 22,509 $ — Liabilities Cross-currency swap contracts . . . . . . . . . . . . . . . . . . . . . . . . $ (1,777) $ — $ (1,777) $ — Currency forward contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . (4,485) — (4,485) — Currency option contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (3,055) — (3,055) — Total liabilities recorded at fair value . . . . . . . . . . . . . . . . . . . . $ (9,317) $ — $ (9,317) $ — During the years ended June 30, 2024 and 2023, there were no significant transfers in or out of Level 1, Level 2, and Level 3 classifications. The valuations of the derivatives intended to mitigate our interest rate and currency risks are determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each instrument. This analysis utilizes observable market-based inputs, including interest rate curves, interest rate volatility, or spot and forward exchange rates, and reflects the contractual terms of these instruments, including the period to maturity. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparties' nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to appropriately reflect both our own nonperformance risk and the respective counterparties' nonperformance risk in the fair value measurement. However, as of June 30, 2024, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 in the fair value hierarchy. 66

Our held-to-maturity marketable securities are recognized at an amortized cost. The following is a summary of the net carrying amount, unrealized gains, unrealized losses, and fair value of held-to-maturity securities by type and contractual maturity as of June 30, 2024 and 2023. The fair value was determined using quoted prices for identical assets in active markets, which fall into Level 1 under the fair value hierarchy. June 30, 2024 Amortized cost Unrealized losses Fair value Due within one year or less: Corporate debt securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 1,500 $ (1) $ 1,499 U.S. government securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,000 (4) 2,996 Total held-to-maturity securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 4,500 $ (5) $ 4,495 June 30, 2023 Amortized cost Unrealized losses Fair value Due within one year or less: Commercial paper . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 15,982 $ (10) $ 15,972 Corporate debt securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16,298 (190) 16,108 U.S. government securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6,260 (69) 6,191 Total due within one year or less . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 38,540 (269) 38,271 Due between one and two years: Corporate debt securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,498 (35) 1,463 U.S. government securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,999 (66) 2,933 Total due between one and two years . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,497 (101) 4,396 Total held-to-maturity securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 43,037 $ (370) $ 42,667 As of June 30, 2024 and June 30, 2023, the carrying amounts of our cash and cash equivalents, accounts receivable, accounts payable, and other current liabilities approximated their estimated fair values. As of June 30, 2024 and June 30, 2023, the carrying value of our debt, excluding debt issuance costs and debt premiums and discounts, was $1,616,607 and $1,653,989, respectively, and the fair value was $1,617,364 and $1,604,190, respectively. Our debt at June 30, 2024 includes variable-rate debt instruments indexed to Term SOFR and Euribor that reset periodically, as well as fixed-rate debt instruments. The estimated fair value of our debt was determined using available market information based on recent trades or activity of debt instruments with substantially similar risks, terms and maturities, which fall within Level 2 under the fair value hierarchy. The estimated fair value of assets and liabilities disclosed above may not be representative of actual values that could have been or will be realized in the future. 4. Derivative Financial Instruments We use derivative financial instruments, such as interest rate swap contracts, cross-currency swap contracts, and currency forward and option contracts, to manage interest rate and foreign currency exposures. Derivatives are recorded in the consolidated balance sheets at fair value. If a derivative is designated as a cash flow hedge or net investment hedge, then the change in the fair value of the derivative is recorded in accumulated other comprehensive loss and subsequently reclassified into earnings in the period the hedged forecasted transaction affects earnings. We have designated one intercompany loan as a net investment hedge, and any unrealized currency gains and losses on the loan are recorded in accumulated other comprehensive loss. Additionally, any ineffectiveness associated with an effective and designated hedge is recognized within accumulated other comprehensive loss. The change in the fair value of derivatives not designated as hedges is recognized directly in earnings as a component of other income, net. 67

Hedges of Interest Rate Risk We enter into interest rate swap contracts to manage variability in the amount of our known or expected cash payments related to a portion of our debt. Our objective in using interest rate swaps is to add stability to interest expense and to manage our exposure to interest rate movements. We designate our interest rate swaps as cash flow hedges. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for us making fixed-rate payments over the life of the contract agreements without exchange of the underlying notional amount. Realized gains or losses from interest rate swaps are recorded in earnings as a component of interest expense, net. Amounts reported in accumulated other comprehensive loss related to interest rate swap contracts will be reclassified to interest expense, net as interest payments are accrued or made on our variable-rate debt. As of June 30, 2024, we estimate that $4,394 of income will be reclassified from accumulated other comprehensive loss to interest expense, net during the twelve months ending June 30, 2025. As of June 30, 2024, we had ten effective outstanding interest rate swap contracts that were indexed to Term or Daily SOFR. Our interest rate swap contracts have varying start and maturity dates through April 2028. Interest rate swap contracts outstanding: Notional Amounts Contracts accruing interest as of June 30, 2024 (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 215,000 Contracts with a future start date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 430,000 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 645,000 ________________________ (1) Based on contracts outstanding as of June 30, 2024, the notional value of our contracted interest rate swaps accruing interest will fluctuate between $215,000 and $380,000 through April 2028 based on layered start dates and maturities. Hedges of Currency Risk Cross-Currency Swap Contracts We execute cross-currency swap contracts designated as net investment hedges or cash flow hedges. Cross-currency swaps involve an initial receipt of the notional amount in the hedged currency in exchange for our reporting currency based on a contracted exchange rate. Subsequently, we receive fixed rate payments in our reporting currency in exchange for fixed rate payments in the hedged currency over the life of the contract. At maturity, the final exchange involves the receipt of our reporting currency in exchange for the notional amount in the hedged currency. Cross-currency swap contracts designated as net investment hedges are executed to mitigate our currency exposure of net investments in subsidiaries that have reporting currencies other than the U.S. Dollar. As of June 30, 2024, we had one outstanding cross-currency swap contract designated as a net investment hedge with a total notional amount of $264,851, maturing during June 2028. We entered into the cross-currency swap contract to hedge the risk of changes in the U.S. Dollar equivalent value of a portion of our net investment in a consolidated subsidiary that has the Euro as its functional currency. Amounts reported in accumulated other comprehensive loss are recognized as a component of our cumulative translation adjustment. Cross-currency swap contracts designated as cash flow hedges are executed to mitigate our currency exposure to the interest receipts as well as the principal remeasurement and repayment associated with certain intercompany loans denominated in a currency other than our reporting currency, the U.S. dollar. We did not have any outstanding cross-currency swap contracts designated as cash flow hedges as of June 30, 2024. Other Currency Hedges We execute currency forward and option contracts in order to mitigate our exposure to fluctuations in various currencies against our reporting currency, the U.S. dollar. These contracts or intercompany loans may be designated as hedges to mitigate the risk of changes in the U.S. dollar equivalent value of a portion of our net investment in consolidated subsidiaries that have the Euro as their functional currency. Amounts reported in accumulated other comprehensive loss are recognized as a component of our cumulative translation adjustment. As of June 30, 2024, we have one intercompany loan designated as a net investment hedge with a total notional amount of $49,723 that matures in May 2028. 68

We have elected to not apply hedge accounting for all other currency forward and option contracts. During the years ended June 30, 2024, 2023, and 2022, we experienced volatility within other income, net, in our consolidated statements of operations from unrealized gains and losses on the mark-to-market of outstanding currency forward and option contracts. We expect this volatility to continue in future periods for contracts for which we do not apply hedge accounting. Additionally, since our hedging objectives may be targeted at non-GAAP financial metrics that exclude non-cash items such as depreciation and amortization, we may experience increased, not decreased, volatility in our GAAP results as a result of our currency hedging program. In most cases, we enter into these currency derivative contracts, for which we do not apply hedge accounting, in order to address the risk for certain currencies where we have a net exposure to adjusted EBITDA, a non-GAAP financial metric. Adjusted EBITDA exposures are our focus for the majority of our mark-to-market currency forward and option contracts because a similar metric is referenced within the debt covenants of our amended and restated senior secured credit agreement (refer to Note 10 for additional information about this agreement). Our most significant net currency exposures by volume are the Euro and the British Pound (GBP). Our adjusted EBITDA hedging approach results in addressing nearly all of our forecasted Euro and GBP net exposures for the upcoming twelve months, with a declining hedged percentage out to twenty-four months. For certain other currencies with a smaller net impact, we hedge nearly all of our forecasted net exposures for the upcoming six months, with a declining hedge percentage out to fifteen months. As of June 30, 2024, we had the following outstanding currency derivative contracts that were not designated for hedge accounting and were primarily used to hedge fluctuations in the U.S. dollar value of forecasted transactions or balances denominated in Australian Dollar, Canadian Dollar, Czech Koruna, Danish Krone, Euro, GBP, Indian Rupee, Mexican Peso, New Zealand Dollar, Norwegian Krone, Philippine Peso, Swiss Franc and Swedish Krona: Notional Amount Effective Date Maturity Date Number of Instruments Index $807,143 September 2022 through June 2024 Various dates through June 2026 682 Various Financial Instrument Presentation The table below presents the fair value of our derivative financial instruments as well as their classification on the balance sheet as of June 30, 2024 and June 30, 2023. Our derivative asset and liability balances fluctuate with interest rate and currency exchange rate volatility. 69

June 30, 2024 Asset Derivatives Liability Derivatives Balance Sheet line item Gross amounts of recognized assets Gross amount offset in Consolidated Balance Sheet Net amount Balance Sheet line item Gross amounts of recognized liabilities Gross amount offset in Consolidated Balance Sheet Net amount Derivatives in cash flow hedging relationships Interest rate swaps . . . . . Other current assets / other assets $ 18,830 $ — $ 18,830 Other current liabilities / other liabilities $ — $ — $ — Derivatives in net investment hedging relationships Cross-currency swaps . . Other assets 1,043 — 1,043 Other liabilities — — — Total derivatives designated as hedging instruments . . . . . . . . . . . $ 19,873 $ — $ 19,873 $ — $ — $ — Derivatives not designated as hedging instruments Currency forward contracts . . . . . . . . . . . . . Other current assets / other assets $ 5,549 $ (1,907) $ 3,642 Other current liabilities / other liabilities $ (1,084) $ 228 $ (856) Currency option contracts . . . . . . . . . . . . . Other current assets / other assets 212 (75) 137 Other current liabilities / other liabilities (2,351) 171 (2,180) Total derivatives not designated as hedging instruments . . . . . . . . . . . $ 5,761 $ (1,982) $ 3,779 $ (3,435) $ 399 $ (3,036) 70

June 30, 2023 Asset Derivatives Liability Derivatives Balance Sheet line item Gross amounts of recognized assets Gross amount offset in Consolidated Balance Sheet Net amount Balance Sheet line item Gross amounts of recognized liabilities Gross amount offset in Consolidated Balance Sheet Net amount Derivatives designated as hedging instruments Derivatives in cash flow hedging relationships Interest rate swaps . . . . . Other assets $ 19,341 $ (123) $ 19,218 Other liabilities $ — $ — $ — Cross-currency swaps . . Other assets — — — Other current liabilities (1,777) — (1,777) Total derivatives designated as hedging instruments . . . . . . . . . . . $ 19,341 $ (123) $ 19,218 $ (1,777) $ — $ (1,777) Derivatives not designated as hedging instruments Currency forward contracts . . . . . . . . . . . . . Other current assets / other assets $ 2,873 $ (572) $ 2,301 Other current liabilities / other liabilities $ (6,074) $ 1,589 $ (4,485) Currency option contracts . . . . . . . . . . . . . Other current assets / other assets 990 — 990 Other current liabilities / other liabilities (3,055) — (3,055) Total derivatives not designated as hedging instruments . . . . . . . . . . . $ 3,863 $ (572) $ 3,291 $ (9,129) $ 1,589 $ (7,540) The following table presents the effect of our derivative financial instruments designated as hedging instruments and their classification within comprehensive loss, net of tax, for the years ended June 30, 2024, 2023, and 2022. Year Ended June 30, 2024 2023 2022 Derivatives in cash flow hedging relationships Interest rate swaps . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 5,528 $ 11,151 $ 25,511 Cross-currency swaps . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,559 (1,160) (22,698) Derivatives in net investment hedging relationships Intercompany loan (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15,754 (8,384) 49,225 Currency forward contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (1,080) — 13,622 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 21,761 $ 1,607 $ 65,660 ________________________ (1) During fiscal year 2024, we identified an immaterial error related to the previously recognized tax effect of this intercompany loan that is designated as a net investment hedge. This was corrected in the current period resulting in an increase to foreign currency translation gains (losses), net of hedges included as part of comprehensive income (loss) and an offsetting decrease to the related deferred tax liability of $12,702. This adjustment was immaterial to the prior- and current-period financial statements. 71

The following table presents reclassifications out of accumulated other comprehensive loss for the years ended June 30, 2024, 2023, and 2022. Amount of Net Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income Affected line item in the Statement of Operations Year Ended June 30, 2024 2023 2022 Derivatives in cash flow hedging relationships Interest rate swaps . . . . . . . . . . . . . . . . . . . $ (7,730) $ (4,851) $ 9,998 Interest expense, net Cross-currency swaps . . . . . . . . . . . . . . . . (2,617) 903 18,286 Other income, net Total before income tax . . . . . . . . . . . . . . . (10,347) (3,948) 28,284 Income (loss) before income taxes Income tax . . . . . . . . . . . . . . . . . . . . . . . . . . 1,752 1,075 (2,087) Income tax (benefit) expense Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (8,595) $ (2,873) $ 26,197 The following table presents the adjustment to fair value recorded within the consolidated statements of operations for the years ended June 30, 2024, 2023, and 2022 for derivative instruments for which we did not elect hedge accounting. Amount of Gain (Loss) Recognized in Net Income (Loss) Affected line item in the Statement of Operations Year Ended June 30, 2024 2023 2022 Currency contracts . . . . . . . . . . . . . . . . . . . $ 3,915 $ 3,311 $ 51,784 Other income, net Interest rate swaps . . . . . . . . . . . . . . . . . . . — — 6,364 Other income, net Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 3,915 $ 3,311 $ 58,148 72

5. Accumulated Other Comprehensive Loss

The following table presents a roll forward of amounts recognized in accumulated other comprehensive loss by component, net of tax of $(10,985), $4,013, and $16,722 for the years ended June 30, 2024, 2023, and 2022, respectively.

	Gains on cash flow hedges (1)	Gains (losses) on pension benefit obligation	Translation adjustments, net of hedges (2)	Total
Balance as of June 30, 2021	$ (23,831)	$ (1,735)	$ (45,916)	$ (71,482)
Other comprehensive income (loss) before reclassifications	2,813	1,649	(6,305)	(1,843)
Amounts reclassified from accumulated other comprehensive loss to net loss	26,197	—	—	26,197
Net current period other comprehensive income (loss)	29,010	1,649	(6,305)	24,354
Balance as of June 30, 2022	5,179	(86)	(52,221)	(47,128)
Other comprehensive income (loss) before reclassifications	9,991	(106)	5,220	15,105
Amounts reclassified from accumulated other comprehensive loss to net loss	(2,873)	(164)	—	(3,037)
Net current period other comprehensive income (loss)	7,118	(270)	5,220	12,068
Balance as of June 30, 2023	12,297	(356)	(47,001)	(35,060)
Other comprehensive income (loss) before reclassifications	7,087	(350)	6,554	13,291
Amounts reclassified from accumulated other comprehensive loss to net income	(8,595)	—	—	(8,595)
Net current period other comprehensive (loss) income	(1,508)	(350)	6,554	4,696
Balance as of June 30, 2024	$ 10,789	$ (706)	$ (40,447)	$ (30,364)

(1) (Losses) gains on cash flow hedges include our interest rate swap and cross-currency swap contracts designated in cash flow hedging relationships.

(2) As of June 30, 2024 and 2023, the translation adjustment is inclusive of both realized and unrealized effects of our net investment hedges. Gains on currency forward and swap contracts, net of tax, of $15,042 and $15,079 have been included in accumulated other comprehensive loss as of June 30, 2024 and 2023, respectively. Intercompany loan hedge gains of $48,270 and $44,229, net of tax, have been included in accumulated other comprehensive loss as of June 30, 2024 and 2023, respectively.

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6. Property, Plant and Equipment, Net

Property, plant, and equipment, net consists of the following:

	Estimated useful lives	June 30, 2024	June 30, 2023
Land improvements	10 years	$ 3,670	$ 4,903
Building and building improvements	10 - 30 years	154,800	175,393
Machinery and production equipment	4 - 10 years	405,581	389,523
Machinery and production equipment under finance lease	4 - 10 years	56,356	67,131
Computer software and equipment	3 - 5 years	92,865	95,586
Furniture, fixtures and office equipment	5 - 7 years	33,694	36,046
Leasehold improvements	Shorter of lease term or expected life of the asset	51,159	52,092
Construction in progress		15,964	14,988
		814,089	835,662
Less accumulated depreciation, inclusive of assets under finance lease		(569,857)	(573,281)
		244,232	262,381
Land		20,945	25,193
Property, plant, and equipment, net		$ 265,177	$ 287,574

Depreciation expense, inclusive of assets under finance leases, totaled $59,373, $59,841, and $67,513 for the years ended June 30, 2024, 2023, and 2022, respectively.

7. Business Combinations

There were no material acquisitions during the years ended June 30, 2024 and 2023.

Fiscal Year 2022 Acquisitions

On October 1, 2021, we acquired Depositphotos Inc. and its subsidiaries ("Depositphotos"), a global creative platform for digital design. We acquired all outstanding shares of the company for a purchase price of $84,900, which included a post-closing adjustment based on acquired cash, debt, and working capital as of the closing date. We paid $76,119 in cash at closing, and the remaining purchase consideration, including the post-closing adjustment but net of any indemnifiable losses recoverable against the deferred amount. The deferred payments were made in two installments, including the payment of $609 during fiscal year 2022 and a final deferred payment of $6,875 that was made during fiscal year 2023.

The table below details the consideration transferred to acquire Depositphotos:

Cash consideration (paid at closing)	$ 76,119
Deferred payment	8,781
Total purchase price	$ 84,900

We recognized the assets and liabilities on the basis of their fair values at the date of the acquisition with any excess of the purchase price paid over the fair value of the net assets recorded as goodwill, which is primarily attributable to the synergies that we expect to achieve through the acquisition. The goodwill balance has been attributed to the Vista reporting unit and none of the goodwill balance is deductible for tax purposes. Additionally, we identified and valued Depositphotos intangible assets, which include its trade name, customer relationships, owned content, and developed technology.

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The fair value of the assets acquired and liabilities assumed was:

	Amount	Weighted Average Useful Life in Years
Tangible assets acquired and liabilities assumed:		
Cash and cash equivalents	$ 7,173	n/a
Accounts receivable, net	329	n/a
Prepaid expenses and other current assets	448	n/a
Property, plant and equipment, net	611	n/a
Operating lease assets, net	383	n/a
Other assets	324	n/a
Accounts payable	(843)	n/a
Accrued expenses	(5,009)	n/a
Deferred revenue	(10,999)	n/a
Operating lease liabilities, current	(152)	n/a
Deferred tax liabilities	(4,402)	n/a
Operating lease liabilities, non-current	(231)	n/a
Identifiable intangible assets:		
Customer relationships	11,600	4 years
Trade name	2,500	10 years
Developed technology	2,300	2 years
Owned content	7,700	10 years
Goodwill	73,168	n/a
Total purchase price	$ 84,900	n/a

Depositphotos has been included in our consolidated financial statements starting on its acquisition date. The revenue and earnings of Depositphotos included in our consolidated financial statements for the year ended June 30, 2022 are not material, and therefore no proforma financial information is presented. We used our cash on hand to fund the acquisition. In connection with the acquisition, we incurred $887 in general and administrative expenses, as part of our central and corporate costs during the year ended June 30, 2022, primarily related to legal, financial, and other professional services.

8. Goodwill

The carrying amount of goodwill by reportable segment as of June 30, 2024 and 2023 was as follows:

	Vista	PrintBrothers	The Print Group	All Other Businesses	Total
Balance as of June 30, 2022	$ 291,498	$ 130,828	$ 143,969	$ 200,305	$ 766,600
Acquisitions (1)	—	4,724	—	—	4,724
Impairment (2)	—	—	—	(5,609)	(5,609)
Adjustments	—	—	—	225	225
Effect of currency translation adjustments (3)	4,233	5,540	5,828	—	15,601
Balance as of June 30, 2023	295,731	141,092	149,797	194,921	781,541
Acquisitions (1)	—	2,701	—	—	2,701
Adjustments (4)	—	7,319	—	—	7,319
Effect of currency translation adjustments (3)	(446)	(1,868)	(2,109)	—	(4,423)
Balance as of June 30, 2024	$ 295,285	$ 149,244	$ 147,688	$ 194,921	$ 787,138

(1) In fiscal years 2024 and 2023, we acquired two immaterial businesses that are included in our PrintBrothers reportable segment, which resulted in the recognition of goodwill of $$2,701 and $4,724, respectively.

(2) During fiscal year 2023, we recorded an impairment charge of $5,609, related to one of our small reporting units acquired in fiscal year 2021 that is part of our All Other Businesses reportable segment.

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(3) Related to goodwill held by subsidiaries whose functional currency is not the U.S. dollar.

(4) During fiscal year 2024, we identified an immaterial error in the initial purchase accounting related to the noncontrolling interest of a previously acquired business. This was corrected in the current period resulting in an increase to goodwill and noncontrolling interest of $7,319. This adjustment was immaterial to the prior- and current-period financial statements. Refer to Note 14 for additional information.

Annual Impairment Review

Fiscal year 2024

Our goodwill accounting policy establishes an annual goodwill impairment test date of May 31. We identified eight reporting units with goodwill individually. We considered the timing of our most recent fair value assessments, associated headroom, actual operating results as compared to the forecasts used to assess fair value, the current long-term forecasts for each reporting unit, and the general economic environment of each reporting unit. After performing this qualitative assessment, we determined that there was no indication the carrying values for six of these reporting units exceeded their respective fair values.

For each of the two remaining reporting units, we performed a quantitative goodwill impairment test that compared the estimated fair value to carrying value. We used the income approach, specifically the discounted cash flow method, to derive the fair value. This approach calculates fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. We selected this method as being the most meaningful in preparing our goodwill assessment as we believe the income approach most appropriately measures our income-producing assets. We considered using the market approach, but concluded it was not appropriate in valuing these particular reporting units given the lack of relevant market comparisons available. The cash flow projections in the fair value analysis are considered Level 3 inputs, and consist of management's estimates of revenue growth rates and operating margins, taking into consideration historical results, as well as industry and market conditions. The discount rate used in the fair value analysis is based on a weighted average cost of capital ("WACC"), which represents the average rate a business must pay its providers of debt and equity, plus a risk premium. As required, prior to performing the quantitative goodwill impairment test for the two reporting units mentioned above, we first evaluated the recoverability of long-lived assets and concluded that no impairment of long-lived assets existed.

The quantitative tests were performed for Exaprint, which is part of The Print Group reportable segment, and BuildASign, which is included in the All Other Businesses reportable segment. For both reporting units, we concluded that sufficient headroom between the estimated fair value and carrying value existed and that no goodwill impairment was identified. There were no events that caused us to update our annual impairment test.

Fiscal year 2023

For our annual goodwill impairment test date of May 31, 2023, we determined that there was no indication the carrying values for nine of our ten reporting units exceeded their respective fair values. For the one remaining reporting unit, which is included in our All Other Businesses reportable segment, we concluded that an impairment existed, driven in part by recent declines in revenue growth rates and lower near-term cash flow forecasts. We recognized an impairment charge of $5,609, using a WACC of 17.0%, resulting in a post-impairment goodwill balance of $8,824 at June 30, 2023.

Acquired Intangible Assets

	June 30, 2024			June 30, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade name	$ 141,364	$ (82,482)	$ 58,882	$ 147,096	$ (77,501)	$ 69,595
Developed technology	94,038	(89,787)	4,251	97,316	(87,872)	9,444
Customer relationships	187,343	(183,718)	3,625	199,932	(183,879)	16,053
Customer network and other	24,215	(15,940)	8,275	24,368	(14,470)	9,898
Print network	23,573	(22,046)	1,527	23,909	(19,703)	4,206
Total intangible assets	$ 470,533	$ (393,973)	$ 76,560	$ 492,621	$ (383,425)	$ 109,196

Acquired intangible assets amortization expense for the years ended June 30, 2024, 2023, and 2022 was $31,443, $46,854, and $54,497 respectively. Estimated intangible assets amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

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2025 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 19,017 2026 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12,294 2027 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10,807 2028 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8,685 2029 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6,800 Thereafter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18,957 $ 76,560 9. Other Balance Sheet Components Accrued expenses included the following: June 30, 2024 June 30, 2023 Compensation costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 80,844 $ 74,879 Income and indirect taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46,499 53,266 Advertising costs (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23,524 16,548 Third party manufacturing and digital content costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17,608 17,380 Shipping costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10,088 11,146 Variable compensation incentives . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9,263 9,413 Sales returns . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,181 6,441 Interest payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,658 2,847 Professional fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,596 2,743 Restructuring costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 370 7,567 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46,300 54,879 Total accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 245,931 $ 257,109 ______________________ (1) The increase in advertising accrued expenses is due in part to the timing of invoice receipts that has resulted in higher accruals at June 30, 2024 as compared to accounts payable at June 30, 2023. Other current liabilities included the following: June 30, 2024 June 30, 2023 Current portion of finance lease obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 8,323 $ 9,938 Short-term derivative liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,833 9,865 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (20) 4,666 Total other current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 13,136 $ 24,469 Other liabilities included the following: June 30, 2024 June 30, 2023 Long-term finance lease obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 28,037 $ 29,822 Long-term compensation incentives . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17,127 22,286 Mandatorily redeemable noncontrolling interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9,608 12,018 Long-term derivative liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 584 1,737 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20,949 24,195 Total other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 76,305 $ 90,058 77

10. Debt

	June 30, 2024	June 30, 2023
7.0% Senior Notes due 2026	$ 522,135	$ 548,300
Senior secured credit facility	1,084,627	1,098,613
Other	9,845	7,076
Debt issuance costs and discounts, net of debt premiums	(12,312)	(16,033)
Total debt outstanding, net	1,604,295	1,637,956
Less: short-term debt (1)	12,488	10,713
Long-term debt	$ 1,591,807	$ 1,627,243

(1) Balances as of June 30, 2024 and June 30, 2023 are inclusive of short-term debt issuance costs, debt premiums and discounts of $3,492 and $3,526, respectively.

Our various debt arrangements described below contain customary representations, warranties, and events of default. As of June 30, 2024, we were in compliance with all covenants in our debt contracts, including those under our Restated Credit Agreement and the indenture governing our 2026 Notes.

Senior Secured Credit Facility

On May 15, 2024, we amended our Restated Credit Agreement to refinance our Term Loan B, which consists of a tranche denominated in U.S. dollars ("USD Tranche") and a tranche denominated in Euros ("Euro Tranche"). The amendment refinanced the entire USD Tranche and the majority of the Euro Tranche as follows:

- reduced the interest rate margin of the USD Tranche by 50 basis points, from Term SOFR plus 3.50% to Term SOFR plus 3.00%, and eliminated the credit spread adjustment for the USD Tranche, which was previously approximately 11 basis points, and

- increased the size of the new USD Tranche by $264,361, the proceeds of which were used to prepay €245,346 of the aggregate principal amount of the Euro Tranche.

After these changes, our Term Loan B consists of a USD Tranche with an aggregate principal amount of $1,037,498 and a Euro Tranche with an aggregate principal amount of €46,404. No other material changes were made to the terms of the Term Loan B or the Restated Credit Agreement, and the maturity date of the Term Loan B is still May 17, 2028. As a result of this refinancing transaction, we recognized a loss on extinguishment of debt amounting to $2,387, which consisted of a $2,236 non-cash write-off of unamortized debt discount and deferred financing fees associated with prepaying the Euro Tranche as well as an immaterial amount of third-party legal fees that were associated with the modification of our debt and were expensed as incurred.

Our Restated Credit Agreement consists of the following as of June 30, 2024:

- a $1,034,904 USD Tranche that bears interest at Term SOFR (with a Term SOFR rate floor of 0.50%) plus 3.00%,
- a €46,404 (U.S. dollar equivalent of $49,723) Euro Tranche that currently bears interest at EURIBOR (with a EURIBOR floor of 0%) plus 3.50%, and
- a $250,000 senior secured revolving credit facility with a maturity date of May 17, 2026 (the “Revolving Credit Facility”), with no outstanding borrowings for any periods presented.
    - Borrowings under the Revolving Credit Facility bear interest at Term SOFR plus the Term SOFR Adjustment as defined by our Restated Credit Agreement (with an Adjusted Term SOFR rate floor of 0%) plus 2.50% to 3.00% depending on the Company’s First Lien Leverage Ratio, a net leverage calculation, as defined in the Restated Credit Agreement.

The Restated Credit Agreement contains covenants that restrict or limit certain activities and transactions by Cimpress and our subsidiaries, including, but not limited to, the incurrence of additional indebtedness and liens; certain fundamental organizational changes; asset sales; certain intercompany activities; and certain investments and restricted payments, including purchases of Cimpress plc’s ordinary shares and payment of dividends. In addition, if any loans made under the Revolving Credit Facility are outstanding on the last day of any fiscal quarter,

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then we are subject to a financial maintenance covenant that the First Lien Leverage Ratio calculated as of the last day of such quarter does not exceed 3.25 to 1.00. As of June 30, 2024, the weighted-average interest rate on outstanding borrowings under the Restated Credit Agreement was 7.77%, inclusive of interest rate swap rates. We are also required to pay a commitment fee for our Revolving Credit Facility on unused balances of 0.35% to 0.45% depending on our First Lien Leverage Ratio. We have pledged the assets and/or share capital of a number of our subsidiaries as collateral for our debt. Senior Unsecured Notes As of June 30, 2024, we have $522,135 in aggregate principal outstanding of our 2026 Notes, which are unsecured. We can redeem some or all of the 2026 Notes at the redemption prices specified in the indenture that governs the 2026 Notes, plus accrued and unpaid interest to, but not including, the redemption date. During the year ended June 30, 2024, we purchased an aggregate principal amount of $26,165 for a purchase price of $24,471, as well as the related settlement of unpaid interest, and we recognized gains on the extinguishment of debt of $1,721. Other Debt Other debt consists primarily of term loans acquired through our various acquisitions or used to fund certain capital investments. As of June 30, 2024 and June 30, 2023, we had $9,845 and $7,076, respectively, outstanding for those obligations that are payable through September 2027. 11. Shareholders' Deficit Warrants In conjunction with our issuance of our 12% Senior Secured Notes due 2025 in fiscal year 2020, which we subsequently redeemed in fiscal year 2021, we also issued 7-year warrants to purchase 1,055,377 ordinary shares of Cimpress, representing approximately 3.875% of our outstanding diluted ordinary shares at the time of issuance. The warrants, which currently remain outstanding, are accounted for as equity, as they are redeemable only in our own shares, with an exercise price of $60 per share. The warrants may be exercised by cash payment or through cashless exercise by the surrender of warrant shares having a value equal to the exercise price of the portion of the warrant being exercised. The fair value used for the warrants in this allocation was calculated using the Monte Carlo valuation model. The valuation of the notes and warrants resulted in a carrying value allocated to the warrants of $22,432, which, in addition to be being accounted for as an equity instrument recorded in additional paid in capital, was included as a discount to the 12% Senior Secured Notes. Share-based awards On November 25, 2020, our shareholders approved our 2020 Equity Incentive Plan, or the 2020 Plan. Upon approval, we ceased granting any new awards under any of our prior equity plans that had shares available for future grant, consisting of our 2016 Performance Equity Plan, 2011 Equity Incentive Plan, and 2005 Non-Employee Directors' Share Option Plan, and we now grant all equity awards under the 2020 Plan. The maximum number of ordinary shares to be issued under the 2020 Plan is 5,500,000 plus an additional number of ordinary shares equal to the number of PSUs currently outstanding under the 2016 Performance Equity Plan that expire, terminate or are otherwise surrendered, canceled, or forfeited. The 2020 Plan allows us to grant share options, share appreciation rights, restricted shares, restricted share units, other share-based awards, and dividend equivalent rights to our employees, officers, non-employee directors, consultants, and advisors. Our 2016 Performance Equity Plan previously allowed us to grant PSUs to our employees, officers, non- employee directors, consultants, and advisors. The 2011 Equity Incentive Plan previously allowed us to grant share options, share appreciation rights, restricted shares, restricted share units and other awards based on our ordinary shares to our employees, officers, non-employee directors, consultants, and advisors. Our 2005 Non-Employee Directors’ Share Option Plan previously allowed us to grant share options to our non-employee directors upon initial appointment as a director and annually thereafter in connection with our annual general meeting of shareholders if they continued to serve as a director at such time. 79

As of June 30, 2024, 1,090,723 ordinary shares were available for future awards under our 2020 Plan. For PSUs, we assumed that we would issue the maximum potential ordinary shares based on the terms described below.

Performance share units

During the current fiscal year, we issued PSUs (the "2024 PSUs") as part of our long-term incentive program. The 2024 PSUs include both a service and performance condition. The performance condition for these awards is based on one-year financial targets for fiscal year 2024 revenue, adjusted EBITDA, and unlevered free cash flow. Actual shares issued for each grant will range from 0% to 160% of the number of 2024 PSUs granted based on the attainment of the performance condition. The final measurement of the performance condition will occur during the first quarter of fiscal year 2025.

For all other outstanding PSUs, these awards entitle the recipient to receive Cimpress ordinary shares between 0% and 250% of the number of units, based upon service vesting requirements and the achievement of a compounded annual growth rate target based on Cimpress' three-year moving average share price. PSU awards with a grant date prior to fiscal year 2020 and PSU awards granted before fiscal year 2024 to our Chief Executive Officer and Board of Directors are assessed annually in years 6 - 10 following the grant date and awards with a grant date in or after fiscal year 2020 and before fiscal year 2024 (other than to the CEO and Board) will be assessed annually in years 4 - 8 following the grant date.

A summary of our PSU activity and related information for the fiscal year ended June 30, 2024 is as follows:

	PSUs	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value
Outstanding at the beginning of the period	1,401,744	$124.46	
Granted	544,120	70.21	
Vested and distributed	—	—	
Forfeited	(11,011)	76.03	
Outstanding at the end of the period	1,934,853	$109.48	$ 169,512

The weighted average fair value of PSUs granted during the fiscal years ended June 30, 2024, 2023, and 2022 was $70.21, $17.61, and $110.28, respectively. The total intrinsic value of PSUs outstanding as of June 30 2024, 2023, and 2022 was $169,512, $83,376, and $52,875, respectively. The total intrinsic value of PSUs assumes that the performance condition is met at target; however, it is possible that a portion or all of these PSUs granted before fiscal year 2024 will not achieve the associated performance condition. As of June 30, 2024, the number of shares subject to PSUs included in the table above assumes the issuance of one share for each PSU, but based on actual performance that amount delivered can range from zero shares to a maximum of 4,356,251 shares.

Restricted share units

The fair value of an RSU award is equal to the fair market value of our ordinary shares on the date of grant and the expense is recognized on a straight-line basis over the requisite service period. RSUs generally vest over 4 years.

A summary of our RSU activity and related information for the fiscal year ended June 30, 2024 is as follows:

	RSUs	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value
Unvested at the beginning of the period	1,470,293	$ 59.27	
Granted	344,268	71.42	
Vested and distributed	(629,381)	60.11	
Forfeited	(81,467)	59.11	
Unvested at the end of the period	1,103,713	$ 62.59	$ 96,696

80

The weighted average fair value of RSUs granted during the fiscal years ended June 30, 2024, 2023, and 2022 was $71.42, $44.25, and $80.26, respectively. The total intrinsic value of RSUs vested during the fiscal years ended June 30, 2024, 2023, and 2022 was $47,661, $13,544, and $10,123, respectively. Share options We have granted options to purchase ordinary shares at prices that are at least equal to the fair market value of the shares on the date the option is granted and that generally vest over 4 years with a contractual term of ten years. The fair value of each option award subject only to service period vesting is estimated on the date of grant using the Black-Scholes option pricing model. Use of a valuation model requires management to make certain assumptions with respect to inputs. The expected volatility assumption is based upon historical volatility of our share price. The expected term assumption is based on the contractual and vesting term of the option and historical experience. The risk-free interest rate is based on the U.S. Treasury yield curve with a maturity equal to the expected life assumed at the grant date. We value share options with a market condition using a lattice model with compensation expense recorded on an accelerated basis over the requisite service period. We did not grant any share options in fiscal years 2024 or 2022. Weighted-average values used for option awards in fiscal year 2023 were as follows: Year Ended June 30, 2023 Risk-free interest rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.06 % Expected dividend yield . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — % Expected term (years) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.01 Expected volatility . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 61.99 % Weighted average fair value of options granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 22.83 A summary of our share option activity and related information for the year ended June 30, 2024 is as follows: Shares Pursuant to Options Weighted- Average Exercise Price Weighted- Average Remaining Contractual Term (years) Aggregate Intrinsic Value Outstanding at the beginning of the period . . . . . . . . . . . . . . . . . . 387,447 $ 46.37 9.0 $ 5,189 Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — Exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (45,500) 46.20 Forfeited/expired . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (3,354) 46.20 Outstanding at the end of the period . . . . . . . . . . . . . . . . . . . . . . . 338,593 46.39 7.3 $ 13,956 Exercisable at the end of the period . . . . . . . . . . . . . . . . . . . . . . . . 148,393 $ 47.17 7.0 $ 6,002 The intrinsic value in the table above represents the total pre-tax amount, net of exercise price, which would have been received if all option holders exercised in-the-money options on June 30, 2024. The total intrinsic value of options exercised during the fiscal years ended June 30, 2024 and 2023 was $1,816 and $41, respectively, while no options were exercised during the fiscal year ended June 30, 2022. Share-based compensation Total share-based compensation costs were $65,584, $42,122, and $49,766 for the years ended June 30, 2024, 2023, and 2022, respectively, and we recognize the impact of forfeitures as they occur. Share-based compensation costs capitalized as part of software and website development costs were $3,160, $1,879, and $1,221 for the years ended June 30, 2024, 2023, and 2022, respectively. As of June 30, 2024, there was $84,653 of total unrecognized compensation cost related to non-vested, share-based compensation arrangements. This cost is expected to be recognized over a weighted average period of 1.9 years. 81

Purchase and retirement of ordinary shares During the year ended June 30, 2024, we repurchased 1,723,393 of our ordinary shares for $156,982. The shares were immediately retired after repurchase and therefore have been classified as authorized and unissued shares as of June 30, 2024. The retirement of the repurchased ordinary shares resulted in the reduction in ordinary shares of $19, as well as a reduction to additional paid in capital and retained earnings of $21,890 and $135,073, respectively. 12. Employees' Savings Plans Defined contribution plans We maintain certain government-mandated and defined contribution plans throughout the world. Our most significant defined contribution retirement plans are in the U.S. and comply with Section 401(k) of the Internal Revenue Code. We offer eligible employees in the U.S. the opportunity to participate in one of these plans and match most employees' eligible contributions at various rates subject to service vesting as specified in each of the related plan documents. We expensed $17,100, $16,061, and $16,157 for our government-mandated and defined contribution plans in the years ended June 30 2024, 2023, and 2022, respectively. Defined benefit plan We currently have a defined benefit plan that covers substantially all of our employees in Switzerland. Our Swiss plan is a government-mandated retirement fund with benefits generally earned based on years of service and compensation during active employment; however, the level of benefits varies within the plan. Eligibility is determined in accordance with local statutory requirements. Under this plan, both we and certain employees with annual earnings in excess of government determined amounts are required to make contributions into a fund managed by an independent investment fiduciary. Employer contributions must be in an amount at least equal to the employee’s contribution. Minimum employee contributions are based on the respective employee’s age, salary, and gender. As of June 30, 2024 and 2023, the plan had an unfunded net pension obligation of approximately $1,426 and $1,134, respectively, and plan assets, which totaled approximately $5,800 and $5,497, respectively. For the years ended June 30 2024, 2023, and 2022 we recognized expense totaling $438, $282, and $537, respectively, related to our Swiss plan. 13. Income Taxes The following is a summary of our income (loss) before income taxes by geography: Year Ended June 30, 2024 2023 2022 U.S. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (23,708) $ (35,508) $ (7,299) Non-U.S. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 152,154 5,286 16,630 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 128,446 $ (30,222) $ 9,331 82

The components of the (benefit) provision for income taxes are as follows:

	Year Ended June 30, 2024	2023	2022
Current:			
U.S. Federal	$ (307)	$ 1,634	$ 526
U.S. State	670	769	568
Non-U.S.	42,458	39,792	36,932
Total current	42,821	42,195	38,026
Deferred:			
U.S. Federal	825	3,522	(3,566)
U.S. State	(4)	465	12
Non-U.S.	(93,004)	109,311	25,429
Total deferred	(92,183)	113,298	21,875
Total	$ (49,362)	$ 155,493	$ 59,901

The following is a reconciliation of the standard U.S. federal statutory tax rate and our effective tax rate:

	Year Ended June 30, 2024	2023	2022
U.S. federal statutory income tax rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal effect	(1.1)	3.7	(11.1)
Tax rate differential on non-U.S. earnings	5.9	(52.5)	97.1
Change in valuation allowance	(47.9)	(457.2)	363.7
Nondeductible interest expense	5.6	(30.2)	52.7
Change in entity status	—	4.0	—
Compensation related items	0.6	(13.7)	21.9
Goodwill impairment	—	(4.1)	—
Irish foreign tax credit	(24.8)	21.4	(46.8)
Tax on repatriated earnings	6.1	(15.0)	39.2
Gain on the extinguishment of debt	(0.2)	2.8	—
Notional interest deduction (Italy)	(0.6)	2.6	(8.8)
Patent box (Italy)	(0.3)	(1.5)	(12.0)
Tax credits and incentives	(3.1)	24.1	(23.7)
Non-U.S. tax rate changes	(0.1)	(1.1)	57.6
Irish tax restructuring	—	—	(13.4)
U.S. global intangible low-taxed income (GILTI)	0.1	—	10.2
U.S. foreign-derived intangible income (FDII)	(1.0)	2.7	(6.8)
U.S. base erosion and anti-abuse tax (BEAT)	0.1	(2.1)	—
Net tax benefit on intellectual property transfer	—	1.0	(10.4)
Tax loss carryforward expirations	0.4	(5.1)	4.8
Business and withholding taxes	0.9	(1.2)	5.1
Uncertain tax positions	0.1	(10.5)	35.9
Other non-deductible expenses	1.4	(6.0)	7.1
Tax on unremitted earnings	0.6	(1.6)	0.1
Changes to derivative instruments	(2.1)	3.1	73.5
Other	—	0.9	(14.9)
Effective income tax rate	(38.4)%	(514.5)%	642.0 %

83

For the year ended June 30, 2024, our effective tax rate was below our U.S. federal statutory tax rate primarily due to the partial release of the valuation allowance on Swiss deferred tax assets of $105,765 related to Swiss tax reform benefits recognized in fiscal year 2020 and Swiss tax loss carryforwards. After considering all available evidence, including the recent history of strong earnings from core operations in Switzerland and the expectation of future taxable income, management concluded it is more likely than not that the recognized deferred tax assets are realizable and reduced the valuation allowance accordingly. In addition, we had non-deductible interest expense and losses in certain jurisdictions for which we cannot recognize a tax benefit. The jurisdictions that have the most significant impact to our non-U.S. tax provision include Canada, Germany, India, Ireland, Italy, the Netherlands, Spain, and Switzerland. The applicable tax rates in these jurisdictions range from 11% to 30%. The total tax rate impact from operating in non-U.S. jurisdictions is included in the line “Tax rate differential on non-U.S. earnings” in the above tax rate reconciliation table. For the year ended June 30, 2024, our effective tax rate was (38.4)% as compared to the prior year effective tax rate of (514.5)%. The increase in our effective tax rate as compared to the prior year is primarily due pre-tax income for the year ended June 30, 2024 as compared to a pre-tax loss for the year ended June 30, 2023. During the year ended June 30, 2024 we recognized a tax benefit of $105,765 on the partial release of the valuation allowance in Switzerland as compared to tax expense of $116,694 in the year ended June 30, 2023 to increase the valuation allowance in Switzerland. Our fiscal year 2023 effective tax rate was lower than fiscal year 2022 primarily due to increasing the valuation allowance in Switzerland year over year. Significant components of our deferred income tax assets and liabilities consisted of the following at June 30, 2024 and 2023: June 30, 2024 June 30, 2023 Deferred tax assets: Swiss tax-amortizable goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 130,985 $ 131,472 Net operating loss carryforwards . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 66,572 75,643 Leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28,661 30,364 Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,765 8,289 Accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15,572 15,335 Share-based compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19,530 16,920 Tax credit and other carryforwards . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 69,644 45,574 U.S. Internal Revenue Code Section 174 capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6,253 2,468 Interest limitation carryforwards . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23,291 13,216 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,520 2,000 Subtotal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 366,793 341,282 Valuation allowance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (211,655) (277,976) Total deferred tax assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 155,138 63,306 Deferred tax liabilities: Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (37,432) (37,572) Leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (24,797) (27,392) Tax on unremitted earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (7,984) (7,221) Derivative financial instruments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (4,250) (17,091) Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (10,317) (8,641) Total deferred tax liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (84,780) (97,917) Net deferred tax assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 70,358 $ (34,611) In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some or all of the deferred tax assets will not be realized. The decrease in the valuation allowance from the prior year relates primarily to the partial release of the Swiss valuation allowance offset by increased Irish foreign tax credit carryforwards of $23,939 and tax-effected interest limitation carryforwards of $10,239 in various jurisdictions, neither of which expire, but for which management has determined it is more likely than not that these will not be utilized. 84

We have recorded a partial valuation allowance of $46,270 against the Swiss tax-amortizable goodwill deferred tax assets, which we can only benefit from during calendar year 2025 through calendar year 2029 under our Swiss tax ruling. In addition, we have recorded valuation allowances of $52,596, $28,727, $5,173, and $17,053 against deferred tax assets related to net operating losses in certain jurisdictions (mainly Australia, Brazil, Cyprus, France, Ireland, Japan, the Netherlands, and the United Kingdom), U.S. research and development credits, U.S. capital loss carryforwards, and U.S. share-based compensation, respectively, for which management has determined that it is more likely than not that these will not be realized. Based on the weight of available evidence at June 30, 2024, management believes that it is more likely than not that all other net deferred tax assets will be realized in the foreseeable future. We will continue to assess the realization of the deferred tax assets based on operating results on a quarterly basis. A reconciliation of the beginning and ending amount of the valuation allowance for the year ended June 30, 2024 is as follows: Balance at June 30, 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 277,976 Charges to earnings (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (61,566) Charges to other accounts (2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (4,755) Balance at June 30, 2024 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 211,655 _________________ (1) Amount is primarily related to the partial release of the Swiss valuation allowance, offset by increased Irish foreign tax credits and tax-effected interest limitation carryforwards. (2) Amount is primarily related to decreased deferred tax assets on non-U.S. net operating losses due to currency exchange rate changes and unrealized gains on derivative financial instruments included in accumulated other comprehensive loss. As of June 30, 2024, we had gross apportioned state net operating losses of $29,650, that expire on various dates from fiscal year 2025 through fiscal year 2044 or with unlimited carryforward. We also had gross non- U.S. net operating loss and capital loss carryforwards of $392,314, a significant amount of which begin to expire in fiscal year 2025, with the remaining amounts expiring on various dates through fiscal year 2035 or having unlimited carryforward. In addition, we had $33,925 of tax credit carryforwards primarily related to U.S. federal and state research and development credits, which expire on various dates beginning in fiscal year 2030 or having unlimited carryforward. We also had $22,778 and $6,841 of U.S. federal and apportioned U.S. state capital loss carryforwards, respectively, that expire in fiscal years 2025 through 2027. Lastly, we had $36,474 of Irish foreign tax credits with unlimited carryforward. The benefits of these carryforwards are dependent upon the generation of taxable income in the jurisdictions in which they arose. We consider the following factors, among others, in evaluating our plans for indefinite reinvestment of our subsidiaries’ earnings: (i) the forecasts, budgets, and financial requirements of both our parent company and its subsidiaries, both for the long term and for the short term; (ii) the ability of Cimpress plc to fund its operations and obligations with earnings from other businesses within the global group without incurring substantial tax costs; and (iii) the tax consequences of any decision to reinvest earnings of any subsidiary. As of June 30, 2024, no tax provision has been made for $79,252 of undistributed earnings of certain of our subsidiaries as these earnings are considered indefinitely reinvested. If, in the future, we decide to repatriate the undistributed earnings from these subsidiaries in the form of dividends or otherwise, we could be subject to withholding taxes payable in the range of $16,500 to $17,500 at that time. A cumulative deferred tax liability of $7,984 has been recorded attributable to undistributed earnings that we have deemed are not indefinitely reinvested. The remaining undistributed earnings of our subsidiaries are not deemed to be indefinitely reinvested and can be repatriated with no tax cost. Accordingly, there has been no provision for income or withholding taxes on these earnings. 85

A reconciliation of the gross beginning and ending amount of unrecognized tax benefits is as follows: Balance June 30, 2021 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 13,399 Additions based on tax positions related to the current tax year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 448 Additions based on tax positions related to prior tax years . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,958 Reductions based on tax positions related to prior tax years . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (23) Reductions due to audit settlements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (2,958) Reductions due to lapse of statute of limitations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (799) Cumulative translation adjustment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (29) Balance June 30, 2022 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12,996 Additions based on tax positions related to the current tax year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,167 Additions based on tax positions related to prior tax years . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 770 Reductions based on tax positions related to prior tax years . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (62) Reductions due to audit settlements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — Reductions due to lapse of statute of limitations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (225) Cumulative translation adjustment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (22) Balance June 30, 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15,624 Additions based on tax positions related to the current tax year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 450 Additions based on tax positions related to prior tax years . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 405 Reductions based on tax positions related to prior tax years . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (527) Reductions due to audit settlements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (264) Reductions due to lapse of statute of limitations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (1,021) Cumulative translation adjustment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (13) Balance June 30, 2024 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 14,654 For the year ended June 30, 2024, the amount of unrecognized tax benefits (exclusive of interest) that, if recognized, would impact the effective tax rate is $7,527. We recognize interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. The interest and penalties recognized as of years ended June 30, 2024, 2023, and 2022 were $2,394, $1,924, and $1,383, respectively. It is reasonably possible that a further change in unrecognized tax benefits in the range of 7,500 to 8,500 may occur within the next twelve months related to the settlement of one or more audits or the lapse of applicable statutes of limitations. We believe we have appropriately provided for all tax uncertainties. We conduct business in a number of tax jurisdictions and, as such, are required to file income tax returns in multiple jurisdictions globally. The years 2016 through 2024 remain open for examination by the United States Internal Revenue Service and the years 2015 through 2024 remain open for examination in the various states and non-U.S. tax jurisdictions in which we file tax returns. We are currently under income tax audit in certain jurisdictions globally. We believe that our income tax reserves are adequately maintained taking into consideration both the technical merits of our tax return positions and ongoing developments in our income tax audits. However, the final determination of our tax return positions, if audited, is uncertain, and therefore there is a possibility that final resolution of these matters could have a material impact on our results of operations or cash flows. 14. Noncontrolling Interests Redeemable Noncontrolling Interests For some of our subsidiaries, we own a controlling equity stake, and a third party or key members of the business management team own a minority portion of the equity. These noncontrolling interests span multiple businesses and reportable segments. 86

PrintBrothers

Members of the PrintBrothers management team hold minority equity interests in several businesses within the reportable segment. During fiscal year 2023, put options were exercised by the minority interest holders for a portion of their equity interests that required us to purchase 10% to 11% in three of the respective businesses for a total of $90,841. The exercise of the put options triggered a mandatory redemption feature for the remaining minority equity interests, which requires the purchase of the remaining 1% equity interests on the third anniversary of the put option exercise, absent the earlier exercise of a call option on the first or second anniversaries by Cimpress. The remaining noncontrolling interests are mandatorily redeemable, which required the reclassification of the remaining equity interests to a liability, which was presented in other liabilities within our consolidated balance sheet.

The following table presents the reconciliation of changes in our noncontrolling interests:

	Redeemable Noncontrolling Interest	Noncontrolling Interest
Balance as of June 30, 2022	$ 131,483	$ —
Acquisition of noncontrolling interest	—	365
Accretion to redemption value (1)	(7,236)	—
Net income attributable to noncontrolling interests	180	83
Distribution to noncontrolling interests (2)	(3,652)	—
Purchase of noncontrolling interest (3)	(95,567)	—
Reclassification to mandatorily redeemable noncontrolling interest (3)	(9,582)	—
Foreign currency translation	(4,733)	11
Balance as of June 30, 2023	10,893	459
Accretion to redemption value recognized in retained earnings (1)	1,124	—
Accretion to redemption value recognized in net income attributable to noncontrolling interests (1)	2,907	—
Net income attributable to noncontrolling interests	1,035	184
Distribution to noncontrolling interests (2)	(200)	—
Purchase of noncontrolling interest	(65)	—
Other adjustments (4)	7,319	—
Foreign currency translation	(15)	(9)
Balance as of June 30, 2024	$ 22,998	$ 634

(1) Accretion of redeemable noncontrolling interests to redemption value recognized in retained earnings is the result of changes in the estimated redemption amount to the extent increases do not exceed the estimated fair value. Any change in the estimated redemption amount which exceeds the estimated fair value is recognized within net income attributable to noncontrolling interests.

(2) Distributions to noncontrolling interests include contractually required profit sharing payments made annually to the minority interest holders in one of the PrintBrothers businesses. The distributions were lower in fiscal year 2024, as compared to fiscal year 2023, due to the lower outstanding minority equity interest in our Printbrothers business.

(3) We purchased 10% to 11% of the equity interests in three PrintBrothers businesses during fiscal year 2023, as well as the 1% minority interest in our BuildASign business. Additionally, the minority equity interest holders of three PrintBrothers businesses exercised a put option that triggered a mandatory redemption feature for the remaining minority equity interests. The remaining minority equity interests were reclassified to mandatorily redeemable noncontrolling interests as part of other liabilities within the consolidated balance sheets.

(4) During fiscal year 2024, we identified an immaterial error in the initial purchase accounting related to the noncontrolling interest of a previously acquired business. This was corrected in the current period resulting in an increase to redeemable noncontrolling interests of $7,319. This adjustment was immaterial to the prior and current period financial statements.

15. Segment Information

Our operating segments are based upon the manner in which our operations are managed and the availability of separate financial information reported internally to the Chief Executive Officer, who is our Chief Operating Decision Maker ("CODM") for purposes of making decisions about how to allocate resources and assess performance.

As of June 30, 2024, we have numerous operating segments under our management reporting structure, which are reported in the following five reportable segments:

- *Vista* - Vista is the parent brand of multiple offerings including VistaPrint, VistaCreate, 99designs by Vista, Vista Corporate Solutions, and Depositphotos, which together represent a full-service design, digital, and print solution.

87

• PrintBrothers - Includes the results of druck.at, Printdeal, and WIRmachenDRUCK, a group of Upload & Print businesses that serve graphic professionals throughout Europe, primarily in Austria, Belgium, Germany, the Netherlands, and Switzerland. • The Print Group - Includes the results of Easyflyer, Exaprint, Packstyle, Pixartprinting, and Tradeprint, a group of Upload & Print businesses that serve graphic professionals throughout Europe, primarily in France, Italy, Spain, and the United Kingdom. • National Pen - Includes the global operations of our National Pen business, which manufactures and markets custom writing instruments and promotional products, apparel and gifts. • All Other Businesses - Includes two businesses grouped together based on materiality. ◦ BuildASign is a provider of canvas-print wall décor, business signage and other large-format printed products. ◦ Printi, a smaller business that we continue to manage at a relatively modest operating loss, is an online printing leader in Brazil. Central and corporate costs consist primarily of the team of software engineers that is building our mass customization platform; shared service organizations such as global procurement; technology services such as hosting and security; administrative costs of our Cimpress India offices where numerous Cimpress businesses have dedicated business-specific team members; and corporate functions including our tax, treasury, internal audit, legal, sustainability, corporate communications, remote first enablement, consolidated reporting and compliance, investor relations, capital allocation, and the functions of our CEO and CFO. These costs also include certain unallocated share-based compensation costs. In order to ensure comparability in measuring our businesses' results, we allocate the straight-line portion of the fixed grant value of PSU awards to our businesses. The expense value for some of our PSU awards is based on a Monte Carlo fair value analysis, while others include a performance condition that influence the amount and timing of expense recognized for the related PSU award. The difference between the straight-line portion of the fixed grant value and the expense recognized (as a result of the fair value measurement, the related performance condition and the accelerated expense profile of the awards) is recognized within central and corporate costs. Our definition of segment EBITDA is GAAP operating income excluding certain items, such as depreciation and amortization, expense recognized for contingent earn-out related charges including the changes in fair value of contingent consideration and compensation expense related to cash-based earn-out mechanisms dependent upon continued employment, share-based compensation related to investment consideration, certain impairment expense, and restructuring charges. We include insurance proceeds that are not recognized within operating income. We do not allocate non-operating income, including realized gains and losses on currency hedges, to our segment results. Our balance sheet information is not presented to the CODM on an allocated basis, and therefore we do not present asset information by segment. We do present other segment information to the CODM, which includes purchases of property, plant and equipment and capitalization of software and website development costs, and therefore include that information in the tables below. Revenue by segment is based on the business-specific websites or sales channel through which the customer’s order was transacted. The following tables set forth revenue by reportable segment, as well as disaggregation of revenue by major geographic region and reportable segment. 88

	Year Ended June 30,		
	2024	2023	2022
Revenue:			
Vista	$ 1,741,600	$ 1,613,887	$ 1,514,909
PrintBrothers	638,036	578,431	526,952
The Print Group	358,918	346,949	329,590
National Pen	391,192	366,294	341,832
All Other Businesses	215,807	213,455	205,862
Total segment revenue	3,345,553	3,119,016	2,919,145
Inter-segment eliminations (1)	(53,697)	(39,389)	(31,590)
Total consolidated revenue	$ 3,291,856	$ 3,079,627	$ 2,887,555

(1) Refer to the "Revenue by Geographic Region" tables below for detail of the inter-segment revenue within each respective segment.

	Year Ended June 30, 2024					
	Vista	PrintBrothers	The Print Group	National Pen	All Other	Total
Revenue by Geographic Region:						
North America	$ 1,232,126	$ —	$ —	$ 215,325	$ 176,017	$1,623,468
Europe	414,407	634,905	347,619	144,704	—	1,541,635
Other	93,751	—	—	5,697	27,305	126,753
Inter-segment	1,316	3,131	11,299	25,466	12,485	53,697
Total segment revenue	1,741,600	638,036	358,918	391,192	215,807	3,345,553
Less: inter-segment elimination	(1,316)	(3,131)	(11,299)	(25,466)	(12,485)	(53,697)
Total external revenue	$ 1,740,284	$ 634,905	$ 347,619	$ 365,726	$ 203,322	$3,291,856

	Year Ended June 30, 2023					
	Vista	PrintBrothers	The Print Group	National Pen	All Other	Total
Revenue by Geographic Region:						
North America	$ 1,155,000	$ —	$ —	$ 216,690	$ 181,145	$1,552,835
Europe	366,244	576,719	337,012	122,007	—	1,401,982
Other	91,066	—	—	7,772	25,972	124,810
Inter-segment	1,577	1,712	9,937	19,825	6,338	39,389
Total segment revenue	1,613,887	578,431	346,949	366,294	213,455	3,119,016
Less: inter-segment elimination	(1,577)	(1,712)	(9,937)	(19,825)	(6,338)	(39,389)
Total external revenue	$ 1,612,310	$ 576,719	$ 337,012	$ 346,469	$ 207,117	$3,079,627

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	Year Ended June 30, 2022					
	Vista	PrintBrothers	The Print Group	National Pen	All Other	Total
Revenue by Geographic Region:						
North America	$ 1,063,390	$ —	$ —	$ 193,056	$ 177,868	$1,434,314
Europe	353,275	525,224	322,315	113,820	—	1,314,634
Other	94,874	—	—	20,058	23,675	138,607
Inter-segment	3,370	1,728	7,275	14,898	4,319	31,590
Total segment revenue	1,514,909	526,952	329,590	341,832	205,862	2,919,145
Less: inter-segment elimination	(3,370)	(1,728)	(7,275)	(14,898)	(4,319)	(31,590)
Total external revenue	$ 1,511,539	$ 525,224	$ 322,315	$ 326,934	$ 201,543	$2,887,555

The following table includes segment EBITDA by reportable segment, total income from operations, and total (loss) income before income taxes.

	Year Ended June 30,		
	2024	2023	2022
Segment EBITDA:			
Vista	$ 328,472	$ 224,081	$ 195,321
PrintBrothers	89,876	70,866	66,774
The Print Group	70,571	60,089	58,664
National Pen	31,917	23,714	26,845
All Other Businesses	25,195	25,215	23,227
Total segment EBITDA	546,031	403,965	370,831
Central and corporate costs	(145,339)	(133,539)	(143,958)
Depreciation and amortization	(151,764)	(162,428)	(175,681)
Certain impairments and other adjustments	(1,154)	(6,932)	9,709
Restructuring-related charges	(423)	(43,757)	(13,603)
Total income from operations	247,351	57,309	47,298
Other income, net	1,583	18,498	61,463
Interest expense, net	(119,822)	(112,793)	(99,430)
(Gain) loss on early extinguishment of debt	(666)	6,764	—
Income (loss) before income taxes	$ 128,446	$ (30,222)	$ 9,331

	Year Ended June 30,		
	2024	2023	2022
Depreciation and amortization:			
Vista	$ 54,182	$ 58,464	$ 65,489
PrintBrothers	15,164	18,135	20,790
The Print Group	23,406	22,810	25,657
National Pen	16,560	21,366	24,261
All Other Businesses	18,376	17,694	18,536
Central and corporate costs	24,076	23,959	20,948
Total depreciation and amortization	$ 151,764	$ 162,428	$ 175,681

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	Year Ended June 30, 2024		2023		2022
Purchases of property, plant, and equipment:					
Vista	$	19,717	$ 17,604	$	17,198
PrintBrothers		6,040	4,422		3,788
The Print Group		15,078	19,683		19,877
National Pen		4,737	6,003		4,332
All Other Businesses		7,732	4,793		7,027
Central and corporate costs		1,623	1,267		1,818
Total purchases of property, plant and equipment	$	54,927	$ 53,772	$	54,040

	Year Ended June 30,		
	2024	2023	2022
Capitalization of software and website development costs:			
Vista	$ 25,035	$ 22,559	$ 30,994
PrintBrothers	2,192	2,010	1,139
The Print Group	3,681	2,997	2,419
National Pen	4,019	2,913	3,390
All Other Businesses	5,416	4,299	4,097
Central and corporate costs	17,964	23,009	23,258
Total capitalization of software and website development costs	$ 58,307	$ 57,787	$ 65,297

Enterprise Wide Disclosures:

The following table sets forth revenues by significant geographic area:

	Year Ended June 30,		
	2024	2023	2022
United States	$ 1,467,785	$ 1,407,691	$ 1,320,347
Germany	532,537	460,516	420,041
Other (1)	1,291,534	1,211,420	1,147,167
Total revenue	$ 3,291,856	$ 3,079,627	$ 2,887,555

(1) Our other revenue includes Ireland, our country of domicile.

The following table sets forth revenues by groups of similar products and services:

	Year Ended June 30,		
	2024	2023	2022
Physical printed products and other (1)	$ 3,207,102	$ 2,990,041	$ 2,789,600
Digital products and design services	84,754	89,586	97,955
Total revenue	$ 3,291,856	$ 3,079,627	$ 2,887,555

(1) Other revenue includes miscellaneous items, which account for less than 1% of revenue.

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The following table sets forth long-lived assets by geographic area: June 30, 2024 June 30, 2023 Long-lived assets (1): United States . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 77,095 $ 83,956 Switzerland . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67,201 73,857 Netherlands . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 60,974 65,547 Canada . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 54,848 57,328 Italy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37,380 42,377 Germany . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31,656 27,813 France . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28,002 29,302 Australia . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22,131 19,664 Jamaica (2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,782 17,834 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 90,380 86,690 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 473,449 $ 504,368 ___________________ (1) Excludes goodwill of $787,138 and 781,541, intangible assets, net of $76,560 and 109,196, deferred tax assets of $95,059 and 12,740, and marketable securities, non-current of $0 and 4,497 as of June 30, 2024 and June 30, 2023, respectively. (2) The decrease in Jamaica's long-lived assets is due to the sale of an owned customer service facility during fiscal year 2024. 16. Leases We lease certain machinery and plant equipment, office space, and production and warehouse facilities under non-cancelable operating leases that expire on various dates through 2037. Our finance leases primarily relate to machinery and plant equipment. Over the past three years, we continually assessed our leased real estate footprint as a facet of our evolving remote-first operating model for many of our employees, which resulted in a decrease to our leased real estate portfolio over this period of time. The following table presents the classification of right-of-use assets and lease liabilities as of June 30, 2024 and 2023. Leases Consolidated Balance Sheet Classification June 30, 2024 June 30, 2023 Assets: Operating right-of-use assets Operating lease assets, net $ 78,681 $ 76,776 Finance right-of-use assets Property, plant, and equipment, net 26,025 30,616 Total lease assets $ 104,706 $ 107,392 Liabilities: Current: Operating lease liabilities Operating lease liabilities, current $ 19,634 $ 22,559 Finance lease liabilities Other current liabilities 8,323 9,938 Non-current: Operating lease liabilities Operating lease liabilities, non-current 61,895 56,668 Finance lease liabilities Other liabilities 28,037 29,822 Total lease liabilities $ 117,889 $ 118,987 92

The following table represents the lease expenses for the years ended June 30, 2024 and 2023: Year Ended June 30, 2024 2023 Operating lease expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 25,844 $ 30,240 Finance lease expense: Amortization of finance lease assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,300 4,565 Interest on lease liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 226 205 Variable lease expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,614 6,821 Less: sublease income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (904) (833) Net operating and finance lease cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 36,080 $ 40,998 Future minimum lease payments under non-cancelable leases as of June 30, 2024 were as follows: Payments Due by Period Operating lease obligations Finance lease obligations Total lease obligations Less than 1 year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 23,557 $ 10,251 $ 33,808 2 years . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19,119 8,317 27,436 3 years . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14,672 6,388 21,060 4 years . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10,794 4,240 15,034 5 years . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8,102 2,934 11,036 Thereafter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19,925 12,808 32,733 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 96,169 44,938 141,107 Less: present value discount . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (14,640) (8,578) (23,218) Lease liability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 81,529 $ 36,360 $ 117,889 Other information about leases is as follows: Lease Term and Discount Rate June 30, 2024 June 30, 2023 Weighted-average remaining lease term (years): Operating leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.90 5.74 Finance leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7.96 8.69 Weighted-average discount rate: Operating leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.70% 5.20 % Finance leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7.04% 6.23 % Our leases have remaining lease terms of 1 year to 15 years, inclusive of renewal or termination options that we are reasonably certain to exercise. Year Ended June 30, Supplemental Cash Flow Information 2024 2023 Cash paid for amounts included in measurement of lease liabilities: Operating cash flows from operating leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 25,015 $ 31,161 Operating cash flows from finance leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 226 205 Financing cash flows from finance leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10,140 8,290 93

Fiscal Year 2022 Purchase and Sale of a Leased Facility

During fiscal year 2022, we paid $27,885 to exercise the purchase option available for a leased facility (which we had previously impaired under our long-lived asset policy), then immediately sold the facility to a separate third party for $23,226. The purchase option exercise was presented as a financing activity on our consolidated statement of cash flows while the sale of the facility was presented as an investing activity. We recognized a $3,324 gain on the sale within general and administrative expense on our consolidated statement of operations as the sale price exceeded the prior impaired carrying value of the asset.

17. Commitments and Contingencies

Debt

The required principal payments due during the next five fiscal years and thereafter under our outstanding long-term debt obligations at June 30, 2024 are as follows:

2025	$	15,980
2026		535,408
2027		12,866
2028		1,052,353
2029		—
Total	$	1,616,607

Supply Chain Finance Programs

We facilitate a voluntary supply chain finance program through a financial intermediary, which provides certain suppliers the option to be paid by the financial intermediary earlier than the due date of the applicable invoice. The decision to sell receivables due from us is at the sole discretion of both the suppliers and the financial institution. Our responsibility is limited to making payment on the terms originally negotiated with each supplier, regardless of whether a supplier participates in the program. We are not a party to the agreements between the participating financial institution and the suppliers in connection with the program, we do not receive financial incentives from the suppliers or the financial institution, nor do we reimburse suppliers for any costs they incur for participating in the program. There are no assets pledged as security or other forms of guarantees provided for the committed payment to the financial institution.

All unpaid obligations to our supply chain finance provider are included in accounts payable in the consolidated balance sheets, and payments we make under the program are reflected as a reduction to net cash provided by operating activities in the consolidated statements of cash flows. The outstanding obligations with our supply chain finance provider that are included in accounts payable in our consolidated balance sheets as of June 30, 2024 and 2023 were $62,848 and $44,522, respectively.

Purchase Obligations

At June 30, 2024, we had unrecorded commitments under contract of $229,865. These commitments consist of inventory, third-party fulfillment, and digital services of $93,774; third-party cloud services of $48,687; software of $39,072; production and computer equipment purchases of $5,497; professional and consulting fees of $3,265; and other commitments of $39,570.

Lease Arrangements

We lease certain assets, including manufacturing facilities, machinery and plant equipment, and office space under lease agreements. Refer to Note 16 for additional details.

Legal Proceedings

We are not currently party to any material legal proceedings. Although we cannot predict with certainty the results of litigation and claims to which we may be subject from time to time, we do not expect the resolution of any of our current matters to have a material adverse impact on our consolidated results of operations, cash flows, or

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financial position. For all legal matters, at each reporting period, we evaluate whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. We expense the costs relating to our legal proceedings as those costs are incurred.

18. Restructuring Charges

Restructuring costs include one-time employee termination benefits, acceleration of share-based compensation, write-off of assets, costs to exit loss-making operations, and other related costs including third-party professional and outplacement services. All restructuring costs are excluded from segment and adjusted EBITDA. During the years ended June 30, 2024, 2023, and 2022, we recognized restructuring charges of $423, $43,757, and $13,603, respectively. The restructuring charges recognized in the current period primarily include adjustments made to the previously estimated restructuring expense for prior period actions. We do not expect any additional material charges for any of the restructuring actions described below.

Fiscal Year 2023

During the year ended June 30, 2023, we recognized restructuring charges of $43,757, primarily due to decisions to reduce costs in our Vista business and central teams. For the year ended June 30, 2023, we recognized restructuring charges of $28,840 and $9,645 in our Vista business and central and corporate costs, respectively. The Vista restructuring charge included $5,397, for the impairment of assets related to our exit from the Japanese market. We also recognized restructuring charges of $1,715 in our National Pen business for the year ended June 30, 2023, which included employee termination benefits for the exit from the Japanese market and to migrate our European production operations from Ireland to the Czech Republic. Additionally, we recognized restructuring costs of $3,556 for the year ended June 30, 2023 in our All Other Businesses reportable segment for the exit from the Chinese market, which included employee termination benefits and the write-off of certain assets.

Fiscal Year 2022

During the year ended June 30, 2022, we recognized restructuring charges of $13,603, primarily due to decisions to reduce costs in certain areas including exiting operations in Japan and China, while also taking additional headcount actions in our Vista business and in our central technology team. During the year ended June 30, 2022, we recognized restructuring expense related to these actions of $7,492 in our Vista reportable segment, $1,093 in our All Other Businesses reportable segment, and $854 in our central and corporate costs. Additionally, our National Pen business recognized restructuring expense of $4,178 during the year ended June 30, 2022, incurred for both the decision to move its European production operations from Ireland to the Czech Republic and the decision to exit the Japan market. The remaining $14 of benefit to restructuring charges was recognized by The Print Group reportable segment for adjustments to prior period actions' estimated costs.

The following table summarizes the restructuring activity during the years ended June 30, 2024 and 2023.

	Severance and Related Benefits	Other Restructuring Costs	Accrued Restructuring Liability
Balance as of June 30, 2022	$ 13,449	$ —	$ 13,449
Restructuring charges	33,694	10,063	43,757
Cash payments	(37,147)	—	(37,147)
Non-cash charges (1)	(2,429)	(10,063)	(12,492)
Balance as of June 30, 2023	7,567	—	7,567
Restructuring charges	386	37	423
Cash payments	(7,585)	—	(7,585)
Non-cash charges	—	(37)	(37)
Foreign currency translation	2	—	2
Balance as of June 30, 2024	$ 370	$ —	$ 370

(1) During the fiscal year ended June 30, 2023, non-cash restructuring charges primarily includes the loss recorded on assets for our Japan and China exits, and share-based compensation expense upon modification to accelerate the vesting of share-based compensation awards for the actions described above.

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19. Related Party Transaction On March 3, 2024, we repurchased 300,000 of our outstanding ordinary shares, par value €0.01 per share, from The Spruce House Partnership LLC (“Spruce House”) in a privately negotiated transaction at a price of $97.50 per share, representing a discount of $2.14 to the closing price of our ordinary shares on March 1, 2024 (the “Transaction”). Zachary Sternberg, a Managing Member of Spruce House, serves as a member of Cimpress’ Board of Directors and Audit Committee. In light of the foregoing, the disinterested members of Cimpress’ Audit Committee reviewed the Transaction under our related person transaction policy and considered, among other things, Mr. Sternberg’s and Spruce House’s interest in the Transaction, the approximate dollar value of the Transaction, and the purpose and the potential benefits to Cimpress of entering into the Transaction. Based on these considerations, the disinterested members of the Audit Committee concluded that the Transaction was in our best interest. The Transaction was effected pursuant to the share repurchase program approved by Cimpress’ Board of Directors and announced on January 31, 2024. 96

Item 9. Changes in and Disagreement with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures Disclosure Controls and Procedures Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2024. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, or the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of June 30, 2024, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Changes in Internal Control Over Financial Reporting There were no significant changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended June 30, 2024 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management's Report on Internal Control Over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s chief executive officer and chief financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: • Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; • Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and • Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2024. In making this assessment, our management used the criteria set forth in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of June 30, 2024, our internal control over financial reporting is effective based on criteria in Internal Control - Integrated Framework (2013) issued by the COSO. 97

PricewaterhouseCoopers LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of June 30, 2024, as stated in their report included on page 46. Item 9B. Other Information Not applicable. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not applicable. PART III Item 10. Directors, Executive Officers and Corporate Governance The information required by this item is incorporated by reference to the information in the sections captioned “Information about our Directors and Executive Officers,” “Corporate Governance,” "Insider Trading Policy," and “Delinquent Section 16(a) Reports” contained in our definitive proxy statement for our 2024 Annual General Meeting of Shareholders, which we refer to as our 2024 Proxy Statement. We have adopted a written code of business conduct and ethics that applies to all of our employees, including our principal executive officer and principal financial and accounting officer, and is available on our website at www.cimpress.com. We did not waive any provisions of this code during the fiscal year ended June 30, 2024. If we amend, or grant a waiver under, our code of business conduct and ethics that applies to our principal executive, financial or accounting officers, or persons performing similar functions, we will post information about such amendment or waiver on our website at www.cimpress.com. Item 11. Executive Compensation The information required by this item is incorporated by reference to the information contained in the sections of our 2024 Proxy Statement captioned “Compensation Discussion and Analysis," "Summary Compensation Tables," “Compensation of our Board of Directors," and “Compensation Committee Interlocks and Insider Participation.” Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required by this item is incorporated by reference to the information contained in the sections of our 2024 Proxy Statement captioned “Security Ownership of Certain Beneficial Owners and Management” and “Securities Authorized for Issuance Under Equity Compensation Plans.” Item 13. Certain Relationships and Related Transactions, and Director Independence The information required by this item is incorporated by reference to the information contained in the sections of our 2024 Proxy Statement captioned “Certain Relationships and Related Transactions” and “Corporate Governance.” Item 14. Principal Accountant Fees and Services The information required by this item is incorporated by reference to the information contained in the section of our 2024 Proxy Statement captioned “Independent Registered Public Accounting Firm Fees and Other Matters.” 98

PART IV Item 15. Exhibits and Financial Statement Schedules Exhibit No. Description 3.1 Constitution of Cimpress plc is incorporated by reference to Annex B to our definitive proxy statement on Schedule 14A filed with the SEC on September 27, 2019 4.1 Senior Notes Indenture (including form of 7.0% senior notes due 2026), dated as of June 15, 2018, between Cimpress plc (as successor to Cimpress N.V.), certain subsidiaries of Cimpress plc as guarantors thereto, and U.S. Bank National Association, as successor trustee, is incorporated by reference to our Current Report on Form 8-K filed with the SEC on June 18, 2018 4.2 Second Supplemental Indenture, dated as of December 3, 2019, with respect to the 7.0% senior notes due 2026, between Cimpress plc, certain subsidiaries of Cimpress plc as guarantors thereto, and U.S. Bank National Association, as successor trustee, is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2019 4.3 Third Supplemental Indenture, dated as of February 13, 2020, with respect to the 7.0% senior notes due 2026, between Cimpress plc, the guarantors party thereto and U.S. Bank National Association, as successor trustee is incorporated by reference to our Current Report on Form 8-K filed with the SEC on February 18, 2020 4.4 Form of Warrant is incorporated by reference to our Current Report on Form 8-K filed with the SEC on May 4, 2020 4.5 Description of registered securities of Cimpress plc 10.1* 2005 Non-Employee Directors' Share Option Plan is incorporated by reference to our Current Report on Form 8-K filed with the SEC on December 3, 2019 10.2* Form of Nonqualified Share Option Agreement under our 2005 Non-Employee Directors’ Share Option Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 10.3* 2011 Equity Incentive Plan is incorporated by reference to our Current Report on Form 8-K filed with the SEC on December 3, 2019 10.4* Form of Restricted Share Unit Agreement under our 2011 Equity Incentive Plan is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2020 10.5* 2016 Performance Equity Plan is incorporated by reference to our Current Report on Form 8-K filed with the SEC on December 3, 2019 10.6* Form of Performance Share Unit Agreement for employees and executives under our 2016 Performance Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2019 10.7* Form of Performance Share Unit Agreement for our Chief Executive Officer under our 2016 Performance Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2019 10.8* Form of Performance Share Unit Agreement for members of our Board of Directors under our 2016 Performance Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2019 10.9* 2020 Equity Incentive Plan, as amended, is incorporated by reference to our Current Report on Form 8-K filed with the SEC on November 17, 2022 10.10* Form of Restricted Share Unit Agreement under our 2020 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2020 10.11* Form of Performance Share Unit Agreement for employees and executives under our 2020 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2020 10.12* Form of Performance Share Unit Agreement for our Chief Executive Officer under our 2020 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2020 10.13* Form of Performance Share Unit Agreement for our Board of Directors under our 2020 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2020 10.14* Form of Performance-Based Restricted Share Unit Agreement based on fiscal year 2024 Cimpress financial performance under the 2020 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 10.15* Form of Performance-Based Restricted Share Unit Agreement based on fiscal year 2024 Vista financial performance under the 2020 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 10.16* Form of Deed of Indemnification between Cimpress plc and each of its directors is incorporated by reference to our Current Report on Form 8-K filed with the SEC on January 29, 2020 10.17* Form of Deed of Indemnification between Cimpress plc and each executive officer is incorporated by reference to our Current Report on Form 8-K filed with the SEC on January 29, 2020 10.18* Form of Indemnification Agreement between Cimpress USA Incorporated and each director of Cimpress plc is incorporated by reference to our Current Report on Form 8-K filed with the SEC on January 29, 2020 10.19* Form of Indemnification Agreement between Cimpress USA Incorporated and each executive officer is incorporated by reference to our Current Report on Form 8-K filed with the SEC on January 29, 2020 99

10.20* Second Amended and Restated Executive Retention Agreement dated as of February 20, 2023 between Cimpress plc and Robert Keane is incorporated by reference to our Current Report on Form 8-K filed with the SEC on February 23, 2023 10.21* Form of Amended and Restated Executive Retention Agreement between Cimpress plc and each of Sean Quinn and Maarten Wensveen is incorporated by reference to our Current Report on Form 8-K filed with the SEC on February 23, 2023 10.22* Executive Retention Agreement between Cimpress plc and Florian Baumgartner dated February 1, 2023 is incorporated by reference to our Current Report on Form 8-K filed with the SEC on February 23, 2023 10.23* Memorandum clarifying relative precedence of agreements dated May 6, 2010 between Cimpress plc (as successor to Cimpress N.V.) and Robert Keane is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2010 10.24* Employment Agreement dated May 5, 2024 between Cimpress Puerto Rico LLC and Cimpress USA Incorporated, as employers, and Robert Keane, as employee 10.25* Employment Agreement between Cimpress Deutschland GmbH and Florian Baumgartner dated July 10, 2019 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 10.26* Amendment to Employment Agreement between Cimpress Deutschland GmbH and Florian Baumgartner dated January 1, 2021 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 10.27* Form of Invention and Non-Disclosure Agreement between Cimpress and each of Robert Keane, Sean Quinn, and Maarten Wensveen is incorporated by reference to our Registration Statement on Form S-1, as amended 10.28* Form of Non-Competition and Non-Solicitation Agreement between Cimpress and each of Robert Keane, Sean Quinn, and Maarten Wensveen is incorporated by reference to our Registration Statement on Form S-1, as amended 10.29 Amendment and Restatement Agreement dated as of May 17, 2021 among Cimpress plc, Vistaprint Limited, Cimpress Schweiz GmbH, Vistaprint B.V., Vistaprint Netherlands B.V., and Cimpress USA Incorporated, as borrowers (the “Borrowers”); the lenders named therein as lenders; and JPMorgan Chase Bank N.A., as administrative agent for the lenders (the “Administrative Agent”), which amends and restates the Credit Agreement dated as of October 21, 2011, as amended and restated as of February 8, 2013, and as further amended and restated as of July 13, 2017 (as amended and restated by the Amendment and Restatement Agreement, the "Credit Agreement"), is incorporated by reference to our Current Report on Form 8-K filed with the SEC on May 19, 2021 10.30 Amendment No. 1 (LIBOR Hardwire Transition Amendment) dated as of June 13, 2023 to the Credit Agreement is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2023 10.31 Amendment No. 2 dated as of May 15, 2024 to the Credit Agreement is incorporated by reference to our Current Report on Form 8-K filed with the SEC on May 17, 2024 10.32 Second Amended and Restated Guaranty dated as of July 13, 2017 between Cimpress' subsidiary guarantors named therein as guarantors (the "Subsidiary Guarantors") and the Administrative Agent, which amends and restates the Amended and Restated Guaranty dated as of February 8, 2013, is incorporated by reference to our Current Report on Form 8-K filed with the SEC on July 14, 2017 10.33 Amended and Restated Pledge and Security Agreement dated as of July 13, 2017 between certain Borrowers and Subsidiary Guarantors, on one hand, and the Administrative Agent, on the other hand, which amends and restates the Pledge and Security Agreement dated as of February 8, 2013, is incorporated by reference to our Current Report on Form 8-K filed with the SEC on July 14, 2017 19.1 Insider Trading Policy is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2023 21.1 Subsidiaries of Cimpress plc 23.1 Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm (PCAOB ID 238) 31.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13a-14(a)/15d-14(a), by Chief Executive Officer 31.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13a-14(a)/15d-14(a), by Chief Financial Officer 32.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Chief Executive Officer and Chief Financial Officer 97.1 Compensation Recovery Policy is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2023 101 The following materials from this Annual Report on Form 10-K, formatted in Inline Extensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Statements of Shareholder's Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to Condensed Consolidated Financial Statements. 104 Cover Page Interactive Data File (formatted as iXBRL and contained in Exhibit 101) __________________ *Management contract or compensatory plan or arrangement Item 16. Form 10-K Summary None. 100

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. August 9, 2024 Cimpress plc By: /s/ Robert S. Keane Robert S. Keane Founder and Chief Executive Officer (Principal Executive Officer) Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Signature Title Date /s/ Robert S. Keane Founder and Chief Executive Officer August 9, 2024 Robert S. Keane (Principal executive officer) /s/ Sean E. Quinn Chief Financial Officer August 9, 2024 Sean E. Quinn (Principal financial and accounting officer) /s/ Sophie A. Gasperment Director August 9, 2024 Sophie A. Gasperment /s/ Zachary S. Sternberg Director August 9, 2024 Zachary S. Sternberg /s/ Dessislava Temperley Director August 9, 2024 Dessislava Temperley /s/ Scott Vassalluzzo Director August 9, 2024 Scott Vassalluzzo 101

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CIMPRESS PLC First Floor Building 3, Finnabair Business and Technology Park Dundalk, Co. Louth A91 XR61 Ireland NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS Cimpress plc will hold its 2024 Annual General Meeting of Shareholders: on Wednesday, November 20, 2024 at 6:00 p.m. Dublin Time at the offices of Matheson LLP 70 Sir John Rogerson's Quay Dublin 2, D02 R296 Ireland MATTERS TO BE ACTED UPON AT THE ANNUAL GENERAL MEETING: (1) Reappoint Dessislava Temperley to our Board of Directors to serve for a term of three years ending at the conclusion of our annual general meeting of shareholders in 2027 (2) Approve, on a non-binding, advisory basis, the compensation of our named executive officers, as described in this proxy statement (3) Amend our 2020 Equity Incentive Plan to increase the number of ordinary shares issuable under the plan by 2,000,000 shares (4) Renew the authority of our Board of Directors, until May 20, 2026, to issue authorized but unissued ordinary shares of Cimpress plc up to a maximum of 20% of our issued and outstanding share capital (5) Renew the authority of our Board of Directors, until May 20, 2026, to opt out of statutory preemption rights under Irish law with respect to the issuance of ordinary shares for cash, up to a maximum of 20% of our issued and outstanding share capital (6) Reappoint PricewaterhouseCoopers Ireland as our statutory auditor under Irish law to hold office until the conclusion of our annual general meeting of shareholders in 2025 (7) Authorize our Board of Directors or Audit Committee to determine the remuneration of PricewaterhouseCoopers Ireland in its capacity as our statutory auditor under Irish law (8) Transact other business, if any, that may properly come before the meeting or any adjournment of the meeting Each proposal other than Proposal 5 will be proposed as ordinary resolutions under Irish law, requiring, in each case, at least a simple majority of the votes cast to be in favor of the resolution for the resolution to pass. Proposal 5 will be proposed as a special resolution under Irish law, requiring at least 75% of the votes cast to be in favor of the resolution to pass. During the annual general meeting, management will present, for consideration by the shareholders, our statutory financial statements under Irish law for the fiscal year ended June 30, 2024 (including the reports of the directors and the Irish statutory auditor thereon) and a review of Cimpress' affairs. Our Board of Directors has no knowledge of any other business to be transacted at the annual general meeting. Shareholders of record at the close of business on September 20, 2024 are entitled to attend and vote at the annual general meeting, or to appoint one or more proxies to attend, speak, and vote instead of the shareholder at the annual general meeting. A proxy need not be a shareholder. To be valid, a proxy must be received no later than

4:00 p.m. Eastern Standard Time on November 19, 2024 at one of the address(es) and otherwise in the manner described in the attached proxy statement. Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the meeting, please complete and promptly return the proxy card or voter instruction form in accordance with the instructions that we or your bank or brokerage firm have provided. Your prompt response will ensure that your shares are represented at the annual general meeting. You can change your vote and revoke your proxy by following the procedures described in this proxy statement. Please read the attached proxy statement for additional information on the matters to be considered at the annual general meeting. The proxy statement is incorporated into this notice by this reference. All shareholders are cordially invited to attend the annual general meeting. By order of the Board of Directors, Robert S. Keane Founder, Chairman and Chief Executive Officer October 9, 2024

CIMPRESS PLC First Floor Building 3, Finnabair Business and Technology Park Dundalk, Co. Louth A91 XR61 Ireland PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS to be held on November 20, 2024 This proxy statement contains information about the 2024 Annual General Meeting of Shareholders of Cimpress plc, which we refer to in this proxy statement as the annual meeting or the meeting. We will hold the annual meeting on Wednesday, November 20, 2024 at the offices of Matheson LLP, 70 Sir John Rogerson's Quay, Dublin 2, D02 R296, Ireland. The meeting will begin at 6:00 p.m. Dublin Time. We are furnishing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of Cimpress plc (which is also referred to as we, us, the company, or Cimpress in this proxy statement) for use at the annual meeting and at any adjournment of the annual meeting. We are first mailing or making available the Notice of Annual General Meeting, this proxy statement, and our Annual Report to Shareholders for the fiscal year ended June 30, 2024 on or about October 10, 2024. Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual General Meeting of Shareholders: This Proxy Statement, the 2024 Annual Report to Shareholders, and the statutory financial statements under Irish law for the fiscal year ended June 30, 2024 (including the reports of our directors and our Irish statutory auditor thereon) are available for viewing, printing and downloading at http://www.viewproxy.com/ Cimpress/2024. We will furnish without charge a copy of this proxy statement and our Annual Report on Form 10-K for the fiscal year ended June 30, 2024, as filed with the United States Securities and Exchange Commission, or SEC, as well as the statutory financial statements under Irish law for the fiscal year ended June 30, 2024 (including the reports of our directors and our Irish statutory auditor thereon), to any shareholder who requests it by emailing ir@cimpress.com or writing to Cimpress plc, c/o Cimpress USA Incorporated, Attention: Investor Relations, 275 Wyman Street, Waltham, MA 02451, USA. This proxy statement and our Annual Report on Form 10-K are also available on the SEC’s website at www.sec.gov. For this annual meeting, we are taking advantage of the SEC rule allowing companies to furnish proxy materials to some or all of their shareholders over the Internet. We believe that this e-proxy process expedites shareholders' receipt of proxy materials, while lowering the costs and reducing the environmental impact of our annual meeting. On or about October 10, 2024 we are mailing to our beneficial shareholders a Notice of Internet Availability containing instructions on how to access our proxy statement and 2024 Annual Report to Shareholders and how to vote online. The Notice of Internet Availability contains instructions on how you can (i) receive a paper copy of the proxy statement, proxy card and Annual Report if you received only a Notice by mail or (ii) elect to receive your proxy statement and Annual Report over the Internet if you received them by mail this year. All shareholders other than beneficial holders will continue to receive a paper copy of this proxy statement, proxy card and Annual Report by mail. i

TABLE OF CONTENTS Section Page Number Information about our directors and executive officers .............................................................................. 1 Proposal 1: Reappoint a member of our Board of Directors .................................................................... 4 Proposal 2: Advisory vote to approve executive compensation ............................................................... 4 Compensation Discussion and Analysis ...................................................................................................... 4 Executive Compensation Tables ................................................................................................................... 12 Pay Versus Performance ............................................................................................................................... 19 Proposal 3: Amendment of Equity Plan ....................................................................................................... 24 Proposal 4: Authorize our Board of Directors to issue ordinary shares .................................................. 32 Proposal 5: Authorize our Board to opt out of statutory preemptive rights ............................................. 32 Proposal 6: Reappoint our statutory auditor ............................................................................................... 33 Proposal 7: Authorize our Board to determine remuneration of our statutory auditor .......................... 35 Corporate Governance ................................................................................................................................... 36 Compensation of our Board of Directors ..................................................................................................... 42 Security ownership of certain beneficial owners and management ........................................................ 43 Questions and answers about the annual meeting and voting ................................................................ 45 Appendix A - Non-GAAP Reconciliations Appendix B - 2020 Equity Incentive Plan as proposed to be amended Appendix C - Form of Proxy ii

INFORMATION ABOUT OUR DIRECTORS AND EXECUTIVE OFFICERS

Our Board of Directors:

The Board of Directors of Cimpress plc consists of four independent, non-employee directors and Robert Keane, our Chief Executive Officer and Chairman, who serve for rotating terms of three years.

Name	*Age*	*Board Position*	*Cimpress Director Since*	*Current Term Expires at our Annual General Meeting In:*	*Independent Director*
Robert S. Keane	61	Chairman	January 1995	2025	No
Sophie A. Gasperment	60	Non-Employee Director	November 2016	2026	Yes
Zachary S. Sternberg*	39	Non-Employee Director	November 2017	2024	Yes
Dessislava Temperley	51	Non-Employee Director	September 2021	2024	Yes
Scott J. Vassalluzzo	52	Non-Employee Director	January 2015	2025	Yes

*Mr. Sternberg is not standing for re-election at the 2024 annual meeting.

ROBERT S. KEANE has served as our Chief Executive Officer and Chairman since he founded Cimpress in January 1995. From 1988 to 1994, Mr. Keane was an executive at Flex-Key Corporation, an original equipment manufacturer of keyboards, displays and retail kiosks used for desktop publishing. Since December 2019, Mr. Keane has also served on the Board of Directors of Astronics Corporation, a supplier to the aerospace industry. Mr. Keane brings to Cimpress' Board his experience growing Cimpress from inception in 1995 to nearly $3.3 billion of revenue in our 2024 fiscal year, his understanding of the drivers of our intrinsic value per share, and his knowledge of Cimpress' customer needs, business model and markets.

SOPHIE A. GASPERMENT has served as Senior Advisor to Boston Consulting Group since November 2019, where she supports their Consumer and Digital Acceleration practices, and has also provided strategy consulting services to several clients. From September 2019 to July 2022, Ms. Gasperment served as an "expert in residence" at Station F for the start-up incubator of HEC Paris. Ms. Gasperment held multiple senior management positions during her tenure at L'Oréal from September 1986 to November 2018, including Managing Director, L'Oréal UK and Ireland as well as Chair and Global Chief Executive Officer of The Body Shop, the value-led retail brand spanning 60 countries and c.20,000 people strong. Ms. Gasperment has served on the board of directors of Kingfisher plc, a FTSE 100 Home Improvement international company, since December 2018, and on the board of directors of Givaudan SA, a world leading flavour and fragrances company, since September 2020. Previously, Ms. Gasperment served for 12 years on the board of Accor, the hospitality global player, where she chaired the Nomination/Remuneration/CSR committee, and of D'Ieteren Group. In addition to serving on the Board of Directors of Cimpress plc, Ms. Gasperment serves on the supervisory board of Vistaprint B.V., a wholly owned Dutch subsidiary of Cimpress. Ms. Gasperment brings to Cimpress' Board her leadership and strategy acumen, her consumer brand-building and go-to-market expertise, her insights in digital business transformation and her experience on the boards of other international public companies.

ZACHARY S. STERNBERG is the co-founder and Managing Member of the General Partner of The Spruce House Partnership, a New York-based investment partnership. Spruce House invests in public and private companies globally and seeks to partner with management teams that are focused on growing the per share value of their companies over the long-term. Spruce House holds 8.2% of Cimpress' outstanding shares and has been a shareholder of Cimpress since 2011. Mr. Sternberg brings to Cimpress' Board his perspective as a material and long-term shareholder of Cimpress with a deep understanding of the importance of long-term stewardship of capital informed by more than 15 years of successful investment experience.

DESSISLAVA TEMPERLEY serves on the boards of Coca-Cola Europacific Partners PLC, a British multinational bottling company; Corbion N.V., a Dutch food and biochemicals company; and Philip Morris International Inc., a leading international tobacco company. Ms. Temperley previously served as Group Chief Financial Officer of Beiersdorf AG, a German multinational company that manufactures personal-care products and pressure- sensitive adhesives, from July 2018 through June 2021. Ms. Temperley spent 14 years at Nestlé, from April 2004 through June 2018, serving in various roles including Head of Investor Relations, CFO of Nestle Purina Petcare (EMENA), Head of Global Planning and Performance Monitoring, Controller, and Finance Director. In addition to serving on the Board of Directors of Cimpress plc, Ms. Temperley serves on the supervisory board of Vistaprint B.V., a wholly owned Dutch subsidiary of Cimpress. Ms. Temperley brings to Cimpress' Board a wealth of financial and operating expertise from her over 20 years of experience in various finance leadership roles and service on boards of directors and audit committees at multinational companies. SCOTT J. VASSALLUZZO is a Managing Member of Prescott General Partners LLC (PGP), an investment advisory firm that holds 15.5% of Cimpress' outstanding shares. PGP serves as the general partner of three private investment limited partnerships, including Prescott Associates L.P. (together, the Prescott Partnerships). Mr. Vassalluzzo joined the Prescott organization in 1998 and has served as a Managing Member of PGP since January 2012. Prior to 1998, Mr. Vassalluzzo worked in public accounting at Coopers & Lybrand (now PricewaterhouseCoopers LLP) and was a certified public accountant. Mr. Vassalluzzo serves on the boards of directors of Credit Acceptance Corporation, an auto finance company providing automobile loans and other related financial products, and World Acceptance Corporation, a personal installment loan company. Mr. Vassalluzzo brings to Cimpress' Board his advocacy for the priorities of long-termism and intrinsic value per share, his appreciation and understanding of the perspectives of our other long-term shareholders, and his experience on the boards and board committees of other publicly traded companies. Board Diversity Matrix as of June 30, 2024 We believe directors with diverse backgrounds, including gender diversity, provide competing perspectives that enhance the Board's effectiveness. The table below sets forth information on the voluntarily self-identified diversity characteristics of the members of our Board of Directors. Total number of directors 5 Gender or Demographic Background Number of Directors Who Self- Identify as Having That Gender or Demographic Background Female 2 Male 3 White 4 Did not disclose demographic background 1 Non-U.S. directors 2 2

Our Executive Officers:

Name	*Title*	*Age*	*Joined Cimpress*
Robert S. Keane	Founder, Chief Executive Officer of Cimpress, and Chairman	61	January 1995
Florian Baumgartner	Executive Vice President and Chief Executive Officer of Vista	46	October 2019
Sean E. Quinn	Executive Vice President and Chief Financial Officer	45	October 2009
Maarten Wensveen	Executive Vice President and Chief Technology Officer	44	October 2011

ROBERT S. KEANE: Mr. Keane's biography is in the "Our Board of Directors" section above.

FLORIAN BAUMGARTNER has served as the Chief Executive Officer of Vista since February 2023 and as Executive Vice President since October 2019. Mr. Baumgartner previously served as Vista's Executive Vice President, Design & Service, from March 2022 to January 2023 and as President, International of Vista from October 2019 to February 2022. Before joining Cimpress, Mr. Baumgartner held various leadership roles at Amazon from October 2010 to September 2019 and was a strategy consultant at McKinsey & Company from January 2002 to September 2010.

SEAN E. QUINN has served as our Chief Financial Officer since October 2015 and as Executive Vice President since July 2016. Mr. Quinn previously served as Senior Vice President from October 2015 to July 2016, as Chief Accounting Officer from November 2014 to October 2015, as Vice President, Corporate Finance from January 2014 to October 2015, as Global Controller from April 2012 to November 2014, and in various other financial roles from October 2009 to April 2012. Before joining Cimpress, Mr. Quinn was a certified public accountant with KPMG LLP from September 2001 to October 2009 in the firm's Philadelphia, London, and Boston offices. Mr. Quinn also serves on the board of directors of Credit Acceptance Corporation, an auto finance company providing automobile loans and other related financial products.

MAARTEN WENSVEEN has served as our Executive Vice President and Chief Technology Officer since February 2019. Mr. Wensveen previously served as Senior Vice President from January 2017 to February 2019, as Vice President of Technology from February 2015 to January 2017, and in various other technology leadership roles at Cimpress from December 2011 to January 2015. Mr. Wensveen joined Cimpress in November 2011 when we acquired Albumprinter, where he had been the Head of Information Technology for approximately six years. Prior to Albumprinter, Mr. Wensveen was the founder of Quantes IT, an infrastructure and software services company that delivered automation solutions in a range of industries.

There are no family relationships among any of Cimpress' directors and executive officers. No arrangements or understandings exist between any director and any other person pursuant to which such person is to be selected for appointment to the Board of Directors.

3

PROPOSAL 1 - REAPPOINT DESSISLAVA TEMPERLEY TO OUR BOARD OF DIRECTORS The members of our Board of Directors serve for rotating terms of up to three years. In accordance with the recommendation of the Nominating Committee of the Board, our Board recommends the reappointment of Ms. Temperley for a three-year term ending at the conclusion of our annual general meeting of shareholders in 2027, because of her wealth of financial and operating expertise from her over 20 years of experience in various finance leadership roles and service on boards of directors and audit committees at multinational companies. You can find more information about Ms. Temperley in the section of this proxy statement entitled “INFORMATION ABOUT OUR DIRECTORS AND EXECUTIVE OFFICERS.” Our Board of Directors recommends that you vote FOR the reappointment of Ms. Temperley to the Board. PROPOSAL 2 - ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION At the annual meeting, in accordance with Section 14A of the U.S. Securities Exchange Act of 1934, we are asking our shareholders to approve the compensation of our named executive officers, as described in the Compensation Discussion and Analysis section, executive compensation tables, and accompanying narrative disclosures below. This is an advisory vote, meaning that this proposal is not binding on us, but our Compensation Committee takes shareholder feedback into account when designing our executive compensation program. At our annual general meeting in 2023, a majority of our shareholders voted to hold the advisory vote to approve our executive compensation on an annual basis. Therefore, we intend to put forth at each annual general meeting of shareholders an advisory vote on the compensation of our named executive officers for the immediately preceding fiscal year. Our Board of Directors recommends that you vote FOR the approval of the compensation of our named executive officers, as described below. COMPENSATION DISCUSSION AND ANALYSIS Executive Overview Our success depends on our ability to attract and retain top talent in a competitive marketplace, and to motivate that talent to achieve outstanding performance. We have seen the competitiveness for talent intensify over recent years and are often vying for qualified candidates against both larger, established companies with significant cash and equity resources and earlier-stage companies that can offer significant potential equity upside. In fiscal year 2024, we completed our transition away from granting performance share units with performance conditions based on the compound annual growth rate (CAGR) of the three-year moving average of the daily closing share price of Cimpress’ ordinary shares (3YMA), which we refer to as 3YMA-based PSUs. As discussed in our 2023 proxy statement, while the pay-for-performance structure of our 3YMA-based PSUs prevented dilution of shareholders during a multi-year period in which our share price underperformed our expectation, it also meaningfully impaired the retention and motivation value of 3YMA-based PSUs for Cimpress' executives and employees. The long-term incentive (LTI) awards granted to our executive officers in fiscal year 2024 consisted solely of performance share units with performance targets based on the fiscal year 2024 revenue, adjusted EBITDA, and unlevered adjusted free cash flow of Cimpress (for Cimpress executive officers) or Vista (for Florian Baumgartner). This design maintains focus on both in-year financial performance and, since the awards vest over four years, multi- year share price appreciation. We refer to these performance share units as FY24 PSUs, and throughout this proxy statement we refer to the FY24 PSUs and the 3YMA-based PSUs collectively as PSUs. As part of the design, the Compensation Committee assigned relative weightings to each financial metric. In fiscal year 2024, the Compensation Committee approved the following weightings: • fiscal year 2024 revenue: 10% • fiscal year 2024 adjusted EBITDA: 45% • fiscal year 2024 unlevered adjusted free cash flow: 45% 4

After the end of fiscal year 2024, the number of shares issuable pursuant to each FY24 PSU was determined and fixed based on (i) the relative weightings of each financial metric and (ii) the degree of achievement against each performance target, as described further below.

LTI recipients in Cimpress central teams and Vista other than executive officers received a mix of FY24 PSUs and restricted share units (RSUs) depending on their seniority level.

Competitive Compensation Program

In determining the compensation of our executive officers, our Compensation Committee takes into account the competitiveness of our executive compensation program, the internal equity of compensation among our executives, and each executive's impact, criticality, and scope of role. The Committee does not assign specific weights to particular factors but considers them together in determining compensation. To assess the competitiveness of our executive compensation program for fiscal year 2024, our Compensation Committee used a compensation analysis that we developed internally using data from the comparison peer group described below, published compensation survey data, and detailed historical compensation analyses for each executive officer. The Committee did not engage an outside compensation consultant. We chose the 16 publicly traded companies that comprise our peer group based on revenue, market capitalization, location, and industry, while taking into account the high-growth, technology-enabled businesses with which we might reasonably expect to compete for executive-level talent. The companies in our peer group for fiscal year 2024 are:

Akamai Technologies, Inc.	iRobot Corporation	Teradyne, Inc.
CarGurus, Inc.	New Relic, Inc.	TripAdvisor, Inc.
Cerence, Inc.	Pegasystems, Inc.	Upwork, Inc.
Etsy, Inc.	PTC, Inc.	Yelp, Inc.
HubSpot, Inc.	Rapid7, Inc.	
IAC Inc.	Stitch Fix, Inc.	

For fiscal year 2024, the principal elements of our compensation program for our named executive officers included base salary, LTI awards in the form of FY24 PSUs, and standard health and welfare benefits that are applicable to employees in each executive's geographic location.

The amount of total target compensation granted to Robert Keane did not change from fiscal year 2023 to fiscal year 2024, but the Compensation Committee adjusted the mix of Mr. Keane's annual cash compensation and LTI compensation to more closely align Mr. Keane's guaranteed cash compensation with other executive officers. Specifically, the Compensation Committee reduced Mr. Keane's base salary by $750,000 to $1,000,000 for fiscal year 2024 while increasing his LTI compensation by $750,000 to $7,250,000. While in fiscal years 2017 through 2023 Mr. Keane received all of his LTI compensation in the form of 3YMA-based PSUs, in fiscal year 2024 he received FY24 PSUs based on the financial performance of Cimpress on a consolidated basis.

For Sean Quinn and Maarten Wensveen, taking into account the totality of the factors described above, the Compensation Committee kept the amount of total target compensation and the mix of annual cash compensation and LTI compensation the same from fiscal year 2023 to fiscal year 2024. Like Mr. Keane, the fiscal year 2024 LTI compensation of Messrs. Quinn and Wensveen consisted of FY24 PSUs based on the financial performance of Cimpress on a consolidated basis.

For Florian Baumgartner, the Compensation Committee maintained his fiscal year 2024 base salary at the same level as fiscal 2023. Mr. Baumgartner received only a small portion of his base salary in cash because he had elected in December 2020 to reduce his base salary by 88% for a four-year period from January 1, 2021 to December 31, 2024 in exchange for an RSU award granted on January 1, 2021 with a value (based on Cimpress' then-current share price) equal to the cumulative salary reduction, which RSUs vest in 16 equal quarterly installments over four years. The Compensation Committee increased the amount of Mr. Baumgartner's annual LTI award for fiscal year 2024 by $250,000 to $2,750,000, consisting of FY24 PSUs based on the financial performance of the Vista business. Mr. Baumgartner's overall LTI compensation was lower in fiscal year 2024 than in fiscal year 2023 due to a one-time RSU award he received in January 2023 in connection with his promotion to CEO, Vista and designation as an executive officer.

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Long-Term Incentive Program

In fiscal year 2024, 100% of the LTI compensation we granted to our executive officers was in the form of FY24 PSU awards. Our executive officers also hold legacy 3YMA-based PSU awards granted to them in prior years, none of which have paid out because none of the performance conditions has been satisfied, and our executive officers other than Mr. Keane hold share options and RSU awards that were granted to them in prior years and continued to vest in fiscal year 2024.

FY24 Performance Share Units. The financial metrics, performance targets, weightings, and multipliers are as follows:

Fiscal Year 2024 Revenue
Performance Target for Cimpress: $3,264,404,427
Performance Target for Vista: $1,739,717,330
Weighting: 10%

Percentage Achievement	<95% (Below Threshold)	95% (Threshold)	100% (Target)	105% or higher (Maximum)
Multiplier	0%	60%	100%	160%

Fiscal Year 2024 Adjusted EBITDA
Performance Target for Cimpress: $420,000,000
Performance Target for Vista: $333,842,676
Weighting: 45%

Percentage Achievement	<90% (Below Threshold)	90% (Threshold)	100% (Target)	110% or higher (Maximum)
Multiplier	0%	60%	100%	160%

Fiscal Year 2024 Unlevered Free Cash Flow
Performance Target for Cimpress: $288,497,675
Performance Target for Vista: $283,470,167
Weighting: 45%

Percentage Achievement	<90% (Below Threshold)	90% (Threshold)	100% (Target)	110% or higher (Maximum)
Multiplier	0%	60%	100%	160%

Once the Committee determines the multiplier for the FY24 PSU awards based on the level of achievement against the performance targets as outlined above, the awards vest over four years following the grant date subject to continued employment on each vest date.

In August 2024, the Compensation Committee determined that the multiplier for the FY24 PSU awards based on Cimpress' consolidated results is 151% based on 95.23% achievement of the revenue target, 153.58% achievement of the adjusted EBITDA target, and 160% achievement of the unlevered free cash flow target. The Committee determined that the multiplier for the FY24 PSU awards based on Vista's results is 145% based on 104.30% achievement of the revenue target, 139.62% achievement of the adjusted EBITDA target, and 160% achievement of the unlevered free cash flow target. Please see Appendix A attached to this proxy statement for reconciliations of the LTI financial measures to the financial measures reported in our audited financial statements in accordance with generally accepted accounting principles.

Share Options and Restricted Share Units. In previous fiscal years, we granted share options and RSU awards to executives other than Mr. Keane that vest over four years. The share options have a ten-year term and an exercise price equal to the closing price of Cimpress' shares on the NASDAQ Global Select Market on the grant date. Upon vesting each RSU is settled in ordinary shares of Cimpress plc on a one-to-one basis so long as Cimpress continues to employ the recipient on the vesting date.

3YMA-Based Performance Share Units. The 3YMA-based PSU awards granted to our executive officers in previous fiscal years pay out only if the 3YMA reaches or exceeds specified CAGR thresholds which require our 3YMA to steadily increase over a period of several years. The 3YMA-based PSU awards have performance periods

6

ranging from four to ten years, and each anniversary of the grant date within the performance period is a performance measurement date. On the first such measurement date that the 3YMA equals or exceeds the threshold CAGR set forth in the award agreement as compared to the 3YMA at the date of grant, the performance condition would be satisfied, and we would issue to the employee the number of Cimpress ordinary shares determined by multiplying the number of PSUs subject to the award by the applicable performance-based multiplier. The performance-based multipliers range from 75% for a 7% 3YMA CAGR to 250% for a 3YMA CAGR of 20% or above. If the 3YMA CAGR does not reach at least the lowest performance threshold set forth in the PSU award agreement on any of the measurement dates during the performance period, then the PSU award would terminate and no Cimpress ordinary shares would be issued with respect to the award. The 3YMA-based PSUs generally service vest 25% per year over four years so long as the employee remains employed by Cimpress on each vesting date. To date, no shares have been issued on any of the performance measurement dates for our outstanding 3YMA- based PSUs because our 3YMA has been well below the applicable CAGR thresholds. The 3YMA CAGR thresholds are higher for future measurement dates, making future share issuances unlikely unless there is a dramatic and sustained increase in our share price. Benefit Programs The Compensation Committee believes that all employees based in the same geographic location should have access to similar levels of health and welfare benefits, and therefore our executive officers are eligible for the same health and welfare benefits, including medical, dental, vision, and disability plans, group life and accidental death and disability insurance and other benefit plans, as those offered to other employees in their location. U.S.-based employees may participate in a 401(k) plan that provides a company match of up to 50% on the first 6% of the participant’s eligible compensation that is contributed, subject to certain limits under the United States Internal Revenue Code of 1986, with company matching contributions vesting over a four-year period. We also provide customary pension plans to our European employees. Perquisites In general, executives are not entitled to benefits that are not otherwise available to all other employees who work in the same geographic location. However, in fiscal year 2024 Mr. Keane relocated his primary residence and principal work location for personal reasons, and Cimpress supported this relocation by forming a new subsidiary to serve as Mr. Keane's primary employer and obtaining legal and tax advice relating to Mr. Keane's employment. The external costs that Cimpress incurred in these efforts are considered "perquisites" under SEC rules and are therefore reported in the "All Other Compensation Column" of the Summary Compensation Table below even though Mr. Keane did not receive any payments from Cimpress related to his relocation. Realized Compensation To supplement the SEC-required disclosure, the chart below shows the Realized Compensation for each named executive officer. We define "Realized Compensation" as the total of (1) salary received, (2) bonus received, (3) the value of all Cimpress shares issued pursuant to the vesting of share awards including shares withheld for taxes, and (4) the value of Cimpress shares subject to option awards that vested, in each case, during a given fiscal year. Because the Summary Compensation Table in the Executive Compensation Tables section of this proxy statement includes the value of equity awards only in the fiscal year during which they are granted and does not account for vesting of outstanding awards, the impacts of performance-based multipliers on vesting quantities, or changes to our share price at the time of vesting events, an executive's Realized Compensation often varies significantly from the amounts shown in the Summary Compensation Table. The table immediately below compares Realized Compensation to the totals shown in the Summary Compensation Table. 7

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Value of Vested Share Award Shares ($)(1)	Value of Vested Option Shares ($)(2)	Realized Compensation ($)	Summary Compensation Table Total ($)
Robert S. Keane	2024	1,000,000	—	—	—	1,000,000	8,284,739
Chairman and Chief Executive	2023	1,756,346	—	—	—	1,756,346	3,077,261
Officer, Cimpress	2022	766,468	—	—	—	766,468	8,133,820
Florian Baumgartner	2024	93,662	200,000	3,209,238	482,106	3,985,006	3,043,607
Executive Vice President and	2023	94,292	200,000	949,626	181,126	1,425,044	3,294,244
Chief Executive Officer, Vista							
Sean Quinn	2024	800,000	—	3,459,764	655,621	4,915,385	4,210,093
Executive Vice President and	2023	800,000	—	724,799	246,344	1,771,143	4,209,727
Chief Financial Officer	2022	800,000	129,375	574,051	—	1,503,426	7,351,074
Maarten Wensveen	2024	750,000	—	2,467,068	530,316	3,747,384	3,510,295
Executive Vice President and	2023	750,000	—	370,842	199,240	1,320,082	3,510,296
Chief Technology Officer	2022	750,000	—	362,150	—	1,112,150	5,269,744

(1) The value realized on vesting of share awards is determined by multiplying the number of shares that vested by the closing sale price of our ordinary shares on Nasdaq on the vest date, or on the last trading date immediately before the vest date if the vest date is not a trading date.

(2) The value realized on vesting of option shares is determined by multiplying the number of shares that vested by the difference between the exercise price of the options and the closing sale price of our ordinary shares on Nasdaq on the vest date, or on the last trading date immediately before the vest date if the vest date is not a trading date.

Executive Retention and Other Agreements

Executive Retention Agreements

We have entered into executive retention agreements with all of our named executive officers. Under the executive retention agreements, if we terminate an executive officer's employment other than for cause, death, or disability or the executive terminates his employment for good reason before a change in control of Cimpress or within one year after a change in control (as cause, disability, good reason, and change in control are defined in the agreements), then the executive is entitled to receive the following:

- A lump sum severance payment equal to two years' base salary and 200% of any annual cash incentive award in the case of Mr. Keane, and one year's base salary and 100% of any annual cash incentive award in the case of the other executive officers. The annual cash incentive award portion of this severance payment is based on the amount the executive officer would receive if the applicable performance criteria, if any, were achieved at target levels.
- With respect to any outstanding annual cash incentive award, payment of a pro rata portion of the award (assuming achievement of the applicable performance criteria, if any, at target levels) based on the number of days elapsed from the beginning of the then current fiscal year until the date of termination, less any amount previously paid to the executive under such award.
- With respect to any outstanding multi-year cash incentive award, payment of a pro rata portion of the award (assuming achievement of the applicable performance criteria, if any, at target levels) based on the number of days elapsed from the beginning of the then current performance period until the date of termination, less any amount previously paid to the executive under such award.
- The continuation of all other employment-related benefits for two years after termination for Mr. Keane and one year after termination for the other executive officers.

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• If the termination occurs within 12 months after a change in control of Cimpress, then each of the executive officer's share option awards remains exercisable until the earlier of 12 months after termination or the original expiration date of the award. The executive retention agreements also provide that if there is a change in control of Cimpress plc or if the executive officer’s employment is terminated within 180 days before a change in control of Cimpress plc (other than a termination by Cimpress for cause or a resignation by the executive without good reason), then effective upon the date of the change in control: • All equity awards granted to the executive officers will accelerate and become fully vested, with any equity award subject to performance-based vesting being deemed to be earned at 100% of the target levels of performance for such award. ◦ However, this acceleration does not apply to 3YMA-based PSU awards or the salary-replacement RSU award granted on January 1, 2021 to Mr. Baumgartner. The accelerated vesting provisions of those awards are described below. • The performance criteria (if any) applicable to any outstanding annual or multi-year cash incentive awards will be deemed satisfied at 100% of the target levels of performance for such awards, and the executive officers will be entitled to receive 100% of the target amount of each such annual or multi-year award, less any amount previously paid to the executive under such awards. • Solely in the case of Mr. Keane, if Mr. Keane is required to pay any excise tax pursuant to Section 4999 of the U.S. Internal Revenue Code of 1986 as a result of compensation payments made to him, or benefits he obtained (including the acceleration of equity awards), in connection with a change in ownership or control of Cimpress plc, he will be entitled to receive a gross-up payment equal to the amount of such excise tax plus any additional taxes attributable to such gross-up payment. However, if reducing Mr. Keane's compensation payments by up to $50,000 would eliminate the requirement to pay an excise tax under Section 4999, then Cimpress has the right to reduce the payments by up to $50,000 to avoid triggering the excise tax and thus avoid providing a gross-up payment to Mr. Keane. 3YMA-Based PSU Awards The equity plans and agreements that govern our 3YMA-based PSUs provide that, upon a change in control, all 3YMA-based PSUs that have satisfied the applicable service-based vesting conditions will be settled for Cimpress ordinary shares in accordance with the terms of the awards if the actual price paid per share to holders of Cimpress' securities in connection with the change in control equals or exceeds the minimum 3YMA CAGR thresholds set forth in the award agreements calculated as of the change in control date. Mr. Baumgartner's Salary Replacement RSU Award The RSU agreement that governs the RSU award Mr. Baumgartner received on January 1, 2021 to replace 88% of his salary over a four-year period provides that if Cimpress terminates Mr. Baumgartner's employment without cause (as defined in the agreement), then the "pro rata portion" of unvested RSUs will accelerate and become vested, but there is no acceleration upon a change in control. The "pro rata portion" of unvested RSUs is equal to (x) the number of RSUs that would have vested on the first vesting date that follows the end of the fiscal quarter in which Mr. Baumgartner's separation date occurs multiplied by (y) the quotient of the number of calendar days from the beginning of the fiscal quarter to the separation date divided by the number of calendar days in such fiscal quarter. The following table sets forth information about the potential payments to our named executive officers upon their termination or a change in control of Cimpress, assuming that a termination or change in control took place on June 30, 2024. 9

Name	Cash Payment ($)(1)	Accelerated Vesting of Share Options ($)(2)	Accelerated Vesting of RSUs and PSUs ($)(3)	Benefits ($)(4)	Tax Gross-Up Payment ($)(5)	Total ($)
Robert S. Keane						
• Termination Without Cause or With Good Reason	2,000,000	—	—	43,479	—	2,043,479
• Change in Control	—	—	9,027,159	—	—	9,027,159
• Change in Control w/ Termination Without Cause or With Good Reason	2,000,000	—	9,027,159	43,479	—	11,070,638
Florian Baumgartner (6)						
• Termination Without Cause or With Good Reason	93,662	—	160,502	10,293	—	264,457
• Change in Control	—	1,129,582	7,925,201	—	—	9,054,783
• Change in Control w/ Termination Without Cause or With Good Reason	93,662	1,129,582	8,085,703	10,293	—	9,319,240
Sean E. Quinn						
• Termination Without Cause or With Good Reason	800,000	—	—	27,691	—	827,691
• Change in Control	—	1,536,270	7,901,809	—	—	9,438,079
• Change in Control w/ Termination Without Cause or With Good Reason	800,000	1,536,270	7,901,809	27,691	—	10,265,770
Maarten Wensveen						
• Termination Without Cause or With Good Reason	750,000	—	—	27,403	—	777,403
• Change in Control	—	1,242,548	5,911,310	—	—	7,153,858
• Change in Control w/ Termination Without Cause or With Good Reason	750,000	1,242,548	5,911,310	27,403	—	7,931,261

(1) Amounts in this column represent severance amounts payable under the executive retention agreements upon the triggering event described in the first column.

(2) Amounts in this column represent the value of unvested, in-the-money share options upon the triggering event described in the first column. The value of share options is based on the difference between the exercise price of the options and $87.61 per share, which was the closing price of our ordinary shares on Nasdaq on June 28, 2024, the last trading day of fiscal year 2024.

(3) Amounts in this column represent the value, based on $87.61 per share, which was the closing price of our ordinary shares on Nasdaq on June 28, 2024, the last trading day of fiscal year 2024, of unvested RSUs and FY24 PSUs that would vest upon the triggering event described in the first column. For 3YMA-based PSUs, we assumed the price paid per share to holders of Cimpress' shares in connection with the change in control would represent a CAGR below the target performance goal for the PSU awards and accordingly that no shares would be issued pursuant to outstanding 3YMA-based PSU awards in a change in control.

(4) Amounts reported in this column represent the estimated cost of providing employment related benefits (such as insurance for medical, dental, and vision) during the period the named executive officer is eligible to receive those benefits under the executive retention agreements, which is two years for Mr. Keane and one year for the other named executive officers.

(5) None of our executive officers other than Mr. Keane have excise tax gross-up provisions in their agreements. We calculated the amount of tax gross up to which Mr. Keane would have been entitled if a triggering event had occurred on June 30, 2024 and determined that he would not have been entitled to a gross-up payment based on the assumptions described above.

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(6) The amounts relating to cash payments and welfare benefits for Mr. Baumgartner would be payable in Euros. For purposes of this table, we converted these payments from Euros to U.S. dollars at a currency exchange rate of €1.00 to $1.07658 based on the average currency exchange rate for the month of June 2024. The Role of Company Executives in the Compensation Process Although the Compensation Committee makes the final decisions about executive compensation, the Committee also takes into account the views of our Chief Executive Officer, who makes initial recommendations with respect to the compensation of executive officers other than himself. Other employees of Cimpress also participate in the preparation of materials presented to or requested by the Compensation Committee for use and consideration at Compensation Committee meetings. Share Ownership Guidelines We have share ownership guidelines for all of our executive officers and members of our Board of Directors. The guidelines require our executive officers and directors to hold Cimpress equity, including ordinary shares they hold directly or indirectly, unvested RSUs, vested and unvested PSUs, and vested, unexercised, in-the-money share options, with a value, based on the two-year trailing average of the closing prices of Cimpress' ordinary shares on Nasdaq, equal to or greater than a multiple of the executive officer’s annual base salary or the director's annual retainer, as follows: • Chief Executive Officer: 5 times annual base salary • Other executive officers: 3 times annual base salary • Board of Directors: 3 times Board annual cash retainer We give each executive officer and Board member four years from his or her initial appointment as a Cimpress executive officer or director to comply with the share ownership guidelines. As of June 30, 2024, all executive officers and directors had satisfied their ownership guideline requirement. Share Option Granting Practices We did not grant any share options to executives or employees during fiscal year 2024. Compensation Committee Report The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on the Compensation Committee’s review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement. Compensation Committee of the Board of Directors Scott J. Vassalluzzo, Chair Sophie A. Gasperment Zachary S. Sternberg 11

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table summarizes the compensation as required to be disclosed by SEC rules in each of the last three fiscal years for:

(i) our principal executive officer,

(ii) our principal financial officer, and

(iii) our other executive officers as of June 30, 2024.

Throughout this proxy statement, we refer to the individuals listed in (i) through (iii) above as our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	Share Awards ($)(3)	Option Awards ($)(3)	All Other Compensation ($)	Total ($)
Robert S. Keane	2024	1,000,000	—	7,249,901	—	34,838(5)	8,284,739
Chairman and Chief	2023	1,756,346	—	1,320,915	—	—	3,077,261
Executive Officer, Cimpress	2022	766,468	—	7,342,285	—	25,067	8,133,820
Florian Baumgartner(4)	2024	93,662	200,000	2,749,945	—	—	3,043,607
Executive Vice President and	2023	94,292	200,000	1,749,969	1,249,983	—	3,294,244
Chief Executive Officer, Vista							
Sean E. Quinn	2024	800,000	—	3,399,997	—	10,096(6)	4,210,093
Executive Vice President	2023	800,000	—	1,699,975	1,699,987	9,765	4,209,727
and Chief Financial Officer	2022	800,000	129,375	6,412,776	—	8,923	7,351,074
Maarten Wensveen	2024	750,000	—	2,749,945	—	10,350(6)	3,510,295
Executive Vice President and	2023	750,000	—	1,374,958	1,374,988	10,350	3,510,296
Chief Technology Officer	2022	750,000	—	4,510,594	—	9,150	5,269,744

(1) In fiscal years 2019 through 2022, Mr. Keane received as much of his compensation as possible in the form of 3YMA-based PSUs, within the 75,000 PSUs per fiscal year limit set forth in his PSU Limitation Agreement. For Mr. Keane, the amount in this column for fiscal year 2022 represents the amount of his compensation that exceeded the 75,000 PSUs per fiscal year limit set forth in his PSU Limitation Agreement and was instead paid to him in cash as salary.

(2) The amounts reported in this column for Messrs. Baumgartner and Quinn represent the payment of cash retention bonuses that were granted in previous fiscal years and vested in the years shown.

(3) The amounts reported in these columns represent a dollar amount equal to the grant date fair value of the share options and share awards as computed in accordance with FASB ASC Topic 718. You can find the assumptions we used in the calculations for these amounts in Note 11 to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2024. See footnote 5 to the Grants of Plan-Based Awards in the Fiscal Year Ended June 30, 2024 table for the value of the FY24 PSUs granted in fiscal year 2024 assuming the maximum achievement of the performance conditions.

(4) Mr. Baumgartner was designated an executive officer of Cimpress in February 2023 in connection with his promotion to Chief Executive Officer of Vista. The amounts paid to or on behalf of Mr. Baumgartner (other than option and share awards) were paid in Euros. For fiscal year 2024, we converted these payments as reflected in this table from Euros to U.S. dollars at a currency exchange rate of €1.00 to $1.07658 based on the average currency exchange rate for the month of June 2024.

(5) This amount represents Cimpress' external costs associated with its support of Mr. Keane's relocation of his primary residence and principal work location, including the formation and maintenance of a new subsidiary and obtaining legal and tax advice relating to Mr. Keane's employment.

(6) This amount represents our matching contributions under our 401(k) deferred savings retirement plans.

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Grants of Plan-Based Awards in the Fiscal Year Ended June 30, 2024

The following table contains information about plan-based awards granted to each of our named executive officers during the fiscal year ended June 30, 2024.

		Estimated Possible Payouts Under Equity Incentive Plan Awards(1)			
Name	Grant Date	Threshold (#)(2)	Target (#)(3)	Maximum (#)(4)	Grant Date Fair Value of Share Awards ($)(5)
Robert S. Keane	8/15/2023	60,897	101,495	162,392	7,124,949
	12/14/2023	925	1,543	2,468	124,952
Florian Baumgartner	8/15/2023	23,503	39,173	62,676	2,749,945
Sean E. Quinn	8/15/2023	29,059	48,433	77,492	3,399,997
Maarten Wensveen	8/15/2023	23,503	39,173	62,676	2,749,945

(1) These columns represent FY24 PSU awards. Each PSU represents a right to receive between 0 and 1.6 Cimpress ordinary shares upon the satisfaction of (A) service-based vesting, and (B) performance conditions relating to he fiscal year 2024 revenue, adjusted EBITDA, and unlevered free cash flow of Cimpress (for Cimpress executive officers) or Vista (for Florian Baumgartner). The service-based vesting condition is that these FY24 PSU awards vest as to 25% of the number of PSUs subject to the award on August 15, 2024 and as to 6.25% of the number of PSUs every three months thereafter until August 15, 2028.

(2) These amounts represent the number of Cimpress ordinary shares that would be subject to each FY24 PSU award if the target for the fiscal year 2024 revenue had been achieved at a 95% level and the adjusted EBITDA and unlevered cash flow had been achieved at a 90% level (multiplier of 60%).

(3) These amounts represent the number of Cimpress ordinary shares that would be subject to each FY24 PSU award if the targets for the fiscal year 2024 revenue, adjusted EBITDA, and unlevered cash flow had been achieved at a 100% level (multiplier of 100%).

(4) These amounts represent the number of Cimpress ordinary shares that would be subject to each FY24 PSU award if the target for the fiscal year 2024 revenue had been achieved at a 105% level or above and the adjusted EBITDA and unlevered cash flow had been achieved at a 110% level or above (multiplier of 160%).

(5) The amounts reported in this column represent the grant date fair value for the equity awards computed in accordance with FASB ASC Topic 718. You can find the assumptions we used in the calculations for these amounts in Note 11 to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2024. The maximum value of the FY24 PSUs assuming the maximum achievement of the performance conditions is $11,599,777 for Mr. Keane, $4,399,855 for Messrs. Baumgartner and Wensveen, and $5,439,938 for Mr. Quinn. We calculated the maximum values by multiplying the maximum number of shares issuable pursuant to each FY24 PSU award by the closing price of our ordinary shares on Nasdaq on the grant date.

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Outstanding Equity Awards at June 30, 2024

The following table contains information about outstanding option awards, unvested RSUs and FY24 PSUs, and unearned shares subject to 3YMA-based PSUs as of June 30, 2024 for each of our named executive officers.

	Option Awards				Share Awards			
	Number of Securities Underlying Unexercised Options (1)		Option Exercise Price	Option Expiration Date	Number of Share Units That Have Not Vested	Market Value of Share Units That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares	Equity Incentive Plan Awards: Market Value of Unearned Shares
Name	(#) Exercisable	(#) Unexercisable	($)		(#)(2)	($)(3)	(#)	($)(4)
Robert S. Keane					155,586(5)	13,630,889	93,750(6)	8,213,438
							78,970(7)	6,918,562
							73,498(8)	6,439,160
							10,759(9)	942,596
							91,536(10)	8,019,469
							1,398(11)	122,479
							19,010(12)	1,665,466
							1,403(13)	122,917
							73,335(14)	6,424,879
							79,322(15)	6,949,400
							10,886(16)	953,722
							1,611(17)	141,140
							1,288(18)	112,842
							91,768(19)	8,039,794
							1,981(20)	173,555
Florian Baumgartner	3,410	27,278	46.20	8/15/2032	56,800(5)	4,976,248	10,743(21)	941,194
					1,329(22)	116,434	10,999(23)	963,622
					5,496(24)	481,505	10,451(25)	915,612
					834(26)	73,067		
					1,869(27)	163,743		
					4,228(28)	370,415		
					16,527(29)	1,447,930		
					15,219(30)	1,333,337		
					11,281(31)	988,328		
Sean E. Quinn	37,099	37,099	46.20	8/15/2032	73,133(5)	6,407,182	24,301(6)	2,129,011
					3,988(22)	349,389	20,306(7)	1,779,009
					1,489(26)	130,451	18,898(8)	1,655,654
					5,609(27)	491,404	22,952(32)	2,010,825
					9,977(28)	874,085	19,641(23)	1,720,748
					20,697(30)	1,813,264	19,410(25)	1,700,510
Maarten Wensveen	30,007	30,006	46.20	8/15/2032	59,151(5)	5,182,219	14,400(6)	1,261,584
					3,323(22)	291,128	6,016(7)	527,062
					4,674(27)	409,489	3,651(8)	319,864
					3,563(28)	312,154	18,362(32)	1,608,695

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16,740(30) 1,466,591 20,951(23) 1,835,517 16,175(25) 1,417,092 ___________________ (1) 25% of the original number of shares subject to each option award vest on June 30, 2023, and 6.25% of the original number of shares vest every three months thereafter until June 30, 2026, so long as the named executive officer continues to be an eligible participant under Cimpress' 2020 Equity Incentive Plan on each vesting date. (2) These amounts represent the number of Cimpress ordinary shares issuable pursuant to RSU and FY24 PSU awards upon vesting. (3) The market value of the unvested RSUs and FY24 PSUs is determined by multiplying the number of shares issuable pursuant to the RSU and FY24 PSU awards by $87.61 per share, which was the closing price of our ordinary shares on Nasdaq on June 28, 2024, the last trading day of fiscal year 2024. (4) The market value of the unearned 3YMA-based PSUs is determined by multiplying the number of shares that would be issuable if the conditions described in the footnotes below were achieved by $87.61 per share, which was the closing price of our ordinary shares on Nasdaq on June 28, 2024, the last trading day of fiscal year 2024. (5) This amount represents the number of Cimpress ordinary shares issuable pursuant to this FY24 PSU award if the service-based condition is satisfied and reflects the Compensation Committee's determination of the number of ordinary shares earned for each FY24 PSU based on Cimpress' and Vista's actual fiscal year 2024 revenue, adjusted EBITDA, and unlevered free cash flow compared to the performance targets set by the Compensation Committee. The service- based vesting condition is that these FY24 PSU awards vest as to 25% of the number of PSUs subject to the award on August 15, 2024 and as to 6.25% of the number of PSUs every three months thereafter until August 15, 2028, so long as the named executive officer continues to be an eligible participant under Cimpress' 2020 Equity Incentive Plan on each vesting date. (6) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 11% to 11.99% on any August 15 of 2022 through 2026, compared to $69.44, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition has been fully satisfied for these 3YMA-based PSUs, but no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. (7) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 11% to 11.99% on any August 15 of 2023 through 2027, compared to $83.10, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition has been fully satisfied for these 3YMA-based PSUs, but no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. (8) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 11% to 11.99% on any August 15 of 2024 through 2028, compared to $102.68, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition has been fully satisfied for these 3YMA-based PSUs, but no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. (9) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 11% to 11.99% on any February 15 of 2025 through 2029, compared to $109.35, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition has been fully satisfied for these 3YMA-based PSUs, but no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. (10) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 11% to 11.99% on any August 15 of 2025 through 2029, compared to $108.92, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition has been fully satisfied for these 3YMA-based PSUs, but no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. (11) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 11% to 11.99% on any November 15 of 2025 through 2029, compared to $111.70, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition has been fully satisfied for these 3YMA-based PSUs, but no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. (12) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 11% to 11.99% on any August 15 of 2026 through 2030, compared to $112.72, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition has been fully satisfied for these 3YMA-based PSUs, but no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. (13) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 11% to 11.99% on any November 15 of 2026 through 2030, compared to $111.23, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition of these 3YMA-based PSUs is that 25% of the PSUs vest on November 24 of each of 2021 through 2024 so long as Mr. Keane continues to be an eligible participant under Cimpress' 2016 Performance Equity Plan on such vesting date. However, no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. 15

(14) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 11% to 11.99% on any February 15 of 2027 through 2031, compared to $108.31, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition has been fully satisfied for these 3YMA-based PSUs, but no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. (15) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 11% to 11.99% on any August 15 of 2027 through 2031, compared to $100.46, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition of these 3YMA-based PSUs is that 25% of the PSUs vest on June 30 of each of 2022 through 2025 so long as Mr. Keane continues to be an eligible participant under Cimpress' 2020 Equity Incentive Plan on such vesting date. However, no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. (16) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 11% to 11.99% on any August 15 of 2027 through 2031, compared to $100.46, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition has been fully satisfied for these 3YMA-based PSUs, but no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. (17) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 11% to 11.99% on any November 15 of 2027 through 2031, compared to $96.94, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition of these 3YMA-based PSUs is that 25% of the PSUs vest on November 29 of each of 2022 through 2025 so long as Mr. Keane continues to be an eligible participant under Cimpress' 2020 Equity Incentive Plan on such vesting date. However, no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. (18) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 11% to 11.99% on any November 15 of 2027 through 2031, compared to $96.94, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition has been fully satisfied for these 3YMA-based PSUs, but no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. (19) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 11% to 11.99% on any November 16 of 2028 through 2032, compared to $78.82, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition of these 3YMA-based PSUs is that 25% of the PSUs vest on June 30 of each of 2023 through 2026 so long as Mr. Keane continues to be an eligible participant under Cimpress' 2020 Equity Incentive Plan on such vesting date. However, no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. (20) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 11% to 11.99% on any November 16 of 2028 through 2032, compared to $78.82, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition of these 3YMA-based PSUs is that 25% of the PSUs vest on November 15 of each of 2023 through 2026 so long as Mr. Keane continues to be an eligible participant under Cimpress' 2020 Equity Incentive Plan on such vesting date. However, no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. (21) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 9% to 9.99% on any November 15 of 2023 through 2027, compared to $111.70, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition has been fully satisfied for these 3YMA-based PSUs, but no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. (22) These RSU awards vest as to 25% of the original number of units on July 1 of each of 2021 through 2024, on each of which dates we will automatically issue one ordinary share for each vested unit so long as the named executive officer continues to be an eligible participant under Cimpress' 2011 Equity Incentive Plan on that date. (23) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 9% to 9.99% on any February 15 of 2025 through 2029, compared to $95.46, which was the two-year moving average daily closing price of Cimpress' ordinary shares on the grant date. The service-based vesting condition has been fully satisfied for these 3YMA-based PSUs, but no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. (24) This RSU award vests as to 6.25% of the original number of units on May 15, 2021 and as to an additional 6.25% on the 15th day of every third month thereafter until February 15, 2025, on each of which dates we will automatically issue one ordinary share for each vested unit so long as Mr. Baumgartner continues to be an eligible participant under Cimpress' 2020 Equity Incentive Plan on that date. (25) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 9% to 9.99% on any August 15 of 2025 through 2029, compared to $100.46, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition for these 3YMA-based PSUs is that 25% of the original number of PSUs vest on June 30 of each of 2022 through 2025 so long as the named executive officer continues to be an eligible participant under Cimpress' 2020 Equity Incentive Plan on each vesting date. However, no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds. (26) These RSU awards vest as to 25% of the original number of units on August 15 of each of 2021 through 2024, on each of which dates we will automatically issue one ordinary share for each vested unit so long as the named executive officer continues to be an eligible participant under Cimpress' 2020 Equity Incentive Plan on that date. 16

(27) These RSU awards vest as to 25% of the original number of units on August 15 of each of 2022 through 2025, on each of which dates we will automatically issue one ordinary share for each vested unit so long as the named executive officer continues to be an eligible participant under Cimpress' 2020 Equity Incentive Plan on that date.

(28) These RSU awards vest as to one third of the original number of units on February 15 of each of 2023 through 2025, on each of which dates we will automatically issue one ordinary share for each vested unit so long as the named executive officer continues to be an eligible participant under Cimpress' 2020 Equity Incentive Plan on that date.

(29) This RSU award vests as to 25% of the original number of units on April 15 of each of 2023 through 2026, on each of which dates we will automatically issue one ordinary share for each vested unit so long as Mr. Baumgartner continues to be an eligible participant under Cimpress' 2020 Equity Incentive Plan on that date.

(30) These RSU awards vest as to 25% of the original number of units on August 15, 2023 and as to an additional 6.25% on the 15th day of every third month thereafter until August 15, 2026, on each of which dates we will automatically issue one ordinary share for each vested unit so long as the named executive officer continues to be an eligible participant under Cimpress' 2020 Equity Incentive Plan on that date.

(31) This RSU award vests as to 25% of the original number of units on January 15, 2024 and as to an additional 6.25% on the 15th day of every third month thereafter until January 15, 2027, on each of which dates we will automatically issue one ordinary share for each vested unit so long as Mr. Baumgartner continues to be an eligible participant under Cimpress' 2020 Equity Incentive Plan on that date.

(32) This amount represents the number of Cimpress ordinary shares that would be issuable if the 3YMA CAGR is 9% to 9.99% on any August 15 of 2023 through 2027, compared to $108.92, which was the 3YMA of Cimpress' ordinary shares on the grant date. The service-based vesting condition has been fully satisfied for these 3YMA-based PSUs, but no shares will be earned or issuable until the 3YMA on a measurement date meets or exceeds the CAGR performance thresholds.

Options Exercised and Shares Vested in the Fiscal Year Ended June 30, 2024

The following table contains information about option exercises and vesting of RSUs on an aggregated basis during fiscal year 2024 for each of our named executive officers. No shares were issued pursuant to PSUs during fiscal year 2024.

	Option Awards		Share Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(2)**
Robert S. Keane	—	—	—	—
Florian Baumgartner	23,869	1,016,829	39,882	3,209,238
Sean E. Quinn	—	—	45,978	3,459,764
Maarten Wensveen	—	—	33,864	2,467,068

(1) The value received on exercise of share options is determined by multiplying the number of shares exercised by the difference between the closing sale price of our ordinary shares on Nasdaq on the date of exercise and the exercise price.

(2) The value realized on vesting of RSUs is determined by multiplying the number of shares that vested by the closing sale price of our ordinary shares on Nasdaq on the vest date, or on the last trading date immediately before the vest date if the vest date is not a trading date.

CEO Pay Ratio

Mr. Keane's fiscal year 2024 annual total compensation was $8,284,739, as reported in the Summary Compensation Table above, and the fiscal year 2024 annual total compensation of our median compensated employee other than Mr. Keane was $28,970. The ratio of the median employee's total compensation to Mr. Keane's total compensation is 1-to-286. As supplemental information, Mr. Keane's Realized Compensation for fiscal year 2024, as described above in the Compensation Discussion and Analysis section, was $1,000,000, which yields a ratio of 1-to-35.

Because there were no changes to our employee population or employee compensation from fiscal year 2023 to fiscal year 2024 that significantly impacted our pay ratio disclosure, we used the same median employee for fiscal year 2024 as we did for fiscal year 2023. For purposes of identifying the median compensated employee for fiscal year 2023, we used the same methodology that we have used in the past: we took into account base salary (for salaried

17

employees) and wages paid (for hourly employees) during the fiscal year for all our employees as of May 1, 2023. We annualized this compensation for employees who did not work the entire fiscal year, except for employees designated as seasonal or temporary. 18

PAY VERSUS PERFORMANCE

The following table sets forth the total compensation of Robert Keane, our Chief Executive Officer (who is our principal executive officer as defined by SEC rules) and the average total compensation of our other named executive officers (Other NEOs) for fiscal years 2024, 2023, 2022, and 2021, both as reported in the Summary Compensation Table and with certain adjustments to reflect the “compensation actually paid” to such individuals, calculated in accordance with applicable SEC rules. The "compensation actually paid" amounts for fiscal years 2023, 2022, and 2021 set forth in the table below have been revised to reflect the Compliance and Disclosure Interpretations relating to Item 402(v) of Regulation S-K that the SEC published in the second half of calendar year 2023, and these amounts are therefore different from the "compensation actually paid" amounts for fiscal years 2023, 2022, and 2021 reported in the Pay Versus Performance table in our proxy statement dated October 26, 2023.

Our Compensation Committee did not consider “compensation actually paid,” as defined by SEC rules, when making its executive compensation decisions for the covered fiscal years. Please see the Compensation Discussion and Analysis section in this proxy statement for a discussion of our Compensation Committee’s philosophy, objectives, and practices when making executive compensation decisions.

“Compensation actually paid” does not reflect amounts actually realized or realizable by our CEO and Other NEOs and may be higher or lower than the amounts our executives actually realize. See the discussion of "Realized Compensation" in the Compensation Discussion and Analysis section of this proxy statement for a calculation of compensation realized or realizable by our executives in each fiscal year.

Pay Versus Performance Table

					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for CEO ($)	Compensation Actually Paid to CEO ($)(1)	Average Summary Compensation Table Total for Other NEOs ($)	Average Compensation Actually Paid to Other NEOs ($)(2)	Cimpress Total Shareholder Return ($)(3)	Peer Group Total Shareholder Return ($)(3)	Cimpress' Net Income (Loss) (in thousands) ($)(4)	Cimpress' Adjusted EBITDA (in thousands) ($)(5)
2024	8,284,739	21,341,751	3,587,998	8,308,863	114.76	123.66	173,682	457,503
2023	3,077,261	15,721,823	3,671,422	7,673,690	77.91	91.24	(185,978)	339,832
2022	8,133,820	(30,575,430)	6,310,409	(5,800,169)	50.96	82.38	(54,331)	281,063
2021	8,340,034	18,254,681	5,320,963	7,884,721	142.01	130.30	(85,229)	349,118

(1) Mr. Keane served as our principal executive officer for each of fiscal years 2021, 2022, 2023, and 2024. The following table shows for each covered fiscal year the adjustments made to the total compensation shown for Mr. Keane in the Summary Compensation Table to arrive at "compensation actually paid" as reflected in the table above.

Adjustments to Determine CEO Compensation Actually Paid	2024	2023	2022	2021
Summary Compensation Table Total	8,284,739	3,077,261	8,133,820	8,340,034
Subtract: Grant date fair values of equity awards reported in "Stock Awards" column of the Summary Compensation Table	(7,249,901)	(1,320,915)	(7,342,285)	(8,283,797)
Add: Fair value as of the end of the covered fiscal year (FY) of all equity awards granted during the covered FY that remain outstanding and unvested as of the end of the FY	9,027,159	4,870,500	1,508,362	8,752,710
Add: The change in fair value (whether positive or negative) as of the end of the covered FY from the end of the prior FY of any equity awards granted in any prior FY that remain outstanding and unvested as of the end of the covered FY	11,279,754	9,094,977	(32,875,327)	9,445,734
Add: The fair value as of the vesting date of any equity awards that are granted and vest in the same FY	—	—	—	—
Add: The change in fair value (whether positive or negative) as of the vesting date from the end of the prior FY of any equity awards granted in any prior FY for which all applicable vesting conditions were satisfied at the end of or during the covered FY	—	—	—	—
Subtract: Fair value at the end of the prior FY of any equity awards that fail to meet the applicable vesting conditions during the covered FY	—	—	—	—
Compensation Actually Paid to CEO	**21,341,751**	**15,721,823**	**(30,575,430)**	**18,254,681**

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(2) The Other NEOs whose compensation amounts are averaged and included in this table are Sean Quinn and Maarten Wensveen for all four fiscal years and Florian Baumgartner for fiscal years 2023 and 2024 only. The following table shows for each covered fiscal year the adjustments made to the average of the total compensation shown for the Other NEOs in the Summary Compensation Table to arrive at "compensation actually paid" as reflected in the table above.

Adjustments to Determine Average Other NEO Compensation Actually Paid	**2024**	**2023**	**2022**	**2021**
Summary Compensation Table Total (Average)	3,587,998	3,671,422	6,310,409	5,320,963
Subtract: Grant date fair values of equity awards reported in "Option Awards" column of the Summary Compensation Table	—	(1,441,653)	—	—
Subtract: Grant date fair values of equity awards reported in "Stock Awards" column of the Summary Compensation Table	(2,966,629)	(1,608,301)	(5,461,685)	(4,349,908)
Add: Fair value as of the end of the covered fiscal year (FY) of all equity awards granted during the covered FY that remain outstanding and unvested as of the end of the FY	3,702,369	3,860,753	1,965,020	5,010,937
Add: The change in fair value (whether positive or negative) as of the end of the covered FY from the end of the prior FY of any equity awards granted in any prior FY that remain outstanding and unvested as of the end of the covered FY	2,938,491	2,603,464	(8,604,847)	1,867,160
Add: The fair value as of the vesting date of any equity awards that are granted and vest in the same FY	—	559,795	—	—
Add: The change in fair value (whether positive or negative) as of the vesting date from the end of the prior FY of any equity awards granted in any prior FY for which all applicable vesting conditions were satisfied at the end of or during the covered FY	1,046,634	28,210	(9,066)	35,569
Subtract: Fair value at the end of the prior FY of any equity awards that fail to meet the applicable vesting conditions during the covered FY	—	—	—	—
Average Compensation Actually Paid to Other NEOs	**8,308,863**	**7,673,690**	**(5,800,169)**	**7,884,721**

(3) Our peer group for purposes of this table is the Research Data Group (RDG) Internet Composite Index, which is the published industry index included in the performance graph in our Annual Report on Form 10-K for all four of the covered fiscal years. The cumulative total returns to shareholders of Cimpress ordinary shares and the RDG Internet Composite index are calculated by assuming an investment of $100 (with reinvestment of all dividends) was made in our ordinary shares and in the index on June 30, 2020.

(4) The amounts in this column are Cimpress' net income (loss) reflected in the audited financial statements published in our Annual Report on Form 10-K for the applicable year.

(5) The FY24 PSU awards granted to our executive officers are based in part on the actual adjusted EBITDA of Cimpress on a consolidated basis (for Messrs. Keane, Quinn, and Wensveen) and of the Vista business (for Mr. Baumgartner) compared to performance targets set by the Compensation Committee, as described in more detail in the Compensation Discussion and Analysis section of this proxy statement. Vista's segment EBITDA for fiscal year 2023 was $224,081 (in thousands), and Vista's adjusted EBITDA for fiscal year 2024 as calculated in accordance with the FY24 PSU awards was $355,889 (in thousands). Please see Appendix A attached to this proxy statement for descriptions and reconciliations of Cimpress' and Vista's adjusted EBITDA.

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Relationship between Compensation Actually Paid and Performance Metrics The following graph shows the relationship between the amount of compensation actually paid to Mr. Keane and the average amount of compensation actually paid to the Other NEOs and the total shareholder return of Cimpress and its peer group, as set forth in the Pay Versus Performance Table above. Compensation Actually Paid vs. Cimpress TSR and Peer Group TSR Fiscal Year Va lu e of $ 10 0 In ve st m en t C om pensation A ctually P aid (in thousands) Cimpress CEO Cimpress Other NEOs Cimpress TSR RDG Internet Composite Index TSR 2021 2022 2023 2024 $(200.00) $(100.00) $0.00 $100.00 $200.00 $(20,000) $0 $20,000 21

The following graph shows the relationship between the amount of compensation actually paid to Mr. Keane and the average amount of compensation actually paid to the Other NEOs and Cimpress' net income (loss) for each fiscal year, as set forth in the Pay Versus Performance Table above. Compensation Actually Paid vs. Cimpress Net Income (Loss) Fiscal Year C im pr es s N et In co m e (L os s) (in th ou sa nd s) C om pensation A ctually P aid (in thousands) Cimpress CEO Cimpress Other NEOs Cimpress Net Income (Loss) 2021 2022 2023 2024 $(200,000) $(100,000) $0 $100,000 $200,000 $(20,000) $0 $20,000 $40,000 22

The following graph shows the relationship between the amount of compensation actually paid to Mr. Keane and the average amount of compensation actually paid to the Other NEOs and Cimpress' adjusted EBITDA for each fiscal year, as set forth in the Pay Versus Performance Table above. Compensation Actually Paid vs. Cimpress Adjusted EBITDA Fiscal Year C im pr es s A dj us te d E B IT D A (in th ou sa nd s) C om pensation A ctually P aid (in thousands) Cimpress CEO Cimpress Other NEOs Cimpress Adjusted EBITDA 2021 2022 2023 2024 $(500,000) $(250,000) $0 $250,000 $500,000 $(20,000) $0 $20,000 Lists of Performance Measures for fiscal year 2024 The following are the financial performance measures that Cimpress has determined are our most important financial measures used by Cimpress to link executive compensation actually paid (as calculated above) to our named executive officers other than Mr. Baumgartner for fiscal year 2024 to performance. • Cimpress adjusted EBITDA • Cimpress adjusted unlevered free cash flow • Cimpress adjusted revenue The following are the financial performance measures that Cimpress has determined are our most important financial measures used by Cimpress to link executive compensation actually paid (as calculated above) to Mr. Baumgartner for fiscal year 2024 to performance. • Vista adjusted EBITDA • Vista adjusted unlevered free cash flow • Vista adjusted revenue 23

PROPOSAL 3 - AMEND OUR 2020 EQUITY INCENTIVE PLAN TO INCREASE THE NUMBER OF ORDINARY SHARES ISSUABLE

Our success depends on our ability to attract and retain top talent in a competitive marketplace, and to motivate that talent to achieve outstanding performance. In recent years we have seen the competitiveness for qualified candidates intensify, and we are often vying for qualified candidates against both larger, established companies with significant cash and equity resources and earlier-stage companies that offer significant equity upside. Our compensation program for senior members of our team is heavily focused on the use of equity incentive compensation, and our ability to offer equity awards is a critical tool for remaining competitive and motivating high levels of performance. Moreover, equity incentives align the interests of the employees with the long-term interests of our shareholders.

On September 9, 2024, our Board of Directors approved an amendment to our 2020 Equity Incentive Plan to increase the number of ordinary shares issuable under the plan by an additional 2,000,000 shares, subject to shareholder approval of the amendment at the annual meeting (as so amended, the 2020 Plan). The 2020 Plan is the only plan under which we issue equity awards.

We are seeking an increase in the number of ordinary shares issuable under the 2020 Plan for multiple reasons. First, as of August 20, 2024, there were only 221,002 ordinary shares available for issuance under the 2020 Plan, which is insufficient for our hiring and retention needs. Second, although we no longer grant 3YMA-based PSU awards, as of August 20, 2024, the 2020 Plan has 1,116,760 shares reserved for previously granted 3YMA-based PSUs that are unlikely to pay out in shares at the highest multiple, or perhaps at all, and therefore the risk of dilution from outstanding 3YMA-based PSUs is very low. Conversely, the shareholder value creation, net of dilution, if those 3YMA-based PSUs do pay out would be very high.

We currently reserve 2.5 shares from the 2020 Plan for each 3YMA-based PSU, which is the number of shares issuable if the highest performance threshold (20% or higher 3YMA CAGR) is achieved, but that is unlikely to occur. Our 3YMA-based PSU awards pay out in shares only if the 3YMA reaches or exceeds certain CAGR thresholds, which requires that the 3YMA steadily increase over a long period of time. However, our 3YMA has decreased from $112.72 on August 15, 2020 to $61.59 on August 15, 2024, and the table below shows the minimum 3YMA required to satisfy the CAGR thresholds as of various dates for any shares to be issued under any of the 3YMA-based PSU awards outstanding under the 2020 Plan that are held by our executives and employees (other than Robert Keane, whose 3YMA-based PSU awards have a performance period of six to ten years and a higher minimum 3YMA CAGR threshold of 11%).

Grant Date of PSU Award	Earliest Potential Payout Date	Final Potential Payout Date	Anniversary of Grant Date				
			4th anniversary	5th anniversary	6th anniversary	7th anniversary	8th anniversary
			CAGR Threshold and Minimum 3YMA Target for Payout				
			9% CAGR	9% CAGR	9% CAGR	9% CAGR	7% CAGR
2/15/2021	2/15/2025	2/15/2029	$134.75	$146.88	$160.10	$174.50	$164.02
5/15/2021	5/15/2025	5/15/2029	$146.66	$159.86	$174.25	$189.93	$178.52
8/15/2021	8/15/2025	8/15/2029	$141.81	$154.57	$168.48	$183.64	$172.61
11/15/2021	11/15/2025	11/15/2029	$136.84	$149.15	$162.58	$177.21	$166.56

If we do not achieve the 3YMA targets above, then each 3YMA-based PSU award will expire on the applicable Final Potential Payout Date above, no shares would be issued pursuant to the awards, and the shares reserved in respect of such awards would become available for issuance under the 2020 Plan.

There were also 951,224 outstanding 3YMA-based PSUs under our 2016 Performance Equity Plan (the 2016 Plan) as of August 20, 2024, and shares subject to PSUs under the 2016 Plan that expire, terminate, or are otherwise surrendered, canceled or forfeited are added to the 2020 Plan on a 1:1 basis. If the 3YMA CAGR thresholds for PSU awards under the 2016 Plan are not achieved before the expiration date for each award, then the awards will expire, with the first tranche of awards expiring on August 15, 2026 if the minimum 3YMA target of $136.60 is not achieved on that date. We estimate that approximately 815,000 shares will be added to the 2020 Plan from the 2016 Plan between August 15, 2026 and August 15, 2028 (inclusive) if none of the minimum 3YMA targets is achieved for awards under the 2016 Plan; the minimum 3YMA thresholds for these awards range from $136.60 to $291.55.

24

We welcome investors’ questions about the proposed amendment to the 2020 Plan. Please submit your questions to Meredith Burns in Investor Relations at ir@cimpress.com by October 25, 2024, and we will provide written answers in a supplemental proxy filing. Summary of Material Features of the Plan The material features of the 2020 Plan, as amended, are as follows: • If our shareholders approve the amendment to the 2020 Plan to increase the number of ordinary shares issuable under the plan by an additional 2,000,000 shares, then the maximum number of ordinary shares issuable under the 2020 Plan will be 7,500,000 plus an additional number of ordinary shares equal to the number of 3YMA-based PSUs (on a 1:1 basis) outstanding under the 2016 Plan that expire, terminate, or are otherwise surrendered, canceled or forfeited. • The 2020 Plan permits the award of share options (both incentive stock options and non-statutory share options), share appreciation rights, restricted shares, restricted share units, other share-based awards, and dividend equivalent rights. • Shares tendered or held back for taxes will not be added back to the reserved pool under the 2020 Plan. Upon the exercise of a share appreciation right that is settled in ordinary shares, the full number of shares underlying the award will be charged to the reserved pool. Additionally, shares we reacquire on the open market will not be added to the reserved pool under the 2020 Plan. • Share options and share appreciation rights may not be repriced in any manner without shareholder approval. • Any dividends and dividend equivalent rights payable with respect to any equity award are subject to the same vesting provisions as the underlying award. • Any material amendment to the 2020 Plan is subject to approval by our shareholders. • The 2020 Plan will expire on November 25, 2030. Based solely on the closing price of our ordinary shares as reported by Nasdaq on August 20, 2024, which was $86.48 per share, and the 6,066,473 shares that either were reserved for future issuance pursuant to outstanding awards as of that date or would have been available for awards under the 2020 Plan if the plan had been amended as of such date, the maximum aggregate market value of the ordinary shares that could potentially be issued under the 2020 Plan is $524,628,585. Our Grant Practices As of August 20, 2024, there were 221,002 ordinary shares available for issuance under the 2020 Plan, which is the only plan under which we issue equity awards. As of August 20, 2024, the outstanding awards under all of our equity compensation plans, including legacy plans under which we no longer grant awards, consisted of the following: • share options to acquire 317,077 ordinary shares, with a weighted average exercise price of $46.40 and a weighted average remaining term of 7.6 years • full value awards in the form of 3YMA-based PSUs covering1,397,928 ordinary shares on a 1:1 basis and 3,494,820 ordinary shares assuming maximum achievement of the performance conditions (which is extremely unlikely) • full value awards in the form of PSUs with performance conditions based on Cimpress' financial results for fiscal year 2025 covering 449,707 ordinary shares on a 1:1 basis and 719,531 ordinary shares assuming maximum achievement of the performance conditions • unvested full value awards in the form of FY24 PSUs covering 561,110 ordinary shares and RSUs covering 1,140,479 ordinary shares Other than as described above, no awards were outstanding under our equity compensation plans as of August 20, 2024. 25

Below is information regarding historical awards granted and earned: • Fiscal year 2025 to date (July 1, 2024 - August 20, 2024, which includes our annual LTI grants to employees): ◦ No share options granted ◦ Full-value time-based awards: 295,945 RSUs granted; no restricted shares granted ◦ Full-value performance awards: 449,707 PSUs granted (with performance targets based on fiscal year 2025 financial results), 235,584 incremental shares earned pursuant to FY24 PSUs, and no shares earned pursuant to 3YMA-based PSUs ◦ 25,256,653 ordinary shares outstanding at August 20, 2024 • Fiscal year 2024: ◦ No share options granted ◦ Full-value time-based awards: 344,268 RSUs granted; no restricted shares granted ◦ Full-value performance awards: 544,120 FY24 PSUs granted and no shares earned pursuant to PSUs ◦ 26,151,968 weighted average ordinary shares outstanding (basic) • Fiscal year 2023: ◦ Share options to purchase 436,211 shares granted ◦ Full-value time-based awards: 1,120,951 RSUs granted; no restricted shares granted ◦ Full-value performance awards: 75,000 3YMA-based PSUs granted and no shares earned pursuant to PSUs ◦ 26,252,860 weighted average ordinary shares outstanding (basic) • Fiscal year 2022: ◦ No share options granted ◦ Full-value time-based awards: 771,671 RSUs granted; no restricted shares granted ◦ Full-value performance awards: 215,899 3YMA-based PSUs granted and no shares earned pursuant to PSUs ◦ 26,094,842 weighted average ordinary shares outstanding (basic) • Share options granted under the 2020 Plan since the plan's inception: ◦ Robert Keane, Chairman and Chief Executive Officer, Cimpress: 0 ◦ Florian Baumgartner, Executive Vice President and Chief Executive Officer, Vista: share option to purchase 54,557 shares ◦ Sean Quinn, Executive Vice President and Chief Financial Officer: share option to purchase 74,198 shares ◦ Maarten Wensveen, Executive Vice President and Chief Technology Officer: share option to purchase 60,013 shares ◦ Current directors who are not executive officers: 0 ◦ All employees other than executive officers: 247,443 Each RSU represents Cimpress' commitment to issue one ordinary share upon vesting. Each FY24 PSU based on Cimpress' consolidated financial results represents Cimpress' commitment to issue 1.51 ordinary shares upon vesting based on achievement of the applicable financial results for fiscal year 2024, and each FY24 PSU based on the financial results of the Vista business represents Cimpress' commitment to issue 1.45 ordinary shares upon vesting based on achievement of the applicable financial results for fiscal year 2024. Each 3YMA-based PSU represents a right to receive between 0 and 2.5 ordinary shares upon the satisfaction of both service-based vesting over time and performance conditions relating to the compound annual growth rate of Cimpress' three-year moving average share price over a multiple-year period determined by our Board. Description of our 2020 Plan This summary of the 2020 Plan, as amended, is qualified in its entirety by the text of the 2020 Plan as proposed to be amended attached as Appendix B to this proxy statement as filed with the SEC. Types of Awards; Authorized Number of Ordinary Shares and Share Counting The 2020 Plan provides for the grant of incentive stock options, non-statutory share options, share appreciation rights, restricted shares, restricted share units, other share-based awards, and dividend equivalent rights, to which we refer in this proxy 26 statement collectively as awards. Subject to adjustment in the event of stock splits, stock dividends and other similar events and assuming shareholders approve the proposed amendment to increase the number of shares issuable under the 2020 Plan, we may make awards under the 2020 Plan for up to 7,500,000 of our ordinary shares plus an additional number of ordinary shares equal to the number of 3YMA-based PSUs currently outstanding under the 2016 Plan that expire, terminate or are otherwise surrendered, canceled or forfeited. Ordinary shares underlying awards under the 2020 Plan and ordinary shares underlying 3YMA-based PSUs under the 2016 Plan on the basis of one ordinary share for each PSU that expires, terminates or is otherwise surrendered, canceled or forfeited, or is not issued will become available for the grant of new awards under the 2020 Plan. We will not add back to the number of ordinary shares available for the grant of awards under the 2020 Plan any ordinary shares that a participant delivers to Cimpress (whether by actual delivery, attestation or net exercise) to (1) purchase ordinary shares upon the exercise of an award or (2) satisfy tax withholding obligations (including shares retained from the award creating the tax obligation). Similarly, ordinary shares that we may acquire on the open market, whether using the proceeds from the exercise of awards or using other funds, do not increase the number of shares available for future grant of awards. Description of Awards Incentive Stock Options and Non-statutory Share Options. Optionees receive the right to purchase a specified number of ordinary shares at a specified exercise price and subject to such other terms and conditions as we specify in connection with the option grant. The exercise price of the options may not be less than 100% of the fair market value per ordinary share on the date the option is granted, unless our Board approves the grant of an option with an exercise price to be determined on a future date, in which case the exercise price may not be less than 100% of the fair market value on such future date. Fair market value for this purpose is determined by reference to the price of the ordinary shares on Nasdaq. Options may not have a term in excess of ten years. The 2020 Plan allows optionees to pay the exercise price of options through the following forms of payment: (a) cash or check, (b) a “cashless exercise” through a broker, (c) subject to certain conditions, surrender of ordinary shares to Cimpress, (d) subject to certain conditions, in the case of non-statutory share options, by “net exercise,” (e) any other lawful consideration as our Board may determine, or (f) any combination of these forms of payment. To qualify as incentive stock options, options must meet additional federal tax requirements, including a $100,000 limit on the value of ordinary shares subject to incentive stock options that first become exercisable by a participant in any one calendar year. Share Appreciation Rights. A share appreciation right, or SAR, is an award entitling the holder, upon exercise, to receive an amount of our ordinary shares or cash or a combination thereof determined by reference to appreciation, from and after the date of grant, in the fair market value of an ordinary share over the measurement price established pursuant to the applicable SAR agreement. The measurement price may not be less than 100% of the fair market value of our ordinary shares on the date the SAR is granted, unless the Board approves the grant of an SAR effective as of a future date, in which case the measurement price may not be less than 100% of the fair market value on such future date. SARs may be granted independently or in tandem with an option. SARs may not have a term in excess of ten years. Restricted Share Awards. A restricted share award is a grant of our ordinary shares subject to our right to acquire by way of redemption all or some of the shares from the recipient if the conditions specified in the award are not satisfied before the end of the restriction period established for the award. Our Board determines the terms and conditions of restricted share awards, including the purchase price, if any. Any dividends that we may pay during the vesting period of restricted share awards will accrue but not be paid to the participant until and only to the extent the restricted share award vests. Restricted Share Unit Awards. A restricted share unit award entitles the recipient to receive ordinary shares or cash at the time the award vests pursuant to the terms and conditions that our Board determines. Other Share-Based Awards. We may grant under the 2020 Plan other awards that are based on our ordinary shares pursuant to the terms and conditions that our Board determines, including awards of our ordinary shares and other awards that are valued in whole or in part by reference to, or are otherwise based on, ordinary shares or other property. Dividend Equivalent Rights. We may grant dividend equivalent rights to participants as a component of a restricted share unit award, which entitle the recipient to receive credits for dividends that would be paid if the recipient held the ordinary shares underlying the restricted share unit award. Dividend equivalent rights granted as a 27 component of a restricted share unit award may be paid only if the related restricted share units become vested. Dividend equivalent rights may be settled in cash, ordinary shares of common stock or a combination thereof, as determined by the Board. Eligibility to Receive Awards Employees, officers, directors, consultants and advisors of Cimpress and its subsidiaries and of other business ventures in which Cimpress has a controlling interest are eligible to be granted awards under the 2020 Plan. Under present law, however, incentive stock options may be granted only to employees of Cimpress and its subsidiaries. As of August 20, 2024, approximately 15,000 employees, including our four executive officers, and the four non-employee directors who serve on our Board were eligible to receive awards under the 2020 Plan. Although the 2020 Plan permits awards to consultants and advisors, we grant awards to consultants or advisors only in rare instances, and we do not track how many individuals may be providing consulting or advising services to us at any given time. The granting of awards under the 2020 Plan is discretionary, and we cannot now determine the number or type of awards to be granted in the future to any particular person or group. Transferability of Awards A person who is granted an award under the 2020 Plan may not sell, assign, transfer, pledge or otherwise encumber such award, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an incentive stock option and awards subject to Section 409A of the US Tax Code, pursuant to a qualified domestic relations order. During the life of the participant, only the participant may exercise such award. However, the Board may permit or provide in an award for the gratuitous transfer of the award by a participant without consideration, subject to any limitations that the Board deems appropriate. Administration of the 2020 Plan The Board administers the 2020 Plan and has the authority to grant awards and adopt, amend and repeal such administrative rules, guidelines and practices relating to the plan as it deems advisable. The Board may delegate any or all of its powers under the 2020 Plan to one or more committees or subcommittees of the Board, and, subject to certain limits, the Board may also delegate to one or more of our officers the power to grant awards to Cimpress employees or officers who are not executive officers, Section 16 officers, or members of the Board and to exercise such other powers under the 2020 Plan as the Board may determine. Our Board, or any committee to which our Board delegates authority, as the case may be, selects the recipients of awards and determines (a) the number of ordinary shares covered by awards and the dates upon which such awards become exercisable, issuable or otherwise vest; (b) the exercise, measurement or purchase price of awards (which may not be less than 100% of the fair market value of our ordinary shares on the date of grant for options and SARs); (c) the duration of awards (which may not exceed ten years for options and SARs), and (d) the terms and conditions of such awards. Adjustments for Changes in our Ordinary Shares and Certain Other Events We are required to make equitable adjustments, in the manner determined by our Board, in connection with the 2020 Plan and any outstanding awards to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in our capitalization. The 2020 Plan also contains provisions addressing the consequences of any Reorganization Event, which is defined as (a) any merger or consolidation of Cimpress with or into another entity as a result of which all of our ordinary shares are converted into or exchanged for the right to receive cash, securities or other property, or are canceled; (b) the transfer or disposition of all of our ordinary shares for cash, securities or other property pursuant to a share exchange or other transaction; (c) the sale of all or substantially all of the assets of Cimpress on a consolidated basis to an unrelated person or entity; (d) any other transaction in which the owners of Cimpress’ outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of Cimpress or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from Cimpress; or (e) any liquidation or dissolution of Cimpress. In connection with a Reorganization Event, our Board may take any one or more of the following actions as to all or any outstanding awards (other than restricted share awards) on such terms as our Board determines: (i) provide that the acquiring or succeeding corporation (or an affiliate thereof) assume such awards or substitute substantially equivalent awards; (ii) upon written notice to a participant, provide that all of the participant’s unexercised awards will terminate immediately before the consummation of the Reorganization Event unless exercised by the participant; (iii) provide that outstanding awards become exercisable, realizable, or deliverable, or restrictions applicable to an award lapse, in whole or in part before or upon the Reorganization Event; (iv) in the event of a Reorganization Event under which holders of our ordinary shares will receive a cash payment for each ordinary share surrendered in the Reorganization Event, make or provide for a cash payment to participants with respect to each award held by a participant in exchange for the termination of such award equal to the number of ordinary shares subject to the vested portion of the award multiplied by the excess, if any, of the price per ordinary share in the Reorganization Event over the exercise, measurement or purchase price of the award; (v) provide that, 28 in connection with a liquidation or dissolution of Cimpress, awards convert into the right to receive liquidation proceeds (net of any exercise, measurement or purchase price); and (vi) any combination of the above actions. Acceleration The Board may at any time provide that any award becomes immediately exercisable in whole or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part. Substitute Awards In connection with Cimpress’ acquisition of another entity, the Board may grant awards in substitution for any options or other stock or stock-based awards granted by such entity, on such terms as the Board deems appropriate in the circumstances notwithstanding the 2020 Plan’s limitations on awards. Substitute awards do not count against the plan’s overall share limit, except as the U.S. Internal Revenue Code of 1986 (US Tax Code) may require. Repricings Unless approved by our shareholders, we may not (1) amend any outstanding option or SAR granted under the 2020 Plan to provide an exercise or measurement price that is lower than the then-current exercise or measurement price of such option or SAR, (2) cancel any outstanding option or SAR (whether or not granted under the 2020 Plan) and grant in substitution for that option or SAR any new awards under the 2020 Plan (other than substitute awards granted in connection with a merger with another entity or acquisition of the property or stock of an entity) covering the same or a different number of shares and having an exercise or measurement price lower than the then-current exercise or measurement price of the canceled option or SAR, (3) cancel in exchange for a cash payment an option or SAR with an exercise price above the then-current fair market value of the shares, or (4) take any other action under the 2020 Plan that constitutes a repricing under the rules of the NASDAQ Stock Market. Tax Withholding Participants in the 2020 Plan are responsible for the payment of any federal, state or local taxes, charges, levies or social insurance contributions that we are required by law to withhold upon the exercise of options or SARs or vesting of other awards. We may require that tax withholding obligations satisfied by withholding ordinary shares to be issued pursuant to exercise or vesting. We may also require our tax withholding obligation to be satisfied, in whole or in part, by an arrangement whereby a certain number of ordinary shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to Cimpress in an amount that would satisfy the withholding amount due. Amendment and Termination We may not grant any awards under the 2020 Plan after November 25, 2030, which is the tenth anniversary of the date on which our shareholders originally approved the plan, but previously granted awards may extend beyond that date. We may not grant any incentive stock options under the 2020 Plan after August 26, 2030, which is the tenth anniversary of the date on which our Board originally approved the plan. The Board may amend, suspend or terminate the 2020 Plan or any portion thereof at any time, subject to shareholder approval of certain amendments. We must obtain the approval of our shareholders for any amendment to the 2020 Plan to the extent required under the rules of the NASDAQ Stock Market. United States Federal Income Tax Consequences As required by SEC rules, we are providing a summary of the United States federal income tax consequences that will generally arise with respect to awards granted under the 2020 Plan. The following summary is based on the federal tax laws in effect as of the date of this proxy statement and assumes that all awards are exempt from, or comply with, the rules under Section 409A of the US Tax Code regarding nonqualified deferred compensation. Changes to these laws could alter the tax consequences described below. This summary does not describe all United States federal tax consequences under the 2020 Plan, nor does it describe state, local or non-U.S. tax consequences. Incentive Stock Options No taxable income is generally realized by a participant upon the grant or exercise of an incentive stock option. If ordinary shares issued to a participant pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (i) upon sale of such ordinary shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long- term capital loss, and (ii) Cimpress will not be entitled to any deduction for federal income tax purposes. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the participant. 29

If ordinary shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), generally (i) the participant will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the ordinary shares at exercise (or, if less, the amount realized on a sale of such ordinary shares) over the exercise price thereof, and (ii) we will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering ordinary shares. If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a nonstatutory option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply. Nonstatutory Options No income is realized by the optionee at the time a nonstatutory option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the ordinary shares on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the ordinary shares have been held. Special rules will apply where all or a portion of the exercise price of the nonstatutory option is paid by tendering ordinary shares. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option. Other Awards We generally will be entitled to a tax deduction in connection with other awards under the 2020 Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for a further deferral. Parachute Payments The vesting of any portion of an award that is accelerated due to the occurrence of a change in control may cause a portion of the payments with respect to such accelerated awards to be treated as "parachute payments" as defined in the US Tax Code. Any such parachute payments may be non-deductible by Cimpress, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable). Limitation on Deductions Under Section 162(m) of the US Tax Code, Cimpress' deduction for awards under the 2020 Plan may be limited to the extent that any "covered employee" (as defined in Section 162(m) of the US Tax Code) receives compensation in excess of $1 million a year. Our Board of Directors recommends that you vote FOR the amendment to our 2020 Equity Incentive Plan. Securities Authorized for Issuance Under Equity Compensation Plans The following table provides information as of June 30, 2024 about the securities issued or authorized for future issuance under our current equity compensation plans. Equity Compensation Plan Information Plan Category (a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1) (b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(2) (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) Equity compensation plans approved by shareholders(1) 5,798,557 $46.39 1,090,723 Equity compensation plans not approved by shareholders ............................................................................. — — — Total ............................................................................................ 5,798,557 $46.39 1,090,723(3) _____________ 30

(1) Consists of our 2005 Non-Employee Directors’ Share Option Plan, 2011 Equity Incentive Plan, 2016 Performance Equity Plan, and 2020 Equity Incentive Plan. This column includes an aggregate of 5,459,964 shares underlying RSUs and PSUs. For PSUs, the number of shares is based on the maximum performance multiplier, which is 2.5 shares for each 3YMA-based PSU and 1.6 shares for each FY24 PSU. (2) Represents the weighted-average exercise price of outstanding share options. The weighted average exercise price does not take into account PSU or RSU awards as those awards have no exercise price. (3) Consists of shares available for future awards under our 2020 Equity Incentive Plan. For PSU awards, we assumed that we would issue ordinary shares equal to the maximum possible multiplier of the outstanding PSUs as described in footnote 1 above, which is the maximum potential share issuance. 31

PROPOSAL 4 - AUTHORIZE OUR BOARD TO ISSUE ORDINARY SHARES Under Irish law, the directors of an Irish public limited company must have authority from the company’s shareholders to issue shares and to grant rights to acquire shares (such as options, warrants, and other convertible securities), including shares that are part of the company’s authorized but unissued share capital. This requirement does not apply to the issue of shares and the grant of rights to acquire shares to employees or former employees under an "employees’ share scheme" as defined under Irish law, which includes our equity compensation plans. Our Board currently has authority to issue shares and to grant rights to acquire shares up to a maximum of 5,318,007 ordinary shares, which is equivalent to 20% of our issued and outstanding ordinary share capital as of October 23, 2023 (the latest practicable date before mailing the proxy statement for our 2023 annual general meeting of shareholders). This authority will expire on June 14, 2025, unless previously renewed, varied, or revoked. We are seeking from our shareholders at the annual meeting a renewal of our Board's authority to issue and grant rights to acquire ordinary shares up to a maximum of 5,052,064 shares, which is equivalent to 20% of our issued and outstanding ordinary share capital as of September 30, 2024 (the latest practicable date before mailing this proxy statement). The proposed renewed authority is for a period expiring on May 20, 2026, which is 18 months after the date of this annual meeting, and we expect to propose renewals of this authority on a regular basis at future annual general meetings. If this proposal is not passed, Cimpress will have a limited ability to issue ordinary shares after the Board's current authority expires on June 14, 2025, unless previously renewed, varied, or revoked. We are seeking this authorization to maintain our flexibility to issue, or grant rights to acquire, ordinary shares at times when we believe doing so would be in Cimpress' best interests, including in connection with acquisitions, financings, and other transactions, for other general corporate purposes, and for equity compensation of our non- employee directors (as the exception for issuances pursuant to an employees' share scheme applies only to employees and former employees). We believe it is important to our continued growth to retain the flexibility to issue securities in a timely manner without the delay and uncertainty of obtaining specific shareholder approval for each issuance. We are seeking authorization to issue a limited number of shares for a limited time (18 months) to balance our need for flexibility to issue new shares against the potential dilution of our shareholders. Furthermore, because our ordinary shares are listed on Nasdaq, our issuance of additional shares will remain subject to Nasdaq rules, which require, among other things, shareholder approval for the issuance of shares in excess of 20% of our outstanding shares if the shares are issued below the "minimum price" determined by Nasdaq rules and in certain other circumstances (with several exceptions). All references to "issued and outstanding" ordinary share capital are references to our issued ordinary share capital excluding any ordinary shares that have been acquired by Cimpress and are held as treasury shares. Accordingly, the following resolution will be submitted to our shareholders for approval, as an ordinary resolution, at the Annual Meeting: “Resolved, that the directors are, with effect from the passing of this resolution, hereby generally and unconditionally authorized to exercise all powers of Cimpress plc to allot and issue relevant securities (within the meaning of section 1021 of the Companies Act 2014, as amended) up to an aggregate nominal value of €50,521, which represents 5,052,064 ordinary shares, equivalent to 20% of the aggregate nominal value and number of the issued and outstanding ordinary shares (excluding treasury shares) in the capital of Cimpress plc as of September 30, 2024 (the latest practicable date before mailing this proxy statement), and the authority conferred by this resolution shall expire on May 20, 2026, unless previously renewed, varied or revoked by Cimpress, provided that Cimpress may, before such expiry, make an offer or agreement which would, or might, require relevant securities to be allotted and issued after such expiry and, in that case, the directors may allot and issue relevant securities in pursuance of any such offer or agreement as if the authority conferred by this resolution had not expired.” Our Board of Directors recommends that you vote FOR our authorization to issue ordinary shares and grant rights to acquire ordinary shares as described above. PROPOSAL 5 - AUTHORIZE OUR BOARD TO OPT OUT OF STATUTORY PREEMPTION RIGHTS Under Irish law, unless its directors are otherwise authorized and empowered to opt out, when an Irish public limited company proposes to issue, or grant rights to acquire, shares for cash, the company is required to first offer those shares or rights on the same or more favorable terms to existing shareholders of the company on a pro rata basis (commonly referred to as statutory preemption rights). Statutory preemption rights do not apply to the issue of shares or the grant of rights to acquire shares (i) for cash to employees or former employees under an employees’ share scheme, including our equity compensation plans, or (ii) for non-cash consideration, such as on a share-for- share transaction. 32

Our Board is currently authorized and empowered to opt out of statutory preemption rights and to issue shares and to grant rights to acquire shares up to a maximum of 5,318,007 shares without regard to statutory preemption rights, which is equivalent to 20% of our issued and outstanding ordinary share capital as of October 23, 2023 (the latest practicable date before mailing the proxy statement for our 2023 annual general meeting of shareholders). This authority will expire on June 14, 2025, unless previously renewed, varied, or revoked. We are seeking from our shareholders at the annual meeting a renewal of our Board's authority to issue and grant rights to acquire ordinary shares for cash without regard to statutory preemption rights up to a maximum of 5,052,064 shares, which is equivalent to 20% of our issued and outstanding ordinary share capital as of September 30, 2024 (the latest practicable date before mailing this proxy statement). The proposed renewed authority is for a period expiring on May 20, 2026, which is 18 months after the date of this annual meeting, and we expect to propose further renewals of this authority on a regular basis at future annual general meetings. We believe that if we are not granted the authority to opt out of statutory preemption rights, our ability to raise capital through sales of our securities would be significantly affected because shareholders’ exercise of their preemption rights would cause delays in a transaction and may dissuade potential buyers of our securities from entering into a transaction with us. Preemption rights are uncommon for publicly traded companies domiciled in the United States. All references to "issued and outstanding" ordinary share capital are references to our issued ordinary share capital excluding any ordinary shares that have been acquired by Cimpress and are held as treasury shares. Accordingly, the following resolution will be submitted to our shareholders for approval, as a special resolution, at the Annual Meeting: “Resolved, that, subject to and conditional on the passing of the resolution in respect of Proposal 4, as set out above, and with effect from the passing of this resolution, the directors are hereby empowered pursuant to section 1023 of the Companies Act 2014, as amended (the Act), to allot and issue equity securities (within the meaning of section 1023 of the Act) for cash pursuant to the authority conferred by the said Proposal 4 as if section 1022(1) of the Act did not apply to any such allotment, provided that this power shall be limited to: 1. the allotment and issue of equity securities in connection with a rights’ issue in favor of the holders of ordinary shares (including rights to subscribe for, or convert other securities into, ordinary shares) where the equity securities respectively attributable to the interests of such holders are proportional (as nearly as may be practicable) to the respective numbers of ordinary shares held by them (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with any treasury shares, fractional entitlements that would otherwise arise, record dates or with legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory, or otherwise); and 2. the allotment and issue (otherwise than pursuant to sub-paragraph (1) above) of equity securities up to an aggregate nominal value of €50,521, which represents 5,052,064 ordinary shares, equivalent to 20% of the aggregate nominal value and number of the issued and outstanding ordinary shares (excluding treasury shares) in the capital of Cimpress plc as of September 30, 2024 (the latest practicable date before mailing this proxy statement) and, in each case, the authority conferred by this resolution shall expire on May 20, 2026, unless previously renewed, varied or revoked, provided that Cimpress plc may, before such expiry, make an offer or agreement, which would, or might, require any such securities to be allotted and issued after such expiry, and in that case, the directors may allot and issue equity securities in pursuance of any such offer or agreement as if the authority conferred by this resolution had not expired.” This proposal is conditional upon the approval of Proposal 4, as required by Irish law. Our Board of Directors recommends that you vote FOR our authorization to opt out of statutory preemption rights as described above. PROPOSAL 6 - REAPPOINT OUR STATUTORY AUDITOR UNDER IRISH LAW The Irish Companies Act 2014 requires that our statutory auditors be appointed at each annual general meeting of shareholders, to hold office from the conclusion of the annual general meeting until the conclusion of the next annual general meeting. PricewaterhouseCoopers Ireland has served as Cimpress plc's Irish statutory auditor since fiscal year 2020 and is affiliated with PricewaterhouseCoopers LLP, who our Audit Committee has selected as our U.S. independent registered public accounting firm for the fiscal year ending June 30, 2025 with respect to our 33 consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles. We refer to PricewaterhouseCoopers LLP and PricewaterhouseCoopers Ireland together as PwC.

Our Audit Committee has recommended that PricewaterhouseCoopers Ireland be appointed as our Irish statutory auditor. If our shareholders do not approve the reappointment of PricewaterhouseCoopers Ireland at this annual meeting, our Board of Directors may appoint a person or firm to fill the vacancy.

We do not expect that PwC will attend the annual meeting, have an opportunity to make a statement, or be available to answer questions.

Our Board of Directors recommends that you vote FOR the reappointment of PricewaterhouseCoopers Ireland as our statutory auditor under Irish law to hold office until the conclusion of our annual general meeting in 2025.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table presents the aggregate fees and expenses billed for services rendered by PwC for the fiscal years ended June 30, 2024 and June 30, 2023. The amounts reported for each fiscal year represent the fees and expenses for services rendered during the applicable fiscal year, regardless of when the fees and expenses were billed.

	Fiscal Year 2024	Fiscal Year 2023
Audit Fees(1)	$ 4,660,109	$ 4,329,726
Tax Fees(2)	202,000	455,755
All Other Fees(3)	2,000	32,900
Total Fees	$ 4,864,109	$ 4,818,381

(1) Audit fees and expenses consisted of fees and expenses billed for the audit of our consolidated financial statements, statutory audits of Cimpress plc and certain of our subsidiaries, quarterly reviews of our financial statements, and the audit of the effectiveness of internal control over financial reporting as promulgated by Section 404 of the U.S. Sarbanes-Oxley Act.

(2) Tax fees and expenses consisted of fees and expenses for tax compliance (including tax return preparation), tax advice, tax planning and consultation services. Tax compliance services (assistance with tax returns, tax audits and appeals) accounted for all of the total tax fees billed in fiscal year 2024 and $225,960 of the total tax fees billed in fiscal year 2023.

(3) For fiscal year 2024, this amount included subscription fees for an accounting research tool. For fiscal year 2023, this amount included subscription fees for an accounting research tool and the filing of a registration statement on Form S-8.

Audit Committee's Pre-approval Policy and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services for the purpose of maintaining the independence of our registered public accounting firm. We may not engage the independent registered public accounting firm to render any audit or non-audit service unless either the service is approved in advance by the Audit Committee or the engagement to render the service is entered into pursuant to the Audit Committee's pre-approval policies and procedures. From time to time, the Audit Committee pre-approves services that are expected to be provided to Cimpress by the independent registered public accounting firm during the following 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also subject to a maximum dollar amount. At regularly scheduled meetings of the Audit Committee, management or the independent registered public accounting firm report to the Audit Committee regarding services actually provided to Cimpress.

During our fiscal year ended June 30, 2024, PwC did not provide any services to Cimpress other than in accordance with the pre-approval policies and procedures described above.

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PROPOSAL 7 - AUTHORIZE OUR BOARD OR AUDIT COMMITTEE TO DETERMINE THE REMUNERATION OF OUR STATUTORY AUDITOR UNDER IRISH LAW Under the Irish Companies Act 2014, the remuneration of our statutory auditor under Irish law must be fixed by our shareholders in a general meeting of the company or in such manner as may be determined in a general meeting. We are asking our shareholders to authorize our Board or the Audit Committee of the Board to determine PricewaterhouseCoopers Ireland's remuneration as our statutory auditor under Irish law for the duration of PwC’s term of office. Our Board has delegated the authority to determine the remuneration of our statutory auditor under Irish law to the Audit Committee of the Board in accordance with the Board’s procedures and applicable law. Our Board of Directors recommends that you vote FOR the authorization of our Board or Audit Committee to determine the remuneration of PricewaterhouseCoopers Ireland. 35

CORPORATE GOVERNANCE Board of Directors and Committees During our fiscal year ended June 30, 2024, our Board met three times, and each of our directors attended at least 90% of the total number of meetings of the Board and the committees of which such director was a member during the period of time he or she served on such committee. We do not have a policy with respect to director attendance at our annual general meetings of shareholders, and all five of our directors attended our 2023 annual general meeting of shareholders. The Board has standing Audit, Compensation, and Nominating Committees. Each committee has a charter that has been approved by the Board, and each committee reviews the adequacy of its charter from time to time. The Board and each committee have the power to hire and consult with independent legal, financial or other advisors for the benefit of the Board or such committee, as they may deem necessary. The Board and each committee may also form and delegate authority to one or more subcommittees, as they deem appropriate (including a subcommittee consisting of a single member). Director Audit Committee Compensation Committee Nominating Committee Sophie A. Gasperment member member Zachary S. Sternberg member member Chair Dessislava Temperley Chair and Audit Committee Financial Expert Scott J. Vassalluzzo member Chair member All committee members independent? Yes, meet independence criteria for audit committee members Yes, meet independence criteria for compensation committee members Yes How many meetings during fiscal year 2023? five two none Audit Committee. The Audit Committee’s responsibilities include the following: • evaluating and retaining our independent registered public accounting firm • approving the compensation of, and assessing (or recommending that the Board assess) the independence of, our registered public accounting firm • overseeing the work of our independent registered public accounting firm, including the receipt and consideration of certain reports from the firm • reviewing and discussing our financial statements and other financial disclosures and considering whether to recommend to the Board that our audited financial statements be included in our Annual Report on Form 10-K • coordinating the Board’s oversight of our internal control over financial reporting and disclosure controls and procedures • overseeing our internal audit function • establishing procedures for the receipt, retention, and treatment of accounting-related complaints and concerns • coordinating the Board's oversight of our Code of Business Conduct and reviewing allegations made on our confidential reporting helpline • reviewing and approving any related person transactions • discussing our policies with respect to financial and accounting risk assessment and risk management 36

• preparing the Audit Committee report included in this proxy statement Compensation Committee. The Compensation Committee’s responsibilities include the following: • reviewing and approving the compensation of our Chief Executive Officer and our other executive officers • reviewing and making recommendations to the Board with respect to incentive compensation and equity-based plans and overseeing and administering our equity-based plans • reviewing and approving director compensation • overseeing the risks associated with our compensation policies and practices • reviewing and discussing with management the Compensation Discussion and Analysis section of the proxy statement and considering whether to recommend to the Board that the Compensation Discussion and Analysis be included in the proxy statement • preparing the Compensation Committee report included in this proxy statement Nominating Committee. The Nominating Committee's responsibilities include the following: • identifying individuals qualified to become Board members • recommending to the Board the persons to be nominated for appointment as directors and to each of the Board’s committees • monitoring communications to the Board from shareholders and other interested parties Corporate Governance Guidelines We believe that good corporate governance is important to ensure that Cimpress is managed for the long-term benefit of our stakeholders, including but not limited to our shareholders. The Board has adopted Corporate Governance Guidelines to assist in the exercise of its duties and responsibilities and to serve the best interests of Cimpress and our stakeholders. The Corporate Governance Guidelines provide a framework for the conduct of the Board’s business. Among other things, the Corporate Governance Guidelines provide as follows: • A majority of the members of the Board must be independent directors, except as permitted by Nasdaq rules. • The Board should focus on, and develop a strategy for, long-term value creation by Cimpress. • The non-employee directors must meet at least twice per year in executive session without any members of Cimpress' management to discuss, among other matters, the performance of our Chief Executive Officer. • The Board has full and free access to management and employees and the authority to hire and consult with independent advisors. • The Board must have at all times an Audit Committee, Compensation Committee, and Nominating Committee composed of non-employee directors who meet the independence and other criteria set forth in Nasdaq rules. • On an annual basis or such other frequency as the Board determines, the Board must conduct a self-evaluation to determine whether it and its committees are functioning effectively. You can find our Corporate Governance Guidelines, our Code of Business Conduct, and the charters for our Audit Committee, Compensation Committee and Nominating Committee on our Investor Relations website at ir.cimpress.com, or you can request copies of these documents by emailing us at ir@cimpress.com or writing to Investor Relations, c/o Cimpress USA Incorporated, 275 Wyman Street, Waltham, MA 02451 USA. 37

Code of Business Conduct We have adopted a written code of business conduct that applies to our Board, officers, and employees, a current copy of which is posted on the Corporate Governance page of ir.cimpress.com. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq stock market listing standards concerning any amendments to, or waivers from, any provision of the code. Insider Trading Policy Our Board of Directors has adopted an Insider Trading Policy, which is filed as an exhibit to our Annual Report on Form 10-K, that governs the purchase, sale, and other dispositions of Cimpress' securities by our executive officers, directors, and employees and that is reasonably designed to promote compliance with insider trading laws, rules, and regulations and Nasdaq listing standards. Our Insider Trading Policy also prohibits Cimpress' executive officers, directors, and employees from engaging in any derivative or hedging transactions in Cimpress securities, including but not limited to short sales, put options, call options, collars, futures contracts, forward contracts, and swaps. Determination of Independence Under Nasdaq rules, members of our Board qualify as “independent directors” only if, in the opinion of the Board, they do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that none of its members other than Robert Keane, our Chief Executive Officer, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that all of the non-employee directors are “independent directors” as defined under Nasdaq's Marketplace Rules. Oversight of Risk Our Board has responsibility for risk oversight, and the full Board or its relevant committees regularly conduct reviews of certain risk areas. In addition, based on an internal risk assessment, we believe that any risks arising from our compensation programs for our employees are not reasonably likely to have a material adverse effect on Cimpress. Board Leadership Structure The chair of our Board of Directors is Robert Keane, who is also our Chief Executive Officer. We believe that combining the roles of chairperson and chief executive officer is appropriate for Cimpress given the small size of our Board. We believe that appointing a separate lead director as chair, or in addition to a chair, would add unnecessary process for a Board of five directors and could impede the Board's decision-making process. Board Nomination Process The process that our Nominating Committee follows to identify and evaluate candidates for members of our Board includes requests to its members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Committee and the Board. In considering whether to recommend any particular candidate for inclusion in the Board’s slate of nominees, the Nominating Committee applies, among other things, the criteria for Board members set forth as an attachment to the Nominating Committee Charter. These criteria include among others the candidate’s integrity, business acumen, knowledge of our business and industry, experience, diligence, absence of any conflicts of interest, and ability to act in the interests of all of Cimpress' stakeholders. In addition, the Charter specifies that nominees shall not be discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability, or any other basis proscribed by law and that the Nominating Committee and Board should consider the value of diversity on the Board. The Committee does not assign specific weights to particular criteria, and no particular criterion other than integrity and good character is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of the members of our Board, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. 38

Accordingly, the Nominating Committee seeks nominees with a broad diversity of experience, professions, skills and backgrounds. Shareholders may recommend individuals to the Nominating Committee for consideration as potential candidates for the Board by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of our ordinary shares for at least a year as of the date such recommendation is made, to Nominating Committee, c/o General Counsel, Cimpress USA Incorporated, 275 Wyman Street, Waltham, MA 02451 USA. If appropriate biographical and background material has been provided on a timely basis, the Nominating Committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. Report of the Audit Committee The Audit Committee has reviewed Cimpress' audited consolidated financial statements for the fiscal year ended June 30, 2024 and has discussed these financial statements with Cimpress' management and PricewaterhouseCoopers LLP, our independent registered public accounting firm for fiscal year 2024. The Audit Committee has also received from, and discussed with, PwC various communications that PwC is required to provide to the Audit Committee pursuant to the applicable requirements of the Public Company Accounting Oversight Board, or PCAOB, and in effect for Cimpress' fiscal year 2024. The Audit Committee has discussed with the independent registered public accounting firm its independence from Cimpress. The Audit Committee also considered whether the provision of other, non-audit related services referred to under the heading “Independent Registered Public Accounting Firm Fees and Other Matters” under Proposal 6 is compatible with maintaining the independence of our registered public accounting firm. Based on its discussions with, and its review of the representations and information provided by, management and PwC, the Audit Committee recommended to the Board that the audited financial statements be included in Cimpress' Annual Report on Form 10-K for the fiscal year ended June 30, 2024. This Audit Committee Report is not incorporated by reference into any of our previous or future filings with the SEC, unless any such filing explicitly incorporates this Report. Audit Committee of the Board of Directors Dessislava Temperley, Chairman Zachary S. Sternberg Scott J. Vassalluzzo Certain Relationships and Related Transactions Policies and Procedures for Related Person Transactions We have a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are a participant, the amount involved exceeds $25,000, and a related person has a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. A related person is any person who is or was a Cimpress executive officer or member of our Board of Directors at any time since the beginning of our most recently completed fiscal year, the beneficial holder of more than 5% of any class of our voting securities, or an immediate family member of anyone described in this sentence. All potential related person transactions that we propose to enter into must be reported to our Chief Legal Officer (CLO, who is currently our General Counsel) or Chief Accounting Officer (CAO), who will determine whether each reported transaction qualifies as a related person transaction. If so, then the CLO and CAO will submit the transaction for review and approval by our Audit Committee. If our CLO and CAO determine that advance approval of a related person transaction by the full Audit Committee is not practicable under the circumstances, then they will submit the transaction to the Audit Committee chair for review and approval, and the full Audit Committee will review and ratify the related person transaction at the next Committee meeting. 39

In addition, the Audit Committee will review annually any previously approved or otherwise already existing related person transaction that is ongoing in nature to ensure that such related person transaction has been conducted in accordance with the Audit Committee’s previous approval, if any, and that all required disclosures regarding the related person transaction are made. When considering a proposed related person transaction, the Audit Committee will review and consider, to the extent appropriate for the circumstances: • the related person’s interest in the related person transaction; • the approximate dollar value of the amount involved in the related person transaction; • the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss; • whether the transaction was undertaken in the ordinary course of business; • whether the transaction with the related person is entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party; • the purpose of, and the potential benefits to us of, the transaction; and • any other information regarding the related person transaction or the related person that would be material to investors in light of the circumstances of the particular transaction. The Audit Committee will review all relevant information available to it about the related person transaction. The Audit Committee may approve or ratify the related person transaction only if the Committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. The Committee may, in its sole discretion, impose conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction. In addition, under our Corporate Governance Guidelines, any director who has a conflict of interest is required to disclose that conflict to the Chairman, full Board, or General Counsel and to abstain from voting on any resolution involving, or participating in any discussion of, the conflict. Related Person Transaction During fiscal year 2024, there was one related person transaction as defined by SEC rules: On March 3, 2024, we repurchased 300,000 of our ordinary shares from The Spruce House Partnership LLC (Spruce House) at a price of $97.50 per share, representing a discount of $2.14 to the closing price of our shares on Nasdaq on March 1, 2024. Zachary Sternberg, a Managing Member of Spruce House, is one of our directors and a member of our Audit Committee. The disinterested members of our Audit Committee reviewed the proposed repurchase transaction under our related person transaction policy and considered, among other things, Mr. Sternberg's and Spruce House's interest in the transaction, the approximated dollar value of the transaction, and the purpose and the potential benefits to Cimpress of entering into the transaction. Based on these considerations, the disinterested members of the Audit Committee concluded that the transaction was in our best interest. Compensation Committee Interlocks and Insider Participation During fiscal year 2024, Ms. Gasperment and Messrs. Sternberg and Vassalluzzo served as members of our Compensation Committee. None of these directors has ever been an officer or employee of Cimpress or any of our subsidiaries, and during fiscal year 2024, no Compensation Committee member had any relationship with us requiring disclosure under SEC rules, other than Mr. Sternberg, who is a Managing Member of Spruce House, from which Cimpress repurchased 300,000 of its ordinary shares as described above under the heading "Related Person Transaction." 40

During fiscal year 2024, none of our executive officers served as a member of the board of directors or compensation committee (or other committee serving an equivalent function) of any entity that had one or more executive officers serving as a member of our Board or Compensation Committee. Communicating with the Board Our Board will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. The chair of the Nominating Committee, with the assistance of Cimpress' General Counsel, is primarily responsible for monitoring communications from shareholders and for providing copies or summaries to the other directors as its members consider appropriate. The chair of the Nominating Committee will forward communications to the full Board if the communications relate to substantive matters and include suggestions or comments that he considers to be important for the directors to know. In general, the chair is more likely to forward communications relating to corporate governance and corporate strategy than communications relating to ordinary business affairs, personal grievances, and matters as to which Cimpress may receive repetitive or duplicative communications. Shareholders who wish to send communications on any topic to our Board should address such communications to: Board of Directors c/o Corporate Secretary, Cimpress plc 275 Wyman Street Waltham, MA 02451 USA 41

COMPENSATION OF OUR BOARD OF DIRECTORS

We use a combination of cash and share-based incentive compensation to attract and retain qualified candidates to serve as members of our Board of Directors. When considering the compensation of our directors, our Compensation Committee considers the significant amount of time that directors expend in fulfilling their duties to Cimpress and the skill level that we require of our Board members. For fiscal year 2024, our director compensation program was as follows:

Cash Compensation for Directors

All directors (including Mr. Keane)	$100,000 retainer per fiscal year
Chair of the Audit Committee	Additional $25,000 retainer per fiscal year

Equity Compensation for Directors

Non-employee directors	$160,000 of RSUs annually in connection with Cimpress' annual general meeting of shareholders, so long as they remain a director following that annual general meeting
Executive director (Mr. Keane)	For his service as a director, an equity award with a $125,000 value in the same form and with the same terms and vesting as he receives for the fiscal year in his role as Chief Executive Officer of Cimpress

The RSU awards granted to our non-employee directors in fiscal year 2024 vest as to 25% on November 15, 2024 and as to an additional 25% on the following three anniversaries of that date. Mr. Keane's compensation as a director of Cimpress plc is included in his compensation amounts in the Executive Compensation Tables in this proxy statement.

Non-Employee Director Compensation Table

The following table contains information about the compensation earned by our non-employee directors in the fiscal year ended June 30, 2024:

Name	Fees Earned or Paid in Cash ($)	Share Awards ($)(1)	Total ($)
Sophie A. Gasperment	100,000	159,936	259,936
Zachary S. Sternberg	100,000	159,936	259,936
Dessislava Temperley	125,000	159,936	284,936
Scott J. Vassalluzzo	100,000	159,936	259,936

---

(1) The amounts reported in this column represent a dollar amount equal to the grant date fair value of the RSUs as computed in accordance with FASB ASC Topic 718. You can find the assumptions we used in the calculations for these amounts in Note 11 to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2024.

In addition, at June 30, 2024, our non-employee directors held the following outstanding equity compensation awards:

- Ms. Gasperment held 6,753 3YMA-based PSUs and 6,060 RSUs.
- Mr. Sternberg held 5,128 3YMA-based PSUs and 6,060 RSUs.
- Ms. Temperley held 6,931 RSUs.
- Mr. Vassalluzzo held 6,239 3YMA-based PSUs, 6,060 RSUs, and unexercised share options to purchase an aggregate of 5,298 shares.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our ordinary shares as of August 20, 2024 by:

- each shareholder we know to own beneficially more than 5% of our outstanding ordinary shares;
- each member of our Board of Directors;
- our named executive officers who are listed in the Summary Compensation Table in this proxy statement; and
- all of our current directors and executive officers as a group.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned(2)	Percent of Ordinary Shares Beneficially Owned(3)
ArrowMark Colorado Holdings, LLC (4) 100 Fillmore Street, Suite 325 Denver, CO 80206 USA	1,363,906	5.4%
BlackRock, Inc. (5) 50 Hudson Yards New York, NY 1001 USA	1,313,492	5.2
Janus Henderson Group plc (6) 201 Bishopsgate EC2M 3AE London UK	2,702,449	10.7
Prescott General Partners LLC 2200 Butts Road, Suite 320 Boca Raton, FL 33431 USA	3,906,492	15.5
Thomas W. Smith 2200 Butts Road, Suite 320 Boca Raton, FL 33431 USA	1,606,079	6.4
The Spruce House Partnership LLC 435 Hudson Street, 8th Floor New York, NY 10014 USA	2,058,904	8.2
The Vanguard Group (7) 100 Vanguard Blvd. Malvern, PA 19355 USA	1,720,504	6.8
Named Executive Officers and Directors		
Robert S. Keane (8)(9)	2,195,895	8.7
Florian Baumgartner (9)	38,866	*
Sophie A. Gasperment (9)	1,646	*
Sean E. Quinn (9)	65,830	*
Zachary S. Sternberg (9)(10)	2,075,753	8.2
Dessislava Temperley (9)	1,890	*
Scott J. Vassalluzzo (9)(11)	77,611	*

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Maarten Wensveen (9) ............................................................................................... 57,905 * All current executive officers and directors as a group (8 persons) (9) .............. 4,515,396 17.8% _____________ * Less than 1% (1) Unless otherwise indicated, the address of each executive officer and director is c/o Cimpress plc, First Floor Building 3, Finnabair Business and Technology Park, Dundalk, Co. Louth A91 XR61, Ireland. (2) For each person or entity in the table above, the “Number of Shares Beneficially Owned” column may include ordinary shares attributable to the person or entity because of that holder’s voting or investment power or other relationship, as determined under SEC rules. Under these rules, a person or entity is deemed to have “beneficial ownership” of any shares over which that person or entity has or shares voting or investment power, plus any shares that the person or entity may acquire within 60 days of August 20, 2024 (i.e., October 19, 2024), including through the exercise of share options or the vesting of RSUs. Unless otherwise indicated, each person or entity referenced in the table has sole voting and investment power over the shares listed or shares such power with his or her spouse. The inclusion in the table of any shares, however, does not constitute an admission of beneficial ownership of those shares by the named shareholder. (3) The percentage ownership for each shareholder on August 20, 2024 is calculated by dividing (1) the total number of shares beneficially owned by the shareholder 25,256,653, the number of ordinary shares outstanding on August 20, 2024, plus any shares issuable to the shareholder within 60 days after August 20, 2024 (i.e., October 19, 2024), including RSUs that vest and share options that are exercisable on or before October 19, 2024. (4) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on February 14, 2024. (5) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on May 8, 2024. (6) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on February 13, 2024. (7) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on February 13, 2024. (8) Includes an aggregate of 2,172,444 shares held by trusts established for the benefit for Mr. Keane or members of his immediate family, entities wholly owned by such trusts, and a charitable entity established by Mr. Keane and his spouse. Mr. Keane and his spouse disclaim beneficial ownership of the shares owned by the trusts and other entities except to the extent of their pecuniary interest therein. (9) Includes the number of shares that each named executive officer and director listed below has the right to acquire under share options, PSUs, and RSUs that vest on or before October 19, 2024: • Mr. Baumgartner: 7,845 shares • Ms. Gasperment: 0 shares • Mr. Keane: 0 shares • Mr. Quinn: 41,737 shares • Mr. Sternberg: 0 shares • Ms. Temperley: 436 shares • Mr. Vassalluzzo: 5,298 shares • Mr. Wensveen: 33,758 shares (10) Includes 2,058,904 shares held by The Spruce House Partnership LLC. The general partner of The Spruce House Partnership LLC is Spruce House Capital LLC, of which Mr. Sternberg is a managing member. Mr. Sternberg disclaims beneficial ownership of the shares held by The Spruce House Partnership LLC except to the extent of his pecuniary interest therein. (11) Includes 1,958 shares held in investment accounts established for the benefit of certain family members, with respect to which Mr. Vassalluzzo disclaims beneficial ownership except to the extent of his pecuniary interest therein. 44

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING What is the purpose of the annual meeting? At the annual meeting, our shareholders will consider and act upon the 2 proposals listed in the Notice of Annual General Meeting of Shareholders that appears on the first page of this proxy statement. Who can vote? To be able to vote on the matters listed in the Notice of Annual General Meeting of Shareholders on the first page of this proxy statement, you must have held ordinary shares of Cimpress at the close of business on September 20, 2024, which is the record date for the annual meeting. Shareholders of record at the close of business on September 20, 2024 are entitled to vote on each proposal at the meeting. The number of outstanding ordinary shares entitled to vote on each proposal at the meeting is 25,267,525. Currently, there are no outstanding preferred shares of Cimpress. How many votes do I have? Each ordinary share of Cimpress that you owned on the record date entitles you to one vote on each matter that is voted on at the annual meeting. Is my vote important? Your vote is important regardless of how many ordinary shares you own. Please take a moment to read the instructions below, vote your shares, and submit your proxy as soon as possible to ensure that your shares are represented and voted at the annual meeting. How do I vote? If you are a holder of record and your shares are not held in “street name” by a bank or brokerage firm, you may vote by using any of the following methods: • by telephone using the toll-free telephone number shown on the proxy card or Notice of Internet Availability • through the Internet as instructed on the proxy card or Notice of Internet Availability • if you received proxy materials by mail or if you request a paper proxy card by telephone or through the Internet, by completing and signing the proxy card and promptly returning it in the envelope provided to Proxy Services c/o Computershare Investor Services, PO Box 505000, Louisville, KY 40233-9814 USA (which will be forwarded electronically to Cimpress' registered office in Ireland), or by mailing or otherwise depositing it at our registered office in Ireland • by attending the meeting and voting in person For your vote to be counted at the meeting, your proxy must be received no later than 4:00 p.m. Eastern Standard Time on November 19, 2024, the last business day before the meeting (or if the meeting is adjourned or postponed, the last business day before the adjourned or postponed meeting). If the shares you own are held in street name by a bank or brokerage firm, then your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your bank or brokerage firm provides to you. Many banks and brokerage firms offer the option of voting by mail, over the Internet, or by telephone, which will be explained in the voting instruction form you receive from your bank or brokerage firm. The shares you own will be voted according to the instructions you return to Computershare Trust Company or your bank or brokerage firm. If you are a holder of record and sign and return the proxy card, but do not give any instructions on a particular matter to be voted on as described in this proxy statement, then the shares you own will be voted in accordance with the recommendations of our Board of Directors. If your shares are held in street name 45 at a broker, your broker may under certain circumstances vote your shares on “routine” matters if you do not timely provide voting instructions in accordance with the instructions provided by them. However, if you do not provide timely instructions, your broker does not have the authority to vote on any “non-routine” proposals at the annual meeting and a “broker non-vote” will occur. “Broker non-votes” are shares that are held in street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote such shares on a particular matter. Can I change my vote or revoke my proxy after I have mailed my proxy card? Yes. If your shares are held in street name by a bank or brokerage firm and you wish to revoke or change your voting instructions, then you must follow the directions you receive from your bank or brokerage firm. If you are a holder of record and your shares are not held in street name, then you can revoke your proxy and change your vote by doing any one of the following things: • signing another proxy card with a later date and delivering the new proxy card to Proxy Services c/o Computershare Investor Services, PO Box 505000, Louisville, KY 40233-9814 USA no later than 4:00 p.m. Eastern Standard Time on the last business day before the meeting (or if the meeting is adjourned or postponed, the last business day before the adjourned or postponed meeting); • delivering written notice to Proxy Services c/o Computershare Investor Services, PO Box 505000, Louisville, KY 40233-9814 USA no later than 4:00 p.m. Eastern Standard Time on the last business day before the meeting that you want to revoke your proxy (or if the meeting is adjourned or postponed, the last business day before the adjourned or postponed meeting); or • voting in person at the meeting. Your attendance at the meeting alone will not revoke your proxy. How do I attend the meeting and vote in person? If you wish to attend our annual meeting in Dublin, Ireland in person, we request that you notify us in advance, if possible, by sending our General Counsel written notice at the offices of our subsidiary Cimpress USA Incorporated, 275 Wyman Street, Waltham, MA 02451 USA. If you need directions to the meeting, please contact Investor Relations by email at ir@cimpress.com or by phone at +1 781-652-6480. You will need to present the proxy card that you received, together with a form of personal photo identification, in order to be admitted. If you wish to attend the meeting and your shares are held in street name by a bank or brokerage firm, then you must bring with you to the meeting an account statement or letter from your bank or brokerage firm showing that you are the beneficial owner of the shares as of the record date in order to be admitted to the meeting. To be able to vote your shares held in street name at the meeting, you will need to obtain a legal proxy from the holder of record, i.e., your bank or brokerage firm. What vote is required? Under Cimpress' Constitution, holders of at least a majority of our outstanding ordinary shares must be represented at the annual meeting to constitute a quorum, and the following vote is required to approve each of the proposals described in this proxy statement, in each case assuming a quorum is present: • Proposal 2 (advisory “say on pay”): This proposal requires the approval of at least a majority of votes cast at the annual meeting. This vote is non-binding and advisory in nature, but our Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements. • Proposal 5 (authorize our Board to opt out of statutory preemption rights): This proposal requires the approval of at least 75% of the votes cast at the annual meeting. • All other proposals: These proposals require the approval of at least a majority of votes cast at the annual meeting. 46

For all proposals, Irish law provides that ordinary shares represented at the meeting and abstaining from voting will count as shares present at the meeting for the purpose of determining whether there is a quorum but will not count for the purpose of determining the number of votes cast. Broker non-votes will not count as shares present at the meeting or for the purpose of determining the number of votes cast. “Broker non-votes” are shares that are held in street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote on a particular matter. How will votes be counted? Each ordinary share will be counted as one vote according to the instructions contained on a properly completed proxy or on a ballot voted in person at the meeting. Abstentions and broker non-votes are not counted as either votes in favor of a proposal or votes against a proposal and therefore have no impact on the voting, although abstentions do count for the purpose of determining the size of the quorum. Who will count the votes? Computershare Trust Company, Inc., our transfer agent, will count, tabulate, and certify the votes. How does the Board of Directors recommend that I vote on the proposals? Our Board recommends that you vote FOR all 2 proposals. Do the executive officers or directors have any substantial interests in these proposals? No, our executive officers and directors do not have any substantial direct or indirect interests in the proposals, except to the extent of their ownership of our ordinary shares or their own appointment to the Board of Directors. Will any other business be conducted at the meeting or will other matters be voted on? Our Board does not know of any other matters that may come before the meeting. If any other matter properly comes before the meeting, then, to the extent permitted by applicable law, the persons named in the proxy card that accompanies this proxy statement may exercise their judgment in deciding how to vote, or otherwise act, at the meeting with respect to that matter or proposal. Where can I find the voting results? Within four business days after the annual meeting, we will report the voting results on a Current Report on Form 8-K that we will file with the SEC. How and when may I submit a shareholder proposal, including a shareholder nomination for a Board position, for the 2025 annual general meeting? Because we are an Irish public limited company whose shares are traded on a U.S. securities exchange, both U.S. and Irish rules and timeframes will apply if you wish to submit a candidate to be considered for election to our Board of Directors at our 2025 annual general meeting or if you wish to submit another kind of proposal for consideration by shareholders at our 2025 annual general meeting. Under our Constitution, in order to nominate a candidate for election as a director or bring other business before our 2025 annual general meeting, you must deliver notice of the matter, in compliance with the Constitution, to the address listed below no earlier than 120 calendar days and no later than 90 calendar days before the first anniversary of the 2024 annual meeting. However, if the date of our 2025 annual general meeting is more than 30 calendar days before or more than 60 calendar days after the first anniversary of the 2024 annual meeting, you must deliver the required notice no earlier than 120 calendar days before the 2025 annual general meeting and no later than the later of 90 calendar days before the 2025 annual general meeting or five calendar days after the day on we first publicly announce the date of our 2025 annual general meeting. Under U.S. securities laws, if you wish to have a proposal included in our proxy statement for the 2025 annual general meeting, then in addition to the above requirements, you also need to follow the procedures outlined in Rule 14a-8 of the Securities Exchange Act of 1934, and we must receive your proposal at our office in Dundalk, 47

Ireland as set forth below no later than June 11, 2025. To comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice at our office in Dundalk, Ireland as set forth below no later than September 21, 2025, and the notice must set forth the information required by Rule 14a-19 under the Securities Exchange Act. Any proposals, nominations or notices under our Constitution or pursuant to Rule 14a-8 or 14a-19 should be sent to: Secretary, Cimpress plc First Floor Building 3, Finnabair Business and Technology Park Dundalk, Co. Louth, A91 XR61 Ireland With a copy to: General Counsel Cimpress USA Incorporated 275 Wyman Street Waltham, MA 02451 USA What are the costs of soliciting these proxies? We will bear the costs of solicitation of proxies. We have retained Alliance Advisors for a fee of $13,500 plus expenses to assist us in soliciting proxies from our shareholders and to verify certain records relating to the solicitation. We and our directors, officers, and selected other employees may also solicit proxies by mail, telephone, e-mail, or other means of communication. Directors, officers, and employees who help us in soliciting proxies will not be specially compensated for those services, but they may be reimbursed for their reasonable out- of-pocket expenses incurred in connection with their solicitation. We will request brokers, custodians, and fiduciaries to forward proxy soliciting material to the owners of our ordinary shares that they hold in their names and will reimburse these entities for their out-of-pocket expenses incurred in connection with the distribution of our proxy materials. Householding of Annual Meeting Materials Some banks, brokers, and other nominee record holders may participate in the practice of “householding” proxy statements and annual reports. This means that only one copy of our proxy statement and annual report to shareholders may be sent to multiple shareholders in your household. We will promptly deliver a separate copy of either document to you if you contact us by emailing ir@cimpress.com, writing us at Investor Relations, Cimpress, 275 Wyman Street, Waltham, MA 02451 USA, or calling us at telephone no. +1 781-652-6480. If you want to receive separate copies of the proxy statement or annual report to shareholders in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker, or other nominee record holder if you hold your shares in street name, or you may contact us per the above if you are a holder of record. 48

APPENDIX A

Non-GAAP Reconciliations
(in thousands)

Adjusted EBITDA of Cimpress plc
Fiscal Years 2021 - 2023

	FY 2021	FY 2022	FY 2023
GAAP operating income	$ 123,510	$ 47,298	$ 57,309
Depreciation and amortization	173,212	175,681	162,428
Share-based compensation expense (1)	37,034	49,766	39,682
Proceeds from insurance	122	—	—
Certain impairments and other adjustments	20,453	(9,709)	6,932
Restructuring related charges	1,641	13,603	43,757
Realized gains (losses) on currency derivatives not included in operating income	(6,854)	4,424	29,724
Adjusted EBITDA	**$ 349,118**	**$ 281,063**	**$ 339,832**

(1) Share-based compensation expense in this reconciliation excludes any portion already included in restructuring-related charges to avoid double counting.

Fiscal Year 2024 Long-Term Incentive Program Non-GAAP Reconciliations

Adjusted LTI Revenue of Cimpress plc

	FY 2024
Cimpress reported revenue	$ 3,291,856
Adjustment to neutralize currency impact	(46,896)
Adjusted LTI Revenue of Cimpress plc	**$ 3,244,960**

Adjusted LTI Revenue of Vista Segment

	FY 2024
Vista revenue	$ 1,741,600
Adjustment to neutralize currency impact	4,347
Adjusted LTI Revenue of Vista Segment	**$ 1,745,947**

Adjusted LTI EBITDA of Cimpress plc

	FY 2024
GAAP operating income	$ 247,351
Depreciation and amortization	151,764
Share-based compensation expense (1)	65,584
Certain impairments and other adjustments	1,154
Restructuring related charges	423
Realized gains on currency derivatives not included in operating income	2,406
Exclude benefit from the reversal of variable long-term incentive compensation expense	(11,178)
Adjusted LTI EBITDA of Cimpress plc	**$ 457,503**

(1) Share-based compensation expense in this reconciliation excludes any portion already included in restructuring-related charges to avoid double counting.

A-1

Adjusted LTI Segment EBITDA of Vista FY 2024 Vista Segment EBITDA $ 328,472 Share-based compensation expense 26,578 Adjustment to for certain cross-business fulfillment costs 2,919 Adjustment to neutralize currency impact (2,080) Adjusted LTI Segment EBITDA of Vista $ 355,889 Adjusted LTI Unlevered Free Cash Flow of Cimpress plc FY 2024 Net cash provided by operating activities $ 350,722 Purchases of property, plant and equipment (54,927) Capitalization of software and website development costs (58,307) Proceeds from sale of assets 23,565 Plus: cash paid during the period for interest 132,272 Less: cash received for interest (14,169) Exclusion of net proceeds from sale of Jamaica facility (16,341) Adjustment to neutralize currency impact (1,716) Adjusted LTI Unlevered Free Cash Flow of Cimpress plc $ 361,099 Adjusted LTI Unlevered Free Cash Flow of Vista FY 2024 Vista Segment EBITDA $ 328,472 Capital Expenditures (19,717) Capitalized Software (25,035) Shared-based compensation expense 26,570 Other Reconciling items (1) 42,176 Adjustment to for certain cross-business fulfillment costs 2,919 Exclusion of net proceeds from sale of Jamaica facility (16,341) Adjustment to neutralize currency impact (2,870) Adjusted LTI Unlevered Free Cash Flow of Vista $ 336,174 (1) "Other reconciling items” includes net working capital changes and estimated tax allocation. A-2

FIRST FLOOR BUILDING 3, FINNABAIR BUSINESS AND TECHNOLOGY PARK DUNDALK, CO. LOUTH, IRELAND